

MESSAGE FROM OUR PRESIDENT AND CEO

Dear Fellow Stockholders:

On behalf of the entire Board of Directors of WestRock Company, I am pleased to invite you to join us virtually on January 29, 2021 for WestRock's annual meeting of stockholders.

We Responded Quickly and Effectively to the COVID-19 Pandemic

Our business in fiscal 2020 was significantly impacted by COVID-19. We acted to navigate an ever-changing supply chain to meet the demand for essential products and services needed by our customers and consumers. We are reminded daily that our solutions enable our customers to package and deliver food, beverages, healthcare products, cleaning products and other essential goods to consumers all over the world.

Throughout this crisis, we have remained focused on protecting the health and safety of our teammates while serving the needs of our customers. We responded decisively to the uncertainties introduced by COVID-19 in May 2020, when we initiated the WestRock Pandemic Action Plan and committed ourselves to, among other things, taking actions to provide an additional $1 billion in cash that we could use to reduce our outstanding debt through the end of fiscal 2021.

While the pandemic caused us to experience increased demand from certain end markets (e.g., e-commerce, food and healthcare), demand declined in other end markets (e.g., commercial print and high-end consumer products). We continued to deliver customized, value-added solutions that help our customers win in their markets and our financial results demonstrate the continued momentum that we have generated from successfully executing our strategy.

We Delivered Solid Financial Results in Fiscal 2020 and are Optimistic About Fiscal 2021

We delivered net sales of $17.6 billion, segment EBITDA of $2.8 billion and net cash provided by operating activities of $2.1 billion. We reduced our total debt by $633 million. The actions that we took pursuant to the WestRock Pandemic Action Plan resulted in more than $350 million in additional cash that we used to reduce our outstanding indebtedness.

As we have entered fiscal 2021, demand across most packaging markets has improved. As we execute our disciplined capital allocation strategy, in the near-term, we will focus on reducing our leverage, completing our strategic capital projects and maintaining a competitive dividend.

We are Committed to Sustainability

In September 2020, we announced our continued commitment to sustainability – *Imagining and Delivering on the Promise of a Sustainable Future* – that focuses on three key areas:

- Supporting people and communities.
- Bettering the planet.
- Innovating for our customers and their customers.

Our progress is already evident. For the first time, we were named to the 2020 Dow Jones Sustainability North America and World Indices in recognition of our sustainable business practices.

We are Committed to Promoting Diversity, Inclusion, Equity and Belonging

We promote diversity, inclusion, equity and belonging at WestRock and are committed to increasing the diversity of our board of directors and management team. I am proud that women comprise 33% of our director nominee slate for the upcoming annual meeting, compared to 17% in 2017, and that many women and minorities serve on our management team, including in the roles of Chief Human Resources Officer, Chief Communications Officer, Chief Accounting Officer, Chief Information and Digital Officer, Chief Information Security Officer, Chief Environmental Officer, Chief Sustainability Officer, Chief Marketing Officer and Senior Vice President, Science and Innovation.

We are committed to continuing to improve in these areas. In October 2020, the Board adopted the WestRock Company Diversity Search Policy, pursuant to which we will include qualified female and racially or ethnically diverse candidates on the initial lists of candidates from which new management-supported director nominees and chief executive officers recruited from outside WestRock are chosen by the Board.

Our Capabilities and Approach are Unique in Our Industry

We differentiate ourselves in the marketplace with our ability to provide paper, packaging, machinery and displays – and to help manage complex supply chains. Our capabilities and approach are unique in our industry and support our vision to be the premier partner and unrivaled provider of winning solutions for our customers. As our customers increase their demand for higher value, more functional packaging solutions, the mix of our business is shifting toward higher value packaging solutions and away from lower margin paper markets.

WestRock is the premier partner and unrivaled provider of sustainable, winning paper and packaging solutions for our customers and we are delivering value for all our stakeholders including our customers, teammates and stockholders.

On behalf of the Board and our 50,000 incredible teammates around the world, thank you for your investment in WestRock. We remain confident that WestRock will emerge from the pandemic a stronger company that will be positioned to generate consistent, profitable growth over the long term.

Very truly yours,

Steve Voorhees

Steven C. Voorhees, President and Chief Executive Officer



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE: 9:00 a.m., Eastern Time, on Friday, January 29, 2021

PLACE: Online via webcast at
www.virtualshareholdermeeting.com/WRK2021.

Due to concerns related to COVID-19, the annual meeting of stockholders will be a virtual meeting, conducted exclusively via live audio webcast. There will not be a physical location for the annual meeting, and you will not be able to attend the meeting in person.

ITEMS OF BUSINESS:

(1)   To elect 12 directors

(2)   To hold an advisory vote to approve executive compensation

(3)   To approve the WestRock Company 2020 Incentive Stock Plan

(4)   To ratify the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm

(5)   To transact any other business that properly comes before the meeting or any adjournment of the meeting

WHO MAY VOTE: You may vote if you were a holder of our common stock of record on December 4, 2020

DATE THESE PROXY MATERIALS WERE FIRST MADE AVAILABLE ON THE INTERNET: December 14, 2020

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

BOARD AND GOVERNANCE MATTERS

COMPENSATION MATTERS

AUDIT MATTERS

OTHER IMPORTANT INFORMATION

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. You should read this entire Proxy Statement carefully before voting.

MEETING INFORMATION

Time and Date	9:00 a.m., Eastern Time, on Friday, January 29, 2021
Location	Online via webcast at www.virtualshareholdermeeting.com/WRK2021
Record Date	December 4, 2020

MEETING AGENDA

Proposals	Board Recommendation	Page
Election of 12 Directors	FOR each nominee	5
Advisory Vote to Approve Executive Compensation	FOR	19
Approval of the WestRock Company 2020 Incentive Stock Plan	FOR	20
Ratification of Appointment of Ernst & Young, LLP	FOR	47

DIRECTOR NOMINEES

Name	Age	Director Since	Experience	Committee Memberships	Other Public Company Boards
Colleen F. Arnold *	63	2018	Former Senior Vice President, Sales and Distribution, International Business Machines Corporation	CC, NCG	0
Timothy J. Bernlohr *	61	2015	Managing Member, TJB Management Consulting, LLC	EC, CC **, NCG	3
J. Powell Brown *	53	2015	President and CEO, Brown & Brown, Inc.	NCG, FC	1
Terrell K. Crews *	65	2015	Former Executive Vice President, CFO, Monsanto Corporation	AC, FC**	2
Russell M. Currey *	59	2015	President, Boxwood Capital, LLC	AC, FC	0
Suzan F. Harrison *	63	2020	Former President, Global Oral Care, Colgate-Palmolive Company	AC, FC	1
John A. Luke	72	2015	Non-Executive Chairman, WestRock Company; Former Chairman and CEO, MeadWestvaco Corporation	EC **	1
Gracia C. Martore *	69	2015	Former President and CEO, TEGNA, Inc.	EC, AC **, CC	2
James E. Nevels *	68	2015	Chairman, The Swarthmore Group	CC, NCG	1
Steven C. Voorhees	66	2015	President and CEO, WestRock Company	EC	1
Bettina M. Whyte *	71	2015	President/Owner, Bettina Whyte Consultants, LLC	CC, NCG	0
Alan D. Wilson *§	63	2015	Former Chairman and CEO, McCormick & Company, Inc.	EC, NCG**, FC	1

* Denotes Independent Director or Nominee; ** Denotes Committee Chair; § Denotes Lead Independent Director
AC = Audit Committee; CC = Compensation Committee; EC = Executive Committee; FC = Finance Committee; NCG = Governance Committee

PERFORMANCE HIGHLIGHTS AND KEY ACCOMPLISHMENTS

Our fiscal 2020 performance highlights include:

$17.6 billion	$2.1 billion	$2.8 billion
Net Sales	**Net Cash Provided by Operating Activities**	**Segment EBITDA**

Our fiscal 2020 key accomplishments include:

Responded Effectively to the COVID-19 Pandemic

In response to the uncertainty caused by the COVID-19 pandemic, in May 2020 we announced the WestRock Pandemic Action Plan. Pursuant to the plan, we announced a series of actions that were designed to provide us with an additional $1 billion in cash that we could use to reduce our debt through the end of fiscal 2021. These actions included:

- Reducing our fiscal 2020 capital investments by approximately $150 million and our fiscal 2021 capital investments to a range of $600 to $800 million from an anticipated range of $900 million to $1 billion.

- Resetting our quarterly dividend to $0.20 per share (an annual rate of $0.80 per share) from $0.465 per share (an annual rate of $1.86 per share).

- Decreasing our CEO's salary by 25% between May 1, 2020 and December 31, 2020 and decreasing our other executive steering team members' salaries by 15% each for the same period.

- Decreasing our directors' cash retainers by 25% between July 1, 2020 and December 31, 2020.

- Making Company contributions to our 401(k) plan in the form of our common stock, par value $0.01 per share ("Common Stock"), rather than cash.

- Paying our fiscal 2020 short-term incentive ("STI") in the form of Common Stock, rather than cash, and setting fiscal 2020 STI performance at the threshold level (i.e. 50% of the target performance level).

These and other cost control actions initiated during fiscal 2020 provided us with more than $350 million in cash that we used to reduce our outstanding indebtedness through the end of fiscal 2020.

Significantly Improved our Safety Performance

We significantly improved our safety performance in fiscal 2020.

- We improved our Occupational Safety and Health Administration ("OSHA") recordable incident rate to 1.52 from 1.68 in fiscal 2019 – a 10% improvement.

- We improved our lost work days rate to 11.86 from 14.07 in fiscal 2019 – a 16% improvement.

- We reduced the number of life changing events to 14 from 24 in fiscal 2019 – a 42% improvement.

These improvements reflect the high value and emphasis that we place on the health and safety of our teammates.

Productivity Improvements Promote Increased EBITDA for the Long Term

We have multiple levers to increase productivity that will help offset cost inflation and price pressures over the next year and beyond. We have invested in Six Sigma training for more than 2,000 of our teammates, and we implemented projects generating more than $200 million in productivity during fiscal 2020.

During fiscal 2020, we invested $361 million in strategic capital projects. In October 2020, we commenced operations of a new paper machine at our Florence, SC mill. We also continued work to upgrade our Tres Barras, Brazil mill, which we expect to complete in the first half of 2021. Our strategic capital projects, when combined with the additional run-rate synergies from the KapStone acquisition, will add more than $125 million of EBITDA in fiscal 2021 with a similar additional amount accruing to our benefit in fiscal 2022. See "Non-GAAP Financial Measures."

GOVERNANCE HIGHLIGHTS

We believe good corporate governance supports long-term value creation for our stockholders. The "Board and Governance Matters" section beginning on page 5 describes our corporate governance framework, which supports independent oversight and accountability.

Independent Oversight	**Accountability**
• 11 of 12 director nominees are independent	• Annual election of all directors
• Lead Independent Director	• Majority voting in uncontested elections
• All independent committees (other than Executive Committee)	• Annual Board and committee self-evaluations
• Mandatory director retirement age	• Annual advisory vote on executive compensation
	• Stock ownership guidelines and stock retention policy
	• Over-boarding policy

Our current directors possess relevant skills and experiences that facilitate the oversight of our strategy and management.



46% Other Public Company CEO Experience	**92%** Other Public Company Board Experience	**62%** Manufacturing Experience	**69%** Enterprise Risk Management Experience

Board Refreshment and Diversity

We recognize the importance of board refreshment. The Nominating and Corporate Governance Committee (the "Governance Committee") engaged a consultant in 2017 to support a multi-year board refreshment process. Colleen Arnold and Suzan Harrison joined the Board in 2018 and 2020, respectively. The addition of these directors demonstrates the Board's commitment to refreshment with independent nominees who provide perspectives and experience to advance our business strategy. Additionally, we recognize the importance of board diversity. The number of our female director nominees has increased from 17% of our total director nominees in 2017 to 33% in 2020.

In October 2020, the Board adopted the WestRock Company Diversity Search Policy, pursuant to which we will include qualified female and racially or ethnically diverse candidates on the initial lists of candidates from which new management-supported director nominees recruited from outside WestRock are chosen by the Board.

Environment, Social and Governance Oversight

We recently amended the Governance Committee's charter to provide that one of its principle duties and responsibilities is to oversee our policies, strategies and programs related to environment, social and governance ("ESG") matters, including sustainability matters. We believe this change positions us to continue to respond effectively to ESG matters as they arise.

Human Capital Management

The Board believes that effective human capital management is essential to our success and the Board is actively engaged and involved in talent management and succession planning. For example, the Board oversees and annually reviews leadership development and assessment initiatives, as well as short- and long-term succession plans for our CEO and senior management. As part of an ongoing leadership succession planning process and working closely with our CEO and Chief Human Resources Officer, the Board regularly reviews our talent strategy. In fiscal 2020, the Board discussed talent management and/or succession planning at each of its quarterly meetings.

Stockholder Engagement

We conduct year-round, proactive stockholder engagement to ensure that management and the Board understand and consider the issues that matter most to our stockholders. In addition to our regular engagement with our stockholders, we conducted an outreach program in the fall of 2020. We requested meetings with the corporate governance teams at stockholders representing 53% of our outstanding shares, as a result of which we engaged with teams at stockholders representing 19% of our outstanding shares. Among the topics discussed were capital allocation priorities, sustainability and diversity.

COMPENSATION HIGHLIGHTS

Pay for Performance

Our executive compensation program is based on a pay-for-performance model. For fiscal 2020:

→ 100% of our named executive officers' ("NEOs") STI goals were tied to a combination of Company, segment and/or unit performance

→ 75% of our NEOs' long-term incentive ("LTI") award value was tied to overall Company performance

→ Due to the impact and potential impact of COVID-19 on our business and financial results, in May 2020 the Compensation Committee determined to:

- Reduce our CEO's base salary by 25% and our other NEOs' base salaries by 15% each, in all cases from May 1, 2020 through December 31, 2020
- Set payments under the fiscal 2020 STI program at the threshold level (50% of the target opportunity) and make payouts following the end of fiscal 2020 in the form of Common Stock, rather than cash – payouts to our NEOs were later increased by 5% based on the results of a safety modifier that exceeded objectives for fiscal 2020

Pay at Risk

A significant portion of our NEOs' compensation is tied to performance. This allocation of variable target direct compensation aligns with our compensation philosophy of motivating our executive officers to achieve our business objectives in the short term and to grow our business to create long-term value for our stockholders.


CEO Pay Mix
11%
17%
72%
89% of Pay at Risk
Other NEO Pay Mix
23%
54%
23%
77% of Pay at Risk
Base
Bonus
LTI

The value realized by our CEO from LTI is based entirely on the value of our Common Stock and our financial and operational performance. Due to the strong alignment between pay and performance over the last three years, our CEO's total realizable pay in fiscal 2020 is 34% lower than his targeted pay for the same period.


CEO and President Realizable Pay
2020 Pay
2019 Pay
2018 Pay
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Target $11,529
Realizable $7,666
Target $11,205
Realizable $8,636
Target $10,800
Realizable $5,419
Performance-based Restricted Stock (rTSR)
Performance-based Restricted Stock (cash flow)
Time-based Restricted Stock
Annual Performance Bonus
Base Salary

Amounts are shown in thousands of dollars. Amounts shown for each target pay column reflect (a) base salary paid during the fiscal year, (b) the target annual performance bonus amount and (c) the fair value of equity (derived by multiplying the number of shares at target by the closing price of our Common Stock on the grant date). Amounts shown for each realizable pay column reflect (i) base salary paid during the fiscal year, (ii) the annual performance bonus amount paid, (iii) the value of time-based restricted stock based on the closing price of our Common Stock on September 30, 2020 and (iv) the expected value of performance-based restricted stock based on our cash flow performance and relative total shareholder return performance through September 30, 2020.

BOARD AND GOVERNANCE MATTERS

ITEM 1. ELECTION OF DIRECTORS

What am I voting on? Stockholders are being asked to elect each of the 12 director nominees named in this Proxy Statement to hold office until the annual meeting of stockholders in 2022 and until his or her successor is elected and qualified

Voting Recommendation: FOR the election of each of the 12 director nominees

Vote Required: A director will be elected if the number of shares voted FOR that director nominee exceeds the number of shares voted AGAINST that director nominee

Broker Discretionary Voting Allowed: No. Broker non-votes have no effect

Abstentions: No effect

GOVERNANCE FRAMEWORK

All of our corporate powers are exercised by or under the authority of our board of directors (the "Board"), and our business and affairs are managed under the direction of the Board, subject to limitations and other requirements in our charter documents or in applicable statutes, rules and regulations, including those of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange (the "NYSE").

Our governance framework supports independent oversight and accountability.

Independent Oversight

- 11 of 12 director nominees are independent
- Lead Independent Director
- All independent committees (other than Executive Committee)
- Mandatory director retirement age

Accountability

- Annual election of all directors
- Majority voting in uncontested elections
- Annual Board and committee self-evaluations
- Annual advisory vote on executive compensation
- Stock ownership guidelines and stock retention policy
- Over-boarding policy

Our governance framework is based on the key governance documents listed below, each of which is reviewed by the Board at least annually, except for our Bylaws (as defined below) and certificate of incorporation, which are reviewed periodically:

- Amended and Restated Bylaws (our "Bylaws")
- Amended and Restated Certificate of Incorporation
- Corporate Governance Guidelines (the "Guidelines")
- Charters of the Audit Committee, Compensation Committee, Governance Committee and Finance Committee
- Code of Conduct
- Code of Business Conduct and Ethics for Directors
- Code of Ethical Conduct for CEO and Senior Financial Officers.

Copies of these documents are available on our website, www.westrock.com, or upon written request sent to our Corporate Secretary. The information on our website is not part of this Proxy Statement.



BOARD COMPOSITION

The Board consists of 13 directors. Mr. Powers has not been nominated for re-election because he has reached the age of 72, which is our mandatory director retirement age. Pursuant to the Guidelines, Mr. Powers will retire from the Board effective at the annual meeting of stockholders scheduled for January 29, 2021 (the “2021 Annual Meeting”).

Director Independence

Under the Guidelines and the NYSE corporate governance listing standards (the “NYSE Standards”), the Board must consist of a majority of independent directors. The Board annually reviews director independence under standards set forth in the Guidelines. The Board has affirmatively determined that all director nominees, other than Mr. Voorhees (who is an employee of WestRock), are independent.

In the normal course of business, we purchase products and services from many suppliers and we sell products and services to many customers. In some cases, these transactions have occurred with companies with which our directors have relationships as directors or executive officers. Board members also have relationships as directors with companies that hold or held our securities. In 2020, the Board considered a lease of office space for Bradley Currey, the retired chairman and CEO of RockTenn and father of Russell Currey, a Board member. The Board determined that these relationships were not material (individually or collectively) for purposes of its affirmative determinations of director independence.

Director Nomination Process

The Governance Committee is responsible for evaluating and recommending Board candidates. After completing its evaluation of candidates, the Governance Committee presents its recommendations to the Board for consideration and approval.

Candidates recommended to Governance Committee	→	Governance Committee considers candidates’ qualifications	→	Governance Committee recommends candidates to Board	→	Board determines nominees for election

The Governance Committee periodically assesses the Board to ensure that it has the right mix of experience, qualifications and skills. A list of the skills and experiences that the Governance Committee considers important in light of our current business strategy and structure, along with an indication of how many director nominees possess each category of skill or experience, appears on page 7. The director nominees’ biographies beginning on page 8 include each director nominee’s relevant experience, qualifications and skills.

The Governance Committee periodically assesses the appropriate size of the Board and any vacancies that are expected due to retirement or otherwise. If no vacancies are anticipated, the Governance Committee considers the qualifications of incumbent directors. If vacancies arise or are anticipated, it considers potential director candidates who may come to the attention of the Governance Committee through current directors, professional search firms and advisors or other individuals, including stockholders. To nominate a candidate for next year’s annual meeting of stockholders, a stockholder must deliver or mail its nomination submission to WestRock Company, 1000 Abernathy Road NE, Atlanta, Georgia 30328, Attention: Corporate Secretary in accordance with the timing requirements included in our Bylaws as specified in “Other Important Information — Stockholder Proposals or Director Nominations for 2022 Annual Meeting”.

The Governance Committee evaluates potential candidates against the standards and qualifications set forth in the Guidelines, as well as other relevant factors it deems appropriate. In addition, each candidate must:

- Be free of conflicts of interest and other legal and ethical issues that would interfere with the proper performance of the responsibilities of a director (recognizing that some directors may also be executive officers of the Company).
- Be committed to discharging directors’ duties in accordance with the Guidelines and applicable law.
- Be willing and able to devote sufficient time and energy to carrying out the director’s duties effectively and be committed to serving on the Board for an extended period of time.
- Have sufficient experience to enable the director to meaningfully participate in deliberations of the Board and one or more of its committees, and to otherwise fulfill the director’s duties.

The table below lists the skills and experiences that the Governance Committee considers important in light of our business strategy and structure, along with the number of director nominees who have the particular skill or experience.

Skill/Experience	# of Director Nominees
Global Business Experience to help oversee the management of our global operations.	8 of 12
Mergers & Acquisitions Experience to provide insight into developing and implementing strategies for growing our businesses.	9 of 12
Financial Expertise to help drive our operating and financial performance.	8 of 12
Other Public Company CEO Experience to help us drive business strategy, growth and performance.	5 of 12
Other Public Company Board Experience to help us oversee an ever-changing mix of strategic, operational and compliance-related matters.	11 of 12
Capital Allocation Experience to help us allocate capital efficiently.	9 of 12
Paper and Packaging Experience to help us deepen our understanding of the markets within which we compete.	4 of 12
Manufacturing Experience to help us drive operating performance.	7 of 12
Sustainability Experience to assist us in delivering sustainable packaging solutions for our customers and achieving our sustainability goals.	4 of 12
Innovation Experience to assist us in building our global innovation capabilities in materials science, manufacturing services and products and solutions.	3 of 12
Consumer Packaged Goods Experience to assist us to better understand and anticipate our customers' needs and the changing dynamics of our industry.	4 of 12
Enterprise Risk Management Experience to assist us in our oversight and understanding of significant areas of risk to the enterprise and in implementing appropriate policies and procedures to effectively manage risk.	8 of 12
Experience with Scale to help us drive transformation, performance and culture in a large organization.	4 of 12

The Board strives to select candidates for Board membership who represent a mix of diverse experience, background and thought at policy-making levels that are relevant to our activities, as well as other characteristics that will contribute to the overall ability of the Board to perform its duties and meet changing conditions. In October 2020, the Board adopted the WestRock Company Diversity Search Policy, pursuant to which we will include qualified female and racially or ethnically diverse candidates on the initial lists of candidates from which new management-supported director nominees recruited from outside WestRock are chosen by the Board.

To ensure that the Board continues to evolve in a manner that serves our changing business and strategic needs, the Governance Committee evaluates whether each incumbent director possesses the requisite skills and perspective before recommending incumbent directors for re-nomination.

Board Refreshment

We recognize the importance of Board refreshment. The Governance Committee regularly considers Board composition and how Board composition changes over time. Ms. Arnold and Ms. Harrison joined the Board in 2018 and 2020, respectively.

Pursuant to the Guidelines, directors must retire when they reach age 72, provided that they may continue to serve thereafter until the next annual or special meeting of stockholders at which directors are to be elected and, on an exceptional basis, the Board may extend a director's term for a limited period of time. Mr. Powers has not been nominated for re-election because he has reached age 72. Mr. Luke has also reached age 72. Given the uncertainties created by the COVID-19 pandemic, in May 2020 the Board requested that Mr. Luke continue to serve as a director and as the Non-Executive Chairman of the Board until the annual meeting of stockholders in 2022 and, in October 2020, the Board nominated Mr. Luke for re-election by our stockholders at the 2021 Annual Meeting.

The Board has not established term limits because it believes that, on balance, term limits would sacrifice the contribution of directors who have been able to develop increasing insight into our strategy and operations and our industry over time. However, the Governance Committee evaluates the qualifications and performance of each incumbent director before recommending his or her nomination for an additional term. Also, a director who has a significant change in full-time job responsibilities must submit a letter of resignation to the Board, which allows the Board to review the continued appropriateness of the director's membership on the Board.

Majority Voting Standard in Uncontested Elections

Our directors are elected by a majority of the votes cast for them in uncontested elections. If a director does not receive a greater number of "for" votes than "against" votes, then the director must tender his or her resignation to the Board. The Board then determines whether to accept the resignation. Our directors are elected by a plurality vote standard in contested elections.

Over-Boarding Policy

Our directors may not serve on more than four other public company boards, and a director who serves as a CEO must limit his or her other public company directorships to two. None of our director nominees serves on more than three other public company boards.

Director Nominees

After many years of distinguished service, Mr. Powers will retire from the Board at the 2021 Annual Meeting – he reached age 72 during 2020 and has not been nominated for re-election pursuant to our mandatory director retirement age policy. We would like to take this opportunity to thank Mr. Powers for many years of effective service to the Board.

After evaluating each director and the composition of the Board, the Governance Committee recommended all of the current directors (other than Mr. Powers) for election at the 2021 Annual Meeting. If elected, each of the 12 nominees will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified. Each nominee has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted as recommended by the Board to elect substitute nominees recommended by the Board or the Board may allow the vacancy created to remain open until such time as it is filled by the Board, or the Board may determine not to elect substitute nominees and may instead determine to reduce the size of the Board.

Information about the nominees, including information concerning their qualifications for office, is set forth below.

COLLEEN F. ARNOLD

Age: 63

Director Since: 2018

Independent

Board Committees:

- Compensation
- Governance

Other public company boards:

- None

Other public company boards within 5 years:

- Cardinal Health, Inc.

Background:
Ms. Arnold has served as a director of the Company since 2018. She served as senior vice president, sales and distribution for International Business Machines Corporation ("IBM") from 2014 to 2016. Prior to that, Ms. Arnold held a number of senior positions with IBM from 1998 to 2014, including senior vice president, application management services, IBM Global Business Services; general manager of GBS Strategy, Global Consulting Services, Global Industries and Global Application Services; general manager, Europe; general manager, Australia and New Zealand Global Services; and chief executive officer of Global Services Australia.

Key Qualifications and Skills:
Ms. Arnold's experience serving in a number of senior roles with a large, global technology company provides her with global business experience, senior executive experience, consumer markets experience, technology experience and experience working for a company with significant scale.

TIMOTHY J. BERNLOHR

Age: 61

Director Since: 2015

Independent

Board Committees:

- Compensation (Chair)
- Executive
- Governance

Other public company boards:

- Atlas Air Worldwide Holdings, Inc.
- International Seaways
- Skyline Champion Corp.

Other public company boards within 5 years:

- Chemtura Corp.
- Overseas Shipholding Group, Inc.

Background:
Mr. Bernlohr served as a director of Smurfit-Stone Container Corporation ("Smurfit-Stone") from 2010 until it was acquired by RockTenn in 2011, and he served as a director of RockTenn from 2011 until the effective date of the 2015 merger of RockTenn Company and MeadWestvaco Corporation (the "Combination") when he became a director of the Company. Mr. Bernlohr is the managing member of TJB Management Consulting, LLC, a consultant to businesses in transformation and a provider of interim executive management and strategic planning services. From 1997 to 2005, he served in various executive capacities, including as president and CEO, at RBX Industries, Inc. Prior to joining RBX Industries, Mr. Bernlohr spent 16 years in various management positions with Armstrong World Industries, Inc.

Key Qualifications and Skills:
Mr. Bernlohr's experience as a strategic consultant, a director of various publicly traded companies and as the CEO of an international manufacturing company provides him with broad corporate strategy and general business knowledge.

J. POWELL BROWN

Age: 53

Director Since: 2015

Independent

Board Committees:

- Governance
- Finance

Other public company boards:

- Brown & Brown, Inc.

Other public company boards within 5 years:

- None

Background:
Mr. Brown served as a director of RockTenn from 2010 until the effective date of the Combination when he became a director of the Company. He has served as president of Brown & Brown, Inc. since 2007 and as CEO since 2009. Mr. Brown previously served as a regional executive vice president of the company. From 2006 to 2009, he served on the board of directors of SunTrust Bank/ Central Florida, a commercial bank and subsidiary of SunTrust Banks, Inc.

Key Qualifications and Skills:
Mr. Brown's experience as a CEO of a publicly traded insurance services company provides him with broad experience and knowledge of risk management and loss minimization and mitigation, as well as perspective on leadership of publicly traded companies.

TERRELL K. CREWS

Age: 65

Director Since: 2015

Independent

Board Committees:

- Audit
- Finance (Chair)

Other public company boards:

- Hormel Foods Corporation
- Archer Daniels Midland Company

Other public company boards within 5 years:

- None

Background:
Mr. Crews served as a director of Smurfit-Stone from 2010 until it was acquired by RockTenn in 2011, and he served as a director of RockTenn from 2011 until the effective date of the Combination when he became a director of the Company. Mr. Crews served as executive vice president and CFO of Monsanto Company from 2000 to 2009, and as the CEO of Monsanto's vegetable business from 2008 to 2009.

Key Qualifications and Skills:
Mr. Crews' experience as a CFO and executive of a publicly traded company and as a director of other public companies provides him with broad business knowledge and in-depth experience in complex financial matters. He also has experience working for a company with significant scale.

RUSSELL M. CURREY

Age: 59

Director Since: 2015

Independent

Board Committees:

- Audit
- Finance

Other public company boards:

- None

Other public company boards within 5 years:

- None

Background:
Mr. Currey served as a director of RockTenn from 2003 until the effective date of the Combination when he became a director of the Company. He has served as the president of Boxwood Capital, LLC, a private investment company, since 2013. Mr. Currey worked for RockTenn from 1983 to 2008 and served as executive vice president and general manager of its corrugated packaging division from 2003 to 2008.

Key Qualifications and Skills:
Mr. Currey's experience with RockTenn in a number of leadership roles over a period of 25 years provides him with substantial knowledge of our industry, business and customers.

SUZAN F. HARRISON

Age: 63

Director Since: 2020

Independent

Board Committees:

- Audit
- Finance

Other public company boards:

- Archer Daniels Midland Company

Other public company boards within 5 years:

- None

Background:
Ms. Harrison has served as a director of the Company since January 2020. She served as President of Global Oral Care at Colgate-Palmolive Company ("Colgate"), a worldwide consumer products company focused on the production, distribution, and provision of household, health care, and personal products, from 2012 to 2019. Previously, Ms. Harrison served as President of Hill's Pet Nutrition Inc. North America from 2009 to 2011, Vice President, Marketing for Colgate U.S. from 2006 to 2009 and Vice President and General Manager of Colgate Oral Pharmaceuticals, North America and Europe from 2005 to 2006. She held a number of other leadership roles at Colgate beginning in 1983.

Key Qualifications and Skills:
Ms. Harrison's experience serving in a number of senior roles with a large, global consumer products company provides her with global business experience, senior executive experience, consumer markets experience and experience working for a company with significant scale.

JOHN A. LUKE

Age: 72

Director Since: 2015

Independent

Non-Executive Chairman

Board Committees

- Executive (Chair)

Other public company boards:

- The Timken Company

Other public company boards within 5 years:

- The Bank of New York Mellon Corporation
- Dominion Energy Midstream Partners, L.P.

Background:
Mr. Luke served as chairman and CEO of MeadWestvaco from 2002 until the effective date of the Combination when he became a director and our Non-Executive Chairman. He spent 36 years with MeadWestvaco and its predecessor company, Westvaco Corporation, serving in a variety of positions. From 1996 to 2002, Mr. Luke served as chairman, president and CEO of Westvaco. He has served as a director of FM Global, a privately-held mutual insurance company, since 1999.

Key Qualifications and Skills:
Mr. Luke's background, experience and judgment, and his unique knowledge and understanding of MeadWestvaco's operations, provide him with valuable leadership, business and governance skills, as well as significant experience in the paper and packaging industry.

GRACIA C. MARTORE

Age: 69

Director Since: 2015

Independent

Board Committees:

- Audit (Chair)
- Compensation
- Executive

Other public company boards:

- United Rentals Inc.
- Omnicom Group Inc.

Other public company boards within 5 years:

- TEGNA Inc. (formerly Gannett Co., Inc.)

Background:
Ms. Martore served as a director of MeadWestvaco from 2012 until the effective date of the Combination when she became a director of the Company. She served as the president and CEO and as a director of TEGNA Inc. (formerly Gannett Co., Inc.) from 2011 to 2017, and she served as president and COO of Gannett from 2010 to 2011. Ms. Martore also served as Gannett's executive vice president and CFO from 2006 to 2010, its senior vice president and CFO from 2003 to 2006 and in various other executive capacities beginning in 1985. She has served as a director of FM Global since 2005, of The Associated Press since 2013 and of Learning Tree International (a company whose shares previously traded over-the-counter until 2018 when it terminated its registration under the Exchange Act) since January 2019.

Key Qualifications and Skills:
Ms. Martore's background, experience and judgment as CEO and CFO of a publicly traded company provide her with leadership, business, financial and governance skills. She also has experience working for a company with significant scale.

JAMES E. NEVELS

Age: 68

Director Since: 2015

Independent

Board Committees:

- Compensation
- Governance

Other public company boards:

- Alcoa Corp.

Other public company boards within 5 years:

- The Hershey Company
- XL Group Ltd.
- First Data Corp.

Background:
Mr. Nevels served as a director of MeadWestvaco from 2014 until the effective date of the Combination when he became a director of the Company. He has served as chairman of The Swarthmore Group, an investment advisory firm, since 1991. Mr. Nevels served as a director of The Hershey Company from 2007 to 2017 and as the lead independent director of The Hershey Company from 2015 to 2017, and he served as chairman of the company from 2009 to 2015. Mr. Nevels also served as a director of the Federal Reserve Bank of Philadelphia from 2010 to 2015 (and as its chairman from 2014 to 2015) and of MMG Insurance Company, a privately-held provider of insurance services. He served as our Lead Independent Director from September 2017 through February 2019.

Key Qualifications and Skills:
Mr. Nevels' background and experience as an investment advisor and board member, chairman and lead independent director of public companies provide him with financial expertise and broad knowledge and perspective on the governance and leadership of publicly traded companies.

STEVEN C. VOORHEES

Age: 66

Director Since: 2015

President and CEO

Board Committees:

- Executive

Other public company boards:

- Truist Financial Corp. (formerly SunTrust Banks, Inc.)

Other public company boards within 5 years:

- None

Background:
Mr. Voorhees served as a director of RockTenn from 2013 until the effective date of the Combination when he became a director of the Company. He served as RockTenn's CEO from 2013 until the effective date of the Combination when he became our president and CEO. Mr. Voorhees served as RockTenn's executive vice president and CFO from 2000 to 2013, chief administrative officer from 2008 to 2013 and president and COO in 2013.

Key Qualifications and Skills:
Mr. Voorhees' experience with RockTenn and his service as our president and CEO provide him with extensive knowledge of our business, strategy and capabilities. The Board also believes Mr. Voorhees' presence on the Board helps provide a unified focus for management to execute our strategy and business plans.

BETTINA M. WHYTE

Age: 71

Director Since: 2015

Independent

Board Committees:

- Compensation
- Governance

Other public company boards:

- None

Other public company boards within 5 years:

- AGL Resources Inc.

Background:
Ms. Whyte served as a director of RockTenn from 2007 until the effective date of the Combination when she became a director of the Company. She has been the president and owner of Bettina Whyte Consultants, LLC since 2015. Ms. Whyte served as a managing director and senior advisor at Alvarez and Marsal Holdings, LLC, a world-wide business consulting firm, from 2011 to 2015. She has served as an interim CEO and crisis manager of numerous billion dollar corporations and has been instrumental in the debt restructuring of Puerto Rico. Ms. Whyte has served as a director of Amerisure Insurance since 2002, and she serves as a trustee of the National Museum of Wildlife Art of the United States.

Key Qualifications and Skills:
Ms. Whyte's roles in the financial and operational restructuring of complex international and domestic businesses, her service as an executive of numerous troubled multinational public and private companies and her past service as a director of other public companies provide her with broad experience with financial and operational issues, as well as with governance issues.

ALAN D. WILSON

Age: 63

Director Since: 2015

Lead Independent Director

Board Committees:

- Executive
- Finance
- Governance (Chair)

Other public company boards:

- T. Rowe Price Group Inc.

Other public company boards within 5 years:
- McCormick & Company, Inc.

Background:
Mr. Wilson served as a director of MeadWestvaco from 2011 until the effective date of the Combination when he became a director of the Company. He served as chairman of the board of McCormick & Company, Inc. from 2009 to 2017 and he served as its CEO from 2008 to 2016. Mr. Wilson joined McCormick in 1993 and served in a variety of other positions, including as president from 2007 to 2015, president of North American Consumer Products from 2005 to 2006, president of the U.S. Consumer Foods Group from 2003 to 2005 and vice president - sales and marketing for the U.S. Consumer Foods Group from 2001 to 2003.

Key Qualifications and Skills:
Mr. Wilson's background, experience and judgment as CEO of a publicly traded multinational consumer food company provides him with leadership, market expertise, and business and governance skills. He also has experience working for a company with significant scale.

BOARD OPERATIONS

Board Leadership Structure

Our Bylaws separate the roles of CEO and Non-Executive Chairman and provide for a Lead Independent Director. The Board believes this leadership structure is the most effective for us at this time because it allows our CEO to focus on running our business and combines a strong Non-Executive Chairman and Lead Independent Director to pursue sound governance practices that benefit the long-term interests of our stockholders.

Position	Role
CEO and President	• Has general supervision of our business and affairs, and is recognized as our leader by business partners, employees, stockholders and other parties.
Non-Executive Chairman	• Provides oversight, direction and leadership to the Board, and facilitates communication among directors and the regular flow of information between management and directors. • Serves as chair of the Executive Committee. • Presides during Board and stockholder meetings. • Provides input, as appropriate, with respect to the CEO performance evaluation process, the Board performance self-evaluation process and Board succession planning.
Lead Independent Director	• Presides during meetings of the Board at which our Non-Executive Chairman is not present, including executive sessions of the independent directors. • May call meetings of the independent directors. • Serves as a liaison between our Non-Executive Chairman and the independent directors. • If requested by a major stockholder, ensures he or she is available for consultation and direct communication.

Board Committees

The Board assigns responsibilities and delegates authority to its committees, which regularly report on their activities and actions to the Board. The Board has determined that each current member of each committee (other than the Executive Committee) is "independent" within the meaning of the NYSE Standards and the Guidelines and meets any applicable additional committee-specific independence requirements. The purpose and principle responsibilities of each committee are summarized below and set forth in more detail in each committee's written charter (other than the Executive Committee, which does not have a charter), which can be found on our website.

AUDIT COMMITTEE

Members:
Gracia C. Martore (Chair)
Terrell K. Crews
Russell M. Currey
Suzan F. Harrison
Timothy H. Powers [1]

Meetings in Fiscal 2020: 8

Attendance Rate: 100%

* All members meet the independence requirements of Rule 10A-3 of the Exchange Act, the NYSE and the Guidelines, and are "financially literate" within the meaning of the NYSE Standards. Each of Ms. Martore and Messrs. Crews and Powers is an "audit committee financial expert" within the meaning of SEC regulations.

Purpose:

- Assists the Board in fulfilling its responsibilities with respect to oversight of:
  - the integrity of our financial statements
  - our system of internal control over financial reporting
  - the performance of our internal audit function
  - our system of compliance with legal and regulatory requirements.
- Oversees the independence, qualifications and performance of our independent auditor.

Principal Responsibilities:

- Directly appoints, compensates, retains and oversees the work of our independent auditor.
- Discusses with management policies with respect to risk assessment and risk management.

COMPENSATION COMMITTEE

Members:
Timothy J. Bernlohr (Chair)
Colleen F. Arnold
Gracia C. Martore
James E. Nevels
Timothy H. Powers [1]
Bettina M. Whyte

Meetings in Fiscal 2020: 5

Attendance Rate: 97%

* All members meet the independence requirements of the NYSE, the outside director requirements of the Internal Revenue Code of 1986 (the "Tax Code") and the Guidelines, and qualify as "non-employee directors" for purposes of Rule 16b-3(b)(3)(i) of the Exchange Act.

Purpose:

- Assists the Board in fulfilling its responsibilities with respect to compensation of our executives and non-employee directors, and oversight of matters relating to our equity compensation and employee benefits plans.

Principal Responsibilities:

- Sets the overall compensation strategy and compensation policies for our executives and non-employee directors.
- Approves corporate goals/objectives relating to CEO and senior executive compensation, evaluates CEO's performance and determines/approves CEO's compensation level and approves senior executives' compensation.
- Makes recommendations for compensating our non-employee directors.
- Reviews our incentive compensation arrangements to confirm that incentive pay does not encourage inappropriate risk taking.
- Directly appoints, terminates, compensates and oversees the work of its advisors.

GOVERNANCE COMMITTEE

Members:
Alan D. Wilson (Chair)
Colleen F. Arnold
Timothy J. Bernlohr
J. Powell Brown
James E. Nevels
Bettina M. Whyte

Meetings in Fiscal 2020: 4

Attendance Rate: 100%

* All members meet the independence requirements of the NYSE and the Guidelines.

Purpose

- Assists the Board in fulfilling its responsibilities with respect to:
  - identifying and recommending qualified candidates for the Board
  - overseeing the evaluation of the effectiveness of the Board and its committees
  - reviewing matters on corporate governance, including trends and practices
  - maintaining the Guidelines and other governance policies and procedures
  - overseeing our policies, strategies and programs related to ESG matters
  - CEO succession
  - Board refreshment.

Principal Responsibilities:

- Evaluates and recommends Board candidates.
- Evaluates and recommends changes to the size, composition and structure of the Board and its committees.

FINANCE COMMITTEE	**Purpose**
Members: Terrell K. Crews (Chair) J. Powell Brown Russell M. Currey Suzan F. Harrison Alan D. Wilson **Meetings in Fiscal 2020: 5** **Attendance Rate: 100%**	• Assists the Board in fulfilling its responsibilities with respect to overseeing our financial management and resources. **Principal Responsibilities:** • Reviews and recommends capital budgets to the Board for approval. • Reviews management's assessment of our capital structure, including dividend policies and stock repurchase programs, debt capacity and liquidity. • Reviews financing and liquidity initiatives proposed by management.

EXECUTIVE COMMITTEE	**Principal Responsibilities:**
Members: John A. Luke (Chair) Timothy J. Bernlohr Gracia C. Martore Steven C. Voorhees Alan D. Wilson **Meetings in Fiscal 2020: 0**	• Exercises the authority of the Board in managing our business and affairs; however, it does not have the power to (i) approve, adopt or recommend to our stockholders any action or matter (other than the election or removal of directors) that Delaware law requires to be approved by stockholders or (ii) adopt, amend or repeal our Bylaws.

(1) Mr. Powers is a current director and member of the Audit Committee and Compensation Committee. He was not nominated for election at the 2021 Annual Meeting due to his anticipated retirement.

Meeting Attendance in Fiscal 2020

In fiscal 2020, the Board held seven meetings and its committees held a total of 22 meetings. Overall attendance was approximately 99%, and each director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served. Each director attended our annual meeting of stockholders on January 31, 2020.

Meetings of Non-Management Directors and Independent Directors

Our non-management directors meet in regularly scheduled executive sessions conducted outside the presence of officers or management directors, unless non-management directors request managers to attend. Independent directors meet separately from other directors in executive session at least once a year.

Governance Spotlight

In addition to the formal meetings of the Board and its committees held in fiscal 2020, the Board held 20 optional meetings. These meetings were initiated in response to the potential risks to our business posed by COVID-19 and were used by the Board to ensure its effective oversight of the Company during uncertain times.

Stockholder Engagement

Stockholder engagement is a key pillar of our corporate governance framework. We conduct year-round, proactive stockholder engagement to ensure management and the Board understand and consider the issues that matter most to our stockholders. We believe ongoing engagement with our stockholders allows us to respond effectively to stockholder concerns.

We provide regular updates regarding our financial performance and strategic actions to the investor community through our participation in investor conferences, one-on-one meetings, earnings calls, and educational investor and analyst conversations. We also communicate with stockholders and other stakeholders through our SEC filings, press releases, website and sustainability report. In addition to our regular engagement initiatives, in the fall of 2020 we conducted an outreach program with the corporate governance teams of our largest stockholders. We requested meetings with the corporate governance teams at stockholders collectively representing 53% of our outstanding shares. As a result, we conducted meetings with corporate governance teams at stockholders representing 19% of our outstanding shares. We discussed, among other topics, capital allocation priorities, sustainability and diversity, and we shared feedback from these meetings with the Board.

Human Capital Management

The Board believes that effective talent development and human capital management are important to our success. The Board is actively engaged and involved in management succession planning and talent management – it oversees and annually reviews leadership development and assessment initiatives, as well as short- and long-term succession plans for our CEO and senior management. For example, as part of an ongoing leadership succession planning process and working closely with our CEO and Chief Human Resources Officer, the Board regularly reviews our talent strategy to ensure that it supports our business strategy. Succession plans for executive officers are reviewed by the Board at least annually, and successor candidates are identified with input from our CEO. Our CEO also meets annually in executive session with the Board to review our internal talent pipeline. High-potential leaders are given exposure to directors through formal presentations and informal events. In fiscal 2020, the Board discussed talent management or succession planning at each of its quarterly meetings.

> **Governance Spotlight**
> In fiscal 2020, we established five WestRock Resource Groups as a way for our employees to get involved with the conversations shaping our company: Women + Allies, African American/Black + Allies, Early Career + Allies, Hispanic/LatinX + Allies and Veterans + Allies.

In fiscal 2018, we engaged a consultant to assess our senior-most leaders, capture perspectives from their teams and colleagues, and contribute to their individual development plans. In fiscal 2019 and fiscal 2020, we conducted a similar process. We believe that this work, combined with our annual talent and organizational discussions for each business and function, enables us to build effective management succession plans and ensure continuity of leadership.

Sustainability

As sustainability has become increasingly important to our customers, employees and business strategy, we have become even more focused on operating our business in a sustainable manner. In 2015, we set a number of sustainability goals. The following table addresses the progress we have achieved through the end of fiscal 2020.

Goal	Progress
Forestry – certify all of our wholly-owned manufacturing facilities to internationally recognized chain of custody standards by 2025.	• 81% of facilities have been certified
Climate – reduce greenhouse gas emissions by 20% per ton from 2015 baseline by 2025.	• 15% intensity reduction; 21% absolute reduction
Water – map the water use at our most water-intensive operations by 2018 and develop water use reduction plans for strategic watersheds by 2020.	• Accomplished
Innovation – apply sustainability principles to all of our product designs.	• 30 new products with defined sustainability benefits launched in fiscal 2020
Supplier Diversity – increase managed spend with minority/diverse suppliers.	• More than $900 million of spend in fiscal 2020
Communities – give back to the communities where we live and work.	• More than $2.4 million of grants provided through the WestRock Employee Relief Fund since 2015

In September 2020, we announced a renewed commitment to sustainability – *Imagining and Delivering on the Promise of a Sustainable Future* – that focuses on three key areas:

- Supporting People and Communities – we are committed to supporting people and communities through a relentless focus on building a 100% safe work environment for our teammates – a workplace where everyone feels welcome, heard, valued and safe.
- Bettering the Planet – we will build on our 100-year heritage of championing sustainable forestry to ensure that we remain forest-positive where we operate, meaning that we help sustain and grow more trees than we use.
- Innovating for Our Customers and Their Customers – we will innovate for our customers and their customers through continued development of our recyclable, reusable and compostable product portfolio, while reducing waste from our operations that is sent to landfills.

See our website (www.westrock.com/sustainability) for more information, including information in our 2019 GRI Report. The information on our website and in our 2019 GRI Report is not part of this Proxy Statement.

Director Orientation and Continuing Education

New directors participate in an orientation program and receive materials and briefings to become familiar with our business, strategies and governance policies and other documents. Continuing education is provided for all directors through board materials and presentations (including by outside speakers), discussions with management, visits to our facilities and other sources. During fiscal 2020, a third party delivered a presentation to the Board on capital allocation and the Audit Committee received cybersecurity updates from our chief information and digital officer at each of its quarterly meetings. Although we have historically included visits to our facilities as part of our continuing education program, no such visits took place during fiscal 2020 due to concerns related to COVID-19.

Self-Evaluations

The Board and each committee (other than the Executive Committee) conducts an annual self-evaluation. The Governance Committee, which oversees the process and implementation of the self-evaluations, assesses the process of conducting self-evaluations annually and has used a variety of methods over the years to conduct the self-evaluations, including written questionnaires, interviews and discussions. For fiscal 2020, the Governance Committee engaged a consultant to develop a new written questionnaire.

Step 1. Process Review
In September 2019, the Governance Committee reviewed the self-evaluation process to ensure that it facilitates a candid assessment and discussion of the effectiveness of the Board and each Committee.

Step 2. Self-Evaluation Questionnaires
In October and November 2019, directors completed written questionnaires that had been developed by a consultant.

Step 3. Evaluation Interviews
Between November 2019 and January 2020, our Non-Executive Chairman and Lead Director used the results of the written questionnaires to conduct one-on-one interviews with each director.

Step 4. Board and Committee Review
In January 2020, the Board discussed the results of the self-evaluation process, including three common themes:

- Board refreshment
- Succession planning
- Strategy

Among other things, the results suggested that the Board and committees are functioning effectively and Board dynamics are healthy.

Risk Oversight

The Board provides oversight of our risk management processes. The Board performs this function as a whole and by delegating to its committees (other than Executive Committee), each of which meets regularly and reports back to the Board. These committees' risk oversight responsibilities are summarized below. While the Board and its committees oversee risk management, management is charged with managing enterprise risks. The Board recognizes that it is neither possible nor desirable to eliminate all risk; rather, the Board views appropriate risk taking as essential to our long-term success and seeks to understand and oversee critical business risks in the context of our business strategy, the magnitude of the particular risks and the proper allocation of our risk management and mitigation resources.

> **Governance Spotlight**
> In fiscal 2020, the Board received detailed reports on our compliance programs related to antitrust, trade and product stewardship. In addition, the Audit Committee reviewed cybersecurity compliance matters at each of its quarterly meetings.

The full Board has been, and continues to be, engaged in oversight of our response to COVID-19.

Our internal control environment facilitates the identification and management of risks and regular communications with the Board. Our internal audit department conducts an annual companywide risk assessment that includes interviews with more than 50 leaders to identify and assess our highest impact risks. The Board and its committees receive regular reports from senior managers on areas of material risk, including operational, financial, strategic, competitive, reputational, legal and regulatory risks, and how those risks are managed. Our general counsel informs each committee and the Board of significant and relevant legal and compliance issues. Each committee has access to outside counsel and may engage independent counsel.

AUDIT COMMITTEE
- Oversees risk management related to
  - financial statements
  - financial reporting and disclosure processes
  - financial and other internal controls
  - accounting
  - legal/compliance matters
  - information technology
  - cybersecurity
- Oversees the internal audit function.
- Meets separately on a regular basis with representatives of our independent auditing firm and the head of our internal audit department.

COMPENSATION COMMITTEE
- Oversees risk management related to our compensation philosophy and programs.
- Reviews our incentive compensation arrangements to confirm incentive pay does not encourage inappropriate risk.

GOVERNANCE COMMITTEE
- Oversees risk management related to governance policies and procedures, and board organization and membership.

FINANCE COMMITTEE
- Oversees risk management related to our annual capital budget plans and capital structure, and reviews financing and liquidity initiatives.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for setting the overall compensation strategy and policies for our non-employee directors and for recommending to the Board the compensation of non-employee directors. Directors who also serve as employees do not receive payment for service as directors.

In making decisions concerning compensation for non-employee directors, the Compensation Committee considers the director compensation practices of peer companies and whether compensation recommendations align with the interests of our stockholders. We seek to align total non-employee director compensation with the approximate median of peer group total director compensation.

In fiscal 2020, the compensation consultant to the Compensation Committee analyzed the competitive position of our director compensation program against the peer group used for executive compensation purposes and examined how each element of our director compensation program compared to those for members of the peer group. Based on this analysis, the compensation consultant determined that our total director pay was approximately 9% below the peer group median. After reviewing these results, and considering other factors, the Compensation Committee recommended to the Board that the value of the annual stock award to directors be increased from $135,000 to $160,000. The Board considered and approved this recommendation in January 2020.

Governance Spotlight
In response to COVID-19, the Board decreased the level of our directors' cash retainers by 25% each between July 1, 2020 and December 31, 2020.

Our non-employee director compensation in fiscal 2020 included the following components:

Component	Compensation ($)
Annual cash retainer	115,000
Annual stock award	160,000
Annual Non-Executive Chairman fee	40,000
Annual Lead Independent Director fee	20,000
Annual Committee Chair fees	
Audit Committee	20,000
Compensation Committee	20,000
Finance Committee; Governance Committee	17,500

Director Compensation for 2020

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Colleen F. Arnold	100,626	160,017	0	260,643
Timothy J. Bernlohr	127,813	160,017	0	287,830
J. Powell Brown	100,626	160,017	0	260,643
Terrell K. Crews	118,126	160,017	0	278,143
Russell M. Currey	100,626	160,017	0	260,643
Suzan F. Harrison	100,626	160,017	0	260,643
John A. Luke, Jr.	140,626	160,017	0	300,643
Gracia C. Martore	120,626	160,017	0	280,643
James E. Nevels	100,626	160,017	0	260,643
Timothy H. Powers [1]	100,626	160,017	0	260,643
Bettina M. Whyte	100,626	160,017	0	260,643
Alan D. Wilson	138,126	160,017	0	298,143

(1) Mr. Powers was not nominated for election at the 2021 Annual Meeting because he has reached our mandatory director retirement age.

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee director in fiscal 2020, whether or not such fees were deferred. These fees were paid in connection with the annual cash retainer, the Non-Executive Chairman's annual fee, the Lead Independent Director's annual fee and each Committee Chair's annual fee.

The amounts reported in the Stock Awards column reflect the grant date fair value associated with stock awards made in fiscal 2020, calculated in accordance with the provisions of Accounting Standards Codification ("ASC") 718. On January 31, 2020, each non-employee director received 4,103 restricted shares of Common Stock, or restricted stock units (for directors who elected to defer their equity awards pursuant to the WestRock Company 2016 Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan")). See "— Deferred Compensation." The number of shares and units associated with this award was determined by dividing the value of the annual stock award by the closing price of Common Stock as reported on the NYSE on the grant date.

Deferred Compensation

Non-employee directors may elect annually to defer all of their cash compensation and/or equity award pursuant to the terms of the Deferred Compensation Plan. At the director's option, we credit his or her (i) cash deferred account with the cash compensation he or she elected to defer and (ii) stock unit account for each restricted share of Common Stock that he or she elected to defer. The rights of the director in the balance credited to his or her deferred cash account are vested at all times, whereas rights in the balance of the stock unit account vest in accordance with the vesting schedule for the related restricted Common Stock grants. During fiscal 2020, Messrs. Powers and Wilson deferred both their cash compensation and equity award, Ms. Harrison deferred only her cash award and Mmes. Arnold, Martore and Whyte deferred only their equity award.

Director Stock Ownership and Retention Requirements

Each non-employee director is required to own at least the greater of (i) 5,000 shares of Common Stock or (ii) a number of shares of Common Stock having a value of not less than five times the annual cash retainer. In determining compliance with these guidelines, stock ownership includes vested and unvested restricted stock awards and restricted stock units. Directors have five years from the date of their initial election to achieve the targeted level of ownership. All non-employee directors are in compliance with these guidelines.

Our non-employee directors are required to retain 50% of the restricted stock, net of any shares used to satisfy any related tax liability upon vesting, awarded to the individual for a period of two years following the vesting of the restricted stock, or until the individual no longer serves as a director. The retention period does not apply to any shares to the extent the recipient continues to own an amount of Common Stock at least equal to the number of shares required under the preceding sentence, plus the number of shares required to be held under our stock ownership guidelines.

Anti-Hedging/Anti-Pledging Policy

We maintain a policy that prohibits our directors and officers, members of our leadership team and other designated employees, if any, from entering into derivative or hedging transactions in our securities, pledging our securities as collateral for a loan or short-selling our securities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We require that each executive officer, director and director nominee complete an annual questionnaire and report all transactions since the beginning of the last fiscal year that exceed $120,000 in which we were a participant and in which those persons (or their associates or immediate family members) had or will have a direct or indirect material interest. Management reviews responses to the questionnaires and, if any such transactions are disclosed, the Governance Committee then makes recommendations to the Board with respect to the appropriateness of such transactions. We do not have a formal written policy for approval or ratification of these transactions. Information included in directors' responses to the questionnaires is reviewed annually by the Board for the purpose of assessing independence under the Guidelines, applicable rules and regulations of the SEC and the NYSE Standards, and we review all responses to ensure that any such transactions adhere to the standards set forth above as well as our various codes of conduct. There was no transaction during fiscal 2020, and there are no currently proposed transactions, in which we were or are to be a participant, the amount involved exceeds $120,000 and an executive officer, director, director nominee, a beneficial owner of five percent or more of our Common Stock or any immediate family members of such persons had or will have a direct or indirect material interest.

COMMUNICATING WITH THE BOARD

Stockholders and other interested parties may communicate with directors (i) by mail at WestRock Company, 1000 Abernathy Road NE, Atlanta, Georgia 30328, (ii) by facsimile at (770) 263-4402 or by using our website contact form. Communications intended specifically for our non-executive chairman and other non-management directors should be marked "Attention: Independent Director Communications," while all other director communications should be marked "Attention: Director Communications." Communications regarding accounting, internal accounting controls or auditing matters may be reported to the Audit Committee using the above address and marking the communication "Attention: Audit Committee Communications."

COMPENSATION MATTERS

ITEM 2. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

What am I voting on? The Board is asking our stockholders to approve, on an advisory basis, the compensation of the named executive officers as disclosed in this Proxy Statement

Voting Recommendation: FOR the proposal

Vote Required: An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote

Broker Discretionary Voting Allowed: No. Broker non-votes have no effect

Abstentions: Vote against

In accordance with SEC rules, our stockholders are being asked to approve, on an advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement. We have historically received high levels of support from our stockholders on advisory votes to approve executive compensation.

Historical Support for Say-on-Pay Proposals

2018: **98%**	2019: **94%**	2020: **96%**

As described in detail in the Compensation Discussion and Analysis section beginning on page 23, we believe our compensation policies and procedures are competitive, focused on pay-for-performance principles and strongly aligned with the long-term interests of our stockholders. Our executive compensation philosophy is based on the belief that the compensation of our employees, including our NEOs, should be set at levels that allow us to attract and retain employees who are committed to achieving high performance and who demonstrate the ability to do so. Our objectives include creating a clear path between realized compensation and the successful execution of our business strategy and enhancing each individual executive's performance. We seek to provide an executive compensation package that is driven by our overall financial performance, increased stockholder value, the success of areas of our business directly impacted by the executive's performance and the performance of the individual executive.

We believe that our executive compensation program has been instrumental in helping us to achieve our strong historical financial performance, and that the emphasis of the program on pay-for-performance has benefited the Company and our stockholders.

The advisory vote on this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our NEOs, as well as the compensation philosophy, policies and practices described in this Proxy Statement. Our stockholders have the opportunity to vote for or against, or to abstain from voting on, the following resolution:

> RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of our named executive officers determined by the compensation committee, as described in the Compensation Discussion and Analysis section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement.

Because the required vote is advisory, it will not be binding on the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation decisions.

We provide our stockholders with this advisory vote to approve executive compensation on an annual basis and we expect that the next such vote will occur at the 2022 annual meeting of stockholders.

ITEM 3. APPROVAL OF THE WESTROCK COMPANY 2020 INCENTIVE STOCK PLAN

What am I voting on? The Board is asking our stockholders to approve the WestRock Company 2020 Incentive Stock Plan

Voting Recommendation: FOR the proposal

Vote Required: An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote

Broker Discretionary Voting Allowed: No. Broker non-votes have no effect

Abstentions: Vote against

The Board is asking our stockholders to approve the WestRock Company 2020 Incentive Stock Plan (the "2020 LTI Plan").

The Board believes that the 2020 LTI Plan is integral to our compensation strategies and programs and allows us to:

- Attract and retain key employees and non-employee directors
- Provide these individuals with an additional incentive to work to increase the value of our Common Stock
- Provide these individuals with a stake in our future that corresponds to the stake of our stockholders.

MATERIAL FEATURES OF THE 2020 LTI PLAN

- *No liberal share recycling*. The 2020 LTI Plan prohibits the reuse of shares withheld to satisfy the exercise price of an option or stock appreciation right ("SAR") or to satisfy tax withholding obligations. The 2020 LTI Plan also prohibits "net share counting" upon the exercise of SARs.
- *Double-trigger vesting upon a change in control*. Subject to the applicable award agreement, if awards granted under the 2020 LTI Plan are assumed by an acquirer in connection with a change in control, such awards will not automatically vest or pay out solely upon consummation of the change in control.
- *No liberal change in control definition*. The definition of change in control would require consummation, not only stockholder approval, of a merger or similar corporate transaction.
- *No repricing of options or SARs*. Stockholder approval would be required to reprice options or SARs with an exercise price that is less than the original exercise price.
- *No discount options or SARs*. The 2020 LTI Plan prohibits the grant of options or SARs with an exercise price that is less than the fair market value of a share of Common Stock as of the grant date.
- *Awards subject to clawback*. Awards under the 2020 LTI Plan would be subject to recoupment under certain circumstances under our clawback policy.

2016 LTI PLAN USE AND NET BURN RATE

The calculations set forth below have been impacted by COVID-19 and the actions we have taken in response to it. We took steps to conserve cash, which we felt was in the best interests of us and our stockholders, but which resulted in additional shares of our Common Stock being issued in fiscal 2020 – for example, we made 401(k) Company contributions in the form of Common Stock. Although this action increased our share usage and negatively impacted the calculations below, it, along with other cost control actions, provided us with more than $350 million in cash that we used to reduce our outstanding indebtedness through the end of fiscal 2020.

Burn Rate Calculation

The following table provides an overview of our grant history and burn rate calculation during the past three fiscal years. As shown in the table, the number of awards we have granted under the 2016 LTI Plan as a percentage of our shares of Common Stock outstanding, which is commonly referred to as the "burn rate," averaged 0.75% over the last three fiscal years.

	2018	2019	2020
	(shares in millions)		
Equity awards (before forfeitures and withholding reductions)[1]	1,116,111	3,673,445	4,446,175
Adjustment for actual / estimated forfeitures	(178,010)	(353,687)	(715,671)
Adjustment for actual / estimated withholding reductions	(245,910)	(913,746)	(990,830)
Total equity awards (after forfeitures and withholding reductions)	692,191	2,406,012	2,739,674
Common Stock outstanding [2]	259,800,000	259,100,000	259,200,000
Burn rate (taking into account forfeitures and withholding reductions)	0.27%	0.93%	1.06%

1) Fiscal 2019 equity awards exclude stock options issued by us in connection with our acquisition of KapStone Paper and Packaging Corporation.
2) Weighted-average fully diluted common shares outstanding at fiscal year end.

Dilution Calculation

To provide another potential measure of the dilutive effect of annual equity-based compensation, the table below shows the total potential equity awards that may be made under the 2020 LTI Plan, together with outstanding unvested awards.

	Share Allocation and Potential Dilution
Maximum requested shares under the 2020 LTI Plan	4,950,000
Shares available for future issuance under the 2016 LTI Plan as of September 30, 2020	1,207,899
Issued but unvested awards as of September 30, 2020	10,088,646
Total Potential Unvested Equity Awards	16,246,545
Common Stock outstanding as of record date	263,089,661
Maximum requested shares under the 2020 LTI Plan	4,950,000
Shares available for future issuance under the 2016 LTI Plan as of September 30, 2020	1,207,899
Issued but unvested awards under the 2016 LTI Plan as of September 30, 2020	10,088,646
Total Shares and Share Equivalents	279,336,206
Total potential dilution	5.82%

POTENTIAL COMPENSATION SHARE NEEDS

In considering the appropriate number of shares to request under the 2020 LTI Plan, we reviewed our historical information and the awards that we have actually granted over the past three fiscal years. We further considered the potential impact of a variety of factors beyond our control that may impact the number of equity awards that we could issue in future years, including the price of our Common Stock at the time of equity award grants. Based on this information, we currently believe it is reasonable to expect that the 4,950,000 shares requested under the 2020 LTI Plan may last for the next three fiscal years.

We do not, as a matter of course, make forecasts, public or otherwise, as to our grants of equity awards due to the unpredictability of the underlying assumptions and estimates, including our actual share price at the time of the applicable grant, but have included the information above to give our stockholders access to this information for purposes of evaluating the 2020 LTI Plan. The information above is not, and should not be regarded as, an indication of actual future outcomes, and should not be relied upon as such. Neither we nor any other person makes any representation regarding potential or actual outcomes compared to the information set forth above.

SUMMARY OF 2020 LTI PLAN

The 2020 LTI Plan was adopted by the Board on October 30, 2020. The following summary of the 2020 LTI Plan is qualified in its entirety by reference to the full text of the 2020 LTI Plan. See Exhibit A.

Administration and Eligibility

The 2020 LTI Plan is administered by the Compensation Committee. The Compensation Committee has the authority to select eligible employees or directors to whom awards may be granted, determine the number of shares covered by those awards and set the terms, conditions and provisions of those awards. The Committee may, subject to any limits imposed by Delaware law, delegate its authority under the 2020 LTI Plan to one or more officers of the Company. All non-employee directors and approximately 925 employees will be eligible to receive awards under the 2020 LTI Plan.

Award Types

Under the 2020 LTI Plan, the Compensation Committee may grant:

- stock options, including incentive stock options intended to qualify for special tax treatment under Section 422 of the Tax Code,
- SARs, in tandem with stock options or freestanding,
- stock, which could or could not be subject to issuance or forfeiture conditions,
- stock units, which could or could not be subject to forfeiture conditions, and
- cash bonus incentives.

Shares Available for Issuance

4,950,000 shares have been reserved for issuance under the 2020 LTI Plan. Shares reserved for issuance under the 2020 LTI Plan are reserved from authorized but unissued shares and treasury shares. All shares remain available for issuance under the 2020 LTI Plan until issued pursuant to the exercise of an option or SAR or issued pursuant to a stock or stock unit grant. Any shares that are forfeited after grant again become available for issuance under the 2020 LTI Plan, other than shares that are withheld to satisfy any tax liability or exercise price. In the case of SARs, the number of shares deemed issued will be equal to the number of shares with respect to which the share appreciation is measured. Regardless of whether the 2020 LTI Plan is approved, we will retain the ability to grant awards under the 2016 LTI Plan until it has expired in accordance with its terms. On December 8, 2020, the closing price of the Common Stock was $45.11.

Award Limits

The 2020 LTI Plan stipulates that no individual may receive awards or cash retainers in any calendar year having an aggregate fair market value that exceeds $750,000 for service as a non-employee director. The number of shares that can be issued as incentive stock options may not exceed the number of shares reserved for issuance under the 2020 LTI Plan.

Adjustments

In the event the shares of Common Stock are affected by any equity restructuring or change in capitalization of the Company, including spin-offs, stock dividends or splits, large non-reoccurring dividends or rights offerings, or any merger, consolidation, acquisition of property or stock, separation, reorganization, liquidation or other transaction described in Section 424(a) of the Tax Code that did not constitute a change in control, the Compensation Committee will adjust the aggregate number and class of shares which could be issued under the 2020 LTI Plan and the number, class and price of shares subject to outstanding awards granted under the 2020 LTI Plan, as it deems reasonable and equitable to maintain the aggregate intrinsic value of the outstanding grants immediately before any such transaction.

Change in Control

If there is a "change in control" (as defined in the 2020 LTI Plan) of the Company and there is no continuation or assumption of an outstanding award that had been made pursuant to the 2020 LTI Plan, then the rights of each eligible employee and director in the then outstanding grants under the 2020 LTI Plan that were not so continued or assumed will vest 100% on the effective date of the "change in control" and automatically be cancelled in exchange for certain payments as set forth in the 2020 LTI Plan. If there is a "change in control" and the vesting of an outstanding award made pursuant to the 2020 LTI Plan was based in whole or in part on the satisfaction of one or more performance conditions that had a "target" level of performance, then the performance "target," or each such performance condition, will be deemed to have been met at 100% of the "target" on the effective date of the "change in control" unless the Compensation Committee determines that the performance level which is reasonably projected to be achieved will exceed 100% of the target performance level (in which event the Compensation Committee would determine the appropriate level of performance with respect to such award) or the related performance measurement period had expired before the effective date of the "change in control".

Amendment and Termination

The Board may amend the 2020 LTI Plan from time to time to the extent that the Board deems necessary or appropriate, provided no amendment may be made without stockholder approval to the extent approval is required under applicable law and, following the date of a change in control, no amendment may adversely affect any rights in respect of awards that vest in connection with such change in control.

The Board may suspend the granting of awards under the 2020 LTI Plan and terminate the 2020 LTI Plan at any time, provided that the Board may not modify, amend or cancel an award made before such suspension or termination unless the participant consents in writing or there is a dissolution or liquidation of the Company or a corporate transaction described under "Adjustments" or "Change in Control" above.

Life of the Plan

The 2020 LTI Plan stipulates that no grants may be made on or after the earlier of the tenth anniversary of the effective date of the 2020 LTI Plan, meaning the tenth anniversary of the date on which the 2020 LTI Plan is approved by our stockholders, and the date on which all shares of Common Stock reserved for issuance have been issued or are no longer available for use.

United States Federal Income Tax Consequences

The following discussion is a general summary of the principal U.S. federal income tax consequences under U.S. law relating to awards granted to employees under the 2020 LTI Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences. The federal income tax law and regulations are frequently amended, and participants should rely on their own tax counsel for advice regarding federal income tax treatment under the 2020 LTI Plan.

Stock Options and SARs. The grant of an option or SAR will create no tax consequences for the participant or the Company. A participant will generally have no taxable income upon exercise of an incentive stock option, except that the aggregate fair market value of the shares acquired minus the aggregate exercise price will count as "alternative minimum taxable income", which, depending on the facts, could result in the alternative minimum tax applying. Upon exercise of an option other than an incentive stock option, a participant generally must recognize ordinary income equal to the aggregate fair market value of the shares acquired minus the aggregate exercise price. Upon exercise of a SAR, a participant generally must recognize ordinary income equal to the value of the cash received (generally the difference between the fair market value of the Common Stock and the base price of the SAR). When disposing of shares acquired by exercise of an incentive stock option before the end of the later of the two-year anniversary of the grant of the option and the one-year anniversary of the exercise of the option (a "disqualifying disposition"), the participant generally must recognize ordinary income equal to the lesser of the aggregate fair market value of the shares at the date of exercise minus the aggregate exercise price or the amount realized upon the disposition of the shares minus the aggregate exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of an option (including an incentive stock option other than pursuant to a disqualifying disposition) generally will result in only capital gain or loss.

Other Awards. Other awards under the 2020 LTI Plan generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares or other property underlying such awards, and the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares or other awards.

Company Deduction. Except as discussed below, we are generally entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with options, SARs or other awards, but not for amounts the participant recognizes as capital gain. Thus, we will not be entitled to any tax deduction with respect to an incentive stock option if the participant does not dispose of the shares in a disqualifying disposition. Our ability to claim a deduction will be contingent on applicable reporting requirements having been met and that the income is not an "excess parachute payment" within the meaning of Section 280G of the Tax Code and is not disallowed by reason of the $1 million limitation on certain executive compensation under Section 162(m), as amended by the Tax Cuts and Jobs Act.

Section 409A. Section 409A of the Tax Code provides special tax rules applicable to certain compensation arrangements that provide for a deferral of compensation. Failure to comply with those requirements will result in accelerated recognition of income for tax purposes along with an additional 20% penalty tax. The 2020 LTI Plan and awards thereunder are generally intended to be designed and administered so that any awards that are considered to be deferred compensation will not give rise to any negative tax consequences to the recipient under these provisions.

Plan Benefits

All future awards to directors, executive officers and employees will be made at the discretion of the Compensation Committee or the Board. Therefore, we cannot determine future benefits under the 2020 LTI Plan at this time. Information regarding our recent practices with respect to equity-based compensation under our 2016 LTI Plan is presented elsewhere in this Proxy Statement and in our annual report on Form 10-K for the fiscal year ended September 30, 2020.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains our compensation philosophy, summarizes our executive compensation programs and discusses compensation decisions for the following named executive officers ("NEOs"):

Name	Title
Steven C. Voorhees	President and CEO
Ward H. Dickson	Executive Vice President and CFO
James B. Porter III [1]	President, Business Development and Latin America
Jeffrey W. Chalovich	Chief Commercial Officer and President, Corrugated Packaging
Patrick E. Lindner	Chief Innovation Officer and President, Consumer Packaging
Marc P. Shore [2]	Former President, Multi Packaging Solutions ("MPS")

(1) Mr. Porter will retire from the Company effective December 31, 2020.
(2) Mr. Shore resigned from the Company effective August 17, 2020.

EXECUTIVE SUMMARY

We use our executive compensation program as a strategic tool to support the successful execution of our business strategy.

The Compensation Committee has primary oversight over the design and execution of our executive compensation program. The program is based on a pay-for-performance model – it uses short-term incentives ("STI") and long-term incentives ("LTI") to drive multiple dimensions of performance and align the interests of our executives with those of our stockholders.

Compensation Governance and Practices

Pay-for-Performance

- 100% of 2020 STI goals were tied to Company, segment and/or unit performance

- 75% of 2020 LTI award value was tied to multi-year overall Company performance

- 89% of CEO's total 2020 target compensation was at risk; an average of 77% for other NEOs

Risk Mitigation

- Annual review of compensation plans, policies and practices includes risk assessment

- Anti-hedging/pledging policy

- Clawback provisions

- Stock ownership guidelines and stock retention policy

Program Features

- Independent oversight

- Competitive benchmarking

- Limited perquisites

- No dividend or dividend equivalents paid until equity awards vest

Say-on-Pay Results

At our annual meeting of stockholders held on January 31, 2020, 96% of the votes cast were in favor of the advisory vote to approve executive compensation. The Compensation Committee took these results into account by continuing to emphasize our pay-for-performance philosophy and utilizing challenging performance measures that provide incentives to deliver value to our stockholders. We have historically received high levels of support from our stockholders on advisory votes to approve executive compensation.

2018 Support	**2019 Support**	**2020 Support**
98%	**94%**	**96%**

Fiscal 2020 Compensation Highlights

Business Strategy Alignment

Our business strategy in fiscal 2020 continued to focus on generating earnings and cash flow, and realizing productivity improvements. The Compensation Committee aligned our executive compensation program with our business strategy by placing substantial weight on achieving these goals. For fiscal 2020, 100% of the STI goals for our NEOs were based on achieving EBITDA, EBITDA margin and productivity goals, and 50% of LTI award value was based on a cash flow per share measure, while another 25% of LTI award value was based on a relative total shareholder return metric.

Changes to Executive Compensation Program

Listed below are the changes that the Compensation Committee made to our executive compensation program for fiscal 2020.

What We Did	Why We Did It
• Added EBITDA margin measure to STI program	• To drive added focus on quality of EBITDA being delivered
• Reduced weighting of EBITDA measure in STI program from 85% to 70%	• To accommodate addition of EBITDA margin measure weighted at 15%
• Increased weighting of time-based restricted stock unit component of LTI program from 20% to 25% and reduced weighting of performance-based restricted stock units measured using relative total shareholder return from 30% to 25%	• To increase focus on retention while retaining a significant portion of overall LTI award value based on performance

Pay-for-Performance Alignment

Our executive compensation program design for fiscal 2020 reflects our commitment to pay-for-performance – 100% of our NEOs' STI goals were tied to a combination of Company, segment and/or unit performance and 75% of our NEOs' LTI award value was tied to overall Company performance. Further, the value realized by our CEO from LTI is based entirely on the value of our Common Stock and our financial and operational performance. Due to the strong alignment between pay and performance over the last three years, our CEO's total realizable pay in fiscal 2020 is 34% lower than his targeted pay for the same period.

CEO and President Realizable Pay



Amounts are shown in thousands of dollars. Amounts shown for each target pay column reflect (a) base salary paid during the fiscal year, (b) the target annual performance bonus amount and (c) the fair value of equity (derived by multiplying the number of shares at target by the closing price of our Common Stock on the grant date). Amounts shown for each realizable pay column reflect (i) base salary paid during the fiscal year, (ii) the annual performance bonus amount paid, (iii) the value of time-based restricted stock based on the closing price of our Common Stock on September 30, 2020 and (iv) the expected value of performance-based restricted stock based on our cash flow performance and relative total shareholder return performance through September 30, 2020.

Response to Impact of COVID-19

Our business in fiscal 2020 was significantly impacted by COVID-19. While the pandemic caused us to experience increased demand from certain end markets (e.g., e-commerce, food and healthcare), demand declined in other end markets (e.g., commercial print and high-end consumer products). Because we faced a high degree of uncertainty in the early stages of the pandemic, in May 2020 we announced the WestRock Pandemic Action Plan, pursuant to which we undertook a series of actions designed to provide an additional $1 billion in cash that we could use to reduce debt through the end of fiscal 2021. Among the actions, the Compensation Committee determined to (i) reduce our CEO's salary by 25% and our other NEOs' salaries by 15% each and (ii) pay our fiscal 2020 STI in the form of Common Stock and set fiscal 2020 STI performance at the threshold level (i.e. 50% of target performance). The Compensation Committee took these actions, in part, to conserve cash and align the interests of STI participants and focus our employees' attention on operating safely and effectively serving our customers.

EXECUTIVE COMPENSATION PROGRAM OVERVIEW

Philosophy and Objectives

Our executive compensation philosophy is based on the belief that the compensation of our employees, including our NEOs, should be set at levels that allow us to attract and retain employees who are committed to achieving high performance and who demonstrate the ability to do so. We seek to provide an executive compensation package that is driven by our overall financial performance, increased stockholder value, the success of areas of our business directly impacted by the executive's performance and the executive's leadership. Core principles of our executive compensation program include:

- Overall compensation must be competitive relative to other comparable organizations in order to attract and retain superior executives.

- A substantial portion of target total direct compensation should be linked to variable, at-risk pay.

- Compensation should reflect an employee's level of responsibility and contribution, and the greater the responsibility, the greater the share of an employee's compensation that should be at-risk with respect to performance.

- LTI should be used (in addition to STI and cash compensation) to encourage a focus on long-term strategy and execution, and to align our executives' and stockholders' interests.

Pay-for-Performance

Our executive compensation program is based on a pay-for-performance model. In fiscal 2020, the Compensation Committee tied 100% of our NEOs' STI goals and 75% of our NEOs' LTI award value to a combination of Company, segment and/or unit performance.

The Compensation Committee structures our NEOs' compensation so that a significant portion is at risk. This allocation of variable target direct compensation aligns with our compensation philosophy of motivating our executive officers to achieve our business objectives in the short term and to grow our business to create long-term value for our stockholders. As noted below, in fiscal 2020, approximately 89% of targeted total direct compensation for our CEO was at risk, and only 11% of his compensation was fixed, ensuring a strong link between his targeted total direct compensation and our financial and operating results. An average of approximately 77% of targeted total direct compensation for the other NEOs was at risk in fiscal 2020.

CEO Pay Mix	Other NEO Pay Mix
	
89% of Pay at Risk	77% of Pay at Risk

■ Base   ■ Bonus   ■ LTI

ADMINISTRATION

Peer Group

In July 2019, with the assistance of its compensation consultant, the Compensation Committee reviewed the then current compensation peer group to ensure that it reflected companies with which we compete for talent, that compete in our industry or adjacent industries or that have a similar scope and scale of organization to us. The Compensation Committee also considered companies with revenue similar to ours and those included in our relative total shareholder return and ISS peer groups. Based on this analysis and the recommendation of its compensation consultant, the Compensation Committee determined not to make any changes to the compensation peer group for fiscal 2020 set forth below:

2020 Peer Group	
3M Company	Kimberly-Clark Corporation
Avery Dennison Corp.	LyondellBasell Industries NV
Ball Corporation	Nucor Corporation
Crown Holdings, Inc.	Packaging Corporation of America
Freeport McMoRan Inc.	PPG Industries Inc.
The Goodyear Tire & Rubber Company	Sherwin-Williams Company
Honeywell International, Inc.	United States Steel Corporation
International Paper Company	Weyerhaeuser Company
	Revenue (in 000s of $) [1]
75th Percentile	$23,895
Median	$16,398
25th Percentile	$11,691
WestRock Company	$20,300[2]
WestRock Company Percentile Rank	69%

(1) Trailing twelve months revenue as of June 30, 2019.
(2) Reflected the estimated revenue impact of KapStone, which we acquired on November 2, 2018.

Benchmarking

The Compensation Committee uses competitive market data regarding base salary, STI and LTI to evaluate overall compensation levels in light of practices at companies that we compete with for talent, and seeks to ensure that pay opportunities do not deviate significantly from a range around the market median, but does not target a specific level of compensation. Individual pay levels are determined based on a review of each individual executive's responsibilities, performance and experience, as well as the Compensation Committee's judgment regarding competitive requirements and internal equity.

While the Compensation Committee reviews competitive market data regarding the various components of compensation for each NEO and certain other executives, the primary data point used to assess executive compensation is target total direct compensation, which is comprised of target total cash compensation (base salary and target STI opportunity), plus target LTI award value. The Compensation Committee has a bias to include more performance-based pay, particularly LTI, to deliver competitive pay.

Role of the Compensation Consultant

The Compensation Committee has sole discretion to retain and obtain the advice of a compensation consultant, and is directly responsible for the appointment, termination, compensation and oversight of the work of the compensation consultant. The Compensation Committee retains a compensation consultant to provide it with objective analysis, advice and information (including competitive market data and compensation recommendations). The compensation consultant reports to the Chair of the Compensation Committee and has direct access to other Compensation Committee members. The compensation consultant attends all significant meetings of the Compensation Committee and meets with the Compensation Committee in person in executive sessions without management present.

Meridian Compensation Partners, LLC ("Meridian") serves as the Compensation Committee's compensation consultant. The Compensation Committee engaged Meridian in fiscal 2018 after completing a request for proposal involving multiple firms. The Compensation Committee requested and received a letter from Meridian addressing its independence in light of the standards embodied in SEC rules and NYSE Standards. The Compensation Committee considered these and other factors relevant to Meridian's independence and concluded that Meridian was independent and the engagement would not raise any conflict of interest. The Compensation Committee reaffirmed Meridian's independence in July 2019 and July 2020.

Role of Management

The Compensation Committee considers input from our CEO in making determinations regarding our overall executive compensation program and the individual compensation of our other senior executives. As part of the annual planning process, our CEO develops targets for our annual bonus program and presents them to the Compensation Committee for consideration. Based on performance appraisals and information regarding competitive market practices provided by the compensation consultant, our CEO recommends base salary adjustments, STI opportunities and LTI levels for our other senior executives. Our CEO also presents his evaluation of each senior executive's contributions and performance over the past year, strengths and development needs and actions.

Setting Compensation Levels

After considering advice and recommendations from our CEO and the compensation consultant, the Compensation Committee determines what changes, if any, should be made to the executive compensation program and sets the level of compensation for each senior executive with respect to each compensation element. The Compensation Committee reviews a detailed analysis of each executive's annual total direct compensation and the value of benefits under retirement plans, as well as compensation tally sheets for our most senior executives.

COMPENSATION ELEMENTS

We provide a combination of pay elements and benefits to accomplish our executive compensation objectives. STI focus on the performance goals we believe drive stockholder value and for which our executives are responsible. LTI are equity based and include a combination of performance-based restricted stock and time-based restricted stock. We believe LTI are critical in aligning our executives' and stockholders' interests, and creating an effective retention measure. Together, we believe that these incentives focus our executives on making decisions that will benefit our stockholders.

Our executive compensation program includes the following primary components: base salary, STI, LTI and retirement benefits.

Factors	Base Salary	Annual Performance Bonus (STI)	Performance-Based Restricted Stock (LTI)	Time-Based Restricted Stock (LTI)
Form of Compensation	Cash		Equity	
	Fixed	Performance-Based	Performance-Based	Time-Based
Performance Timing	Short-Term Emphasis		Long-Term Emphasis	
Measurement Period	Annual and Ongoing	1 year	Vests at end of 3-year period	Vests at end of 3-year period
Key Performance Metrics Applicable	—	EBITDA, EBITDA Margin and Productivity	Cash Flow Per Share; Relative Total Shareholder Return; Stock Price	Stock Price
Determination of Performance-Based Payouts	—	Formulaic with Discretion (Safety)	Formulaic with Negative Discretion	—

Base Salary

Base salary is designed to provide competitive levels of compensation to executives based on their responsibilities, performance and experience. No specific formula is applied to determine the weight of each of these factors. We pay base salaries because they provide a basic level of compensation and are necessary to recruit and retain executives. At lower executive levels, base salaries represent a larger portion of total compensation in accordance with our pay philosophy. At more senior executive levels, a greater portion of overall compensation is progressively replaced with variable compensation opportunities.

> **Compensation Highlight**
> In response to COVID-19, the Compensation Committee decreased our CEO's base salary by 25% and our other NEOs' base salaries by 15% each.

Due to the uncertainties caused by COVID-19, in May 2020 we announced the WestRock Pandemic Action Plan, pursuant to which we undertook a series of actions designed to provide an additional $1 billion in cash that we could use to reduce debt through the end of fiscal 2021. In part, the Compensation Committee determined to reduce our CEO's base salary by 25% and our other NEOs' base salaries by 15% each, in each case from May 1 through December 31, 2020. The Compensation Committee made this decision in order to conserve cash. In connection with his resignation, effective August 17, 2020, the Compensation Committee restored the 15% base salary reduction that had applied to Mr. Shore.

The following pay increases were approved by the Compensation Committee as a result of a review of competitive market data for similarly situated positions, as well as internal equity considerations.

NEO	2019 Base Salary ($)[1]	Percentage Increase (%)	2020 Base Salary ($) [2]
Steven C. Voorhees	1,245,000	2.9	1,281,000
Ward H. Dickson	680,000	6.6 [3]	725,000
James B. Porter III	628,000	0	628,000
Jeffrey W. Chalovich	725,000	3.4	750,000
Patrick E. Lindner	650,000	11.5 [4]	725,000
Marc P. Shore	795,000	1.9	810,000

(1) Reflects the base salaries at September 30, 2019.
(2) Reflects the base salaries at September 30, 2020, except for Mr. Shore, who resigned effective August 17, 2020. Does not reflect the COVID-19 salary reductions discussed above. See "Executive Compensation Tables – Summary Compensation Tables" for information related to the salaries paid to our NEOs during fiscal 2020.
(3) Reflects an increase of 3.7% effective January 1, 2020, reflecting the Compensation Committee's annual review of our executives' base salaries, and an increase of 2.8% effective August 1, 2020, reflecting a review of overall market competitiveness, both internal and external.
(4) Reflects an increase of 7.7% effective January 1, 2020, reflecting the Compensation Committee's annual review of our executives' base salaries, and an increase of 3.6% effective August 1, 2020, in each case reflecting a review of overall external market competitiveness and internal equity considerations.

Annual Performance Bonus (STI)

Our annual executive bonus program is designed to motivate senior executives and reward the achievement of specific performance goals that support our business strategy. Annual bonus goals are established for each executive who participates in the program, including each NEO. Consistent with our philosophy of paying for performance, our NEOs' performance-based compensation rises and falls with our overall achievement of performance goals. The size of the target annual executive bonus program opportunities is designed to provide competitive levels of compensation to executives based upon their experience, duties and scope of responsibilities. Target awards are based on a percentage of the executive's base salary.

The amount actually paid to an executive under the annual executive bonus program is a function of the following variables:

- The executive's target bonus opportunity
- The goals established by the Compensation Committee
- For each goal, the attainment of minimum achievement levels (threshold), capped by maximum achievement levels, and the Compensation Committee's determination of the extent to which the executive's goals were met.

Awards earned under the annual executive bonus program are contingent upon continued employment through the end of the fiscal year (which is our performance period) and are subject to the discretion of the Compensation Committee (based on safety performance) to adjust the payout, as appropriate.

Performance Goals

At the beginning of fiscal 2020, the Compensation Committee established the primary performance goals for each of our NEOs: EBITDA, EBITDA margin and productivity results.

EBITDA Results

The Compensation Committee again assigned the greatest weighting to the consolidated EBITDA goal because it believes maximizing consolidated EBITDA will drive long-term stockholder value. For these purposes, EBITDA means adjusted segment EBITDA, as reported in our fiscal year end press release, subject to adjustment for other unusual items as determined by the Compensation Committee and for certain acquisitions or dispositions in fiscal 2020 involving enterprise purchase prices in excess of $100 million.

The Compensation Committee set the fiscal 2020 goals (other than the Brazil goal) lower than the same goals for fiscal 2019, reflecting lower anticipated year-over-year pricing, including the flow through of previously published Pulp and Paper Week containerboard price reductions, and a more competitive operating environment.

EBITDA Measure	Threshold (in 000s of $)	Target (in 000s of $)	Maximum (in 000s of $)	Actual (in 000s of $)
Consolidated	2,485,000	3,100,000	3,500,000	2,777,000
Brazil [1]	377,000	443,000	510,000	433,000
Integrated NA Corrugated	1,566,000	2,023,000	2,281,000	1,855,000
Multi Packaging Solutions	209,000	245,000	282,000	214,000
Integrated Consumer	810,000	1,011,000	1,060,000	861,000

(1)   Performance benchmark is presented in local currency (Brazilian Real).

EBITDA Margin Results

The Compensation Committee added an EBITDA margin measure for the first time in fiscal 2020 in order to drive an added focus on the quality of EBITDA being delivered by our business. For these purposes, EBITDA margin is calculated as EBITDA (as defined above) divided by segment sales, as reported in our fiscal year end press release sales, subject to adjustment for other non-recurring items as determined by the Compensation Committee.

EBITDA Margin Measure	Threshold (%)	Target (%)	Maximum (%)	Actual (in %)
Consolidated	15.0	16.8	18.0	15.8
Integrated NA Corrugated	17.2	20.3	21.6	19.3
Integrated Consumer	13.9	15.3	16.5	13.6

Productivity

For fiscal 2020, the Compensation Committee maintained the weighting of the productivity goal for all NEOs because it believes realizing productivity improvements will help us achieve our financial goals. For STI purposes, the productivity goals are measured based on realized improvements, subject to adjustment for other non-recurring items as determined by the Compensation Committee. For fiscal 2020, the threshold, target and maximum opportunities for year-over-year productivity improvements were $170 million, $211 million and $260 million, respectively, and we achieved $139 million of improvements. The Compensation Committee set the fiscal 2020 productivity target lower than both our target and actual performance level in fiscal 2019 based on its assessment of projected business conditions in fiscal 2020.

Safety Modifier

For fiscal 2020, management evaluated safety results based on OSHA recordable incident rate; lost work days; life changing events; our results compared to those of our peers; and progress made on implementation of a safety management system. If safety results did not meet predetermined performance objectives, the Compensation Committee had discretion to reduce STI payouts by up to 10% and, if they exceeded the objectives, the Compensation Committee had discretion to increase STI payouts by up to 5%. In fiscal 2020, we achieved a lost work days rate of 11.86 compared to a target of 14.29 and an OSHA recordable incident rate of 1.52 compared to a target of 1.60, and we suffered 14 life changing events compared to 24 in fiscal 2019.

The fiscal 2020 bonus goals for Messrs. Voorhees and Dickson were based exclusively on consolidated Company measures because their positions had a substantial impact on the achievement of those measures. The fiscal 2020 bonus goals for Messrs. Porter, Chalovich, Lindner and Shore were based on a combination of consolidated Company measures (i.e. EBITDA, EBITDA margin and productivity) and measures focused on the results of the businesses they oversaw (Brazil EBITDA for Mr. Porter, Integrated North American Corrugated Packaging EBITDA and EBITDA margin for Mr. Chalovich, Integrated Consumer Packaging EBITDA and EBITDA margin for Mr. Lindner and MPS EBITDA for Mr. Shore). Each NEO's target bonus amount was set at a percentage of his base salary, with payouts of 50% and 200% of that amount for threshold and maximum performance, respectively. Performance below threshold for a particular measure would result in no payout for that measure.

For fiscal 2020, Mr. Voorhees was eligible to earn a maximum cash bonus of 305% of his fiscal year base salary and each other NEO was eligible to earn a maximum cash bonus of 205% of his fiscal year base salary, in each case, to the extent that we achieved each of the applicable performance goals at or in excess of the maximum performance benchmarks and the Compensation Committee exercised its discretion to increase the STI payout by 5% based on achieving our safety objectives.

The following table provides the weighting assigned to each goal for each NEO.

Goal	NEOs – Weight (% of Target)					
	S. Voorhees	W. Dickson	J. Porter	J. Chalovich	P. Lindner	M. Shore
EBITDA – Consolidated Company	70%	70%	45%	40%	40%	35%
EBITDA – Brazil [1]	-	-	25%	-	-	-
EBITDA – Corrugated Packaging Segment	-	-	-	20%	-	-
EBITDA – MPS	-	-	-	-	-	20%
EBITDA – Consumer Packaging Segment	-	-	-	-	20%	20%
EBITDA Margin – Consolidated Company	15%	15%	15%	15%	15%	-
EBITDA Margin – Corrugated Packaging Segment	-	-	-	10%	-	-
EBITDA Margin – Consumer Packaging Segment	-	-	-	-	10%	10%
Productivity (Realized) – Consolidated Company	15%	15%	15%	15%	15%	15%

*   Results between performance levels are interpolated on a straight-line basis
    (1) Performance goals are presented in local currency (Brazilian Real).

The Compensation Committee sets performance goals at the beginning of each fiscal year, and as needed to account for changes in the Company after considering management's recommendations, the confidential business plan and the budget for that fiscal year. The Compensation Committee sets the required performance goals to achieve a maximum payout for a particular performance goal at ambitious levels that the Compensation Committee believes can only be attained when applicable results are exceptional and justify the higher award payments.

Potential bonus payouts under the STI plan are determined by modifying the executive's target bonus amount based on the relative weightings of the performance goals and the level at which they are achieved against the target values. The range of potential payouts were 40% of target at threshold performance (assuming the greatest possible reduction on the safety modifier) to 305% of target at maximum performance for the CEO and 205% of target at maximum performance for each other NEO (in each case, assuming the greatest possible increase on the safety modifier).

Fiscal 2020 Payouts

The Compensation Committee is responsible for assessing actual performance relative to performance goals for each goal and, in doing so, determines and certifies the amount of any final bonus payout.

Due to the uncertainties caused by COVID-19, in May 2020 we announced the WestRock Pandemic Action Plan, pursuant to which we undertook a series of actions designed to provide an additional $1 billion in cash that we could use to reduce debt through the end of fiscal 2021. In part, the Compensation Committee determined to pay our fiscal 2020 STI in the form of Common Stock and set fiscal 2020 STI performance at the threshold level (i.e. 50% of target performance). The number of shares was determined in May 2020 and paid following the end of our fiscal year in October 2020, with an adjustment only to reflect the impact of the safety modifier. The value realized by recipients was impacted by the change in the trading price of Common Stock from the grant date through the payout date. The Compensation Committee made these decisions because it viewed the fiscal 2020 STI goals as no longer meaningful in light of the impact of COVID-19 on our business and desired to align the interests of STI participants and focus their attention on promoting the health and safety of our teammates and effectively serving our customers.

> **Compensation Highlight**
> In response to COVID-19, the Compensation Committee determined in May 2020 to pay our fiscal 2020 STI in the form of Common Stock and set fiscal 2020 STI performance at threshold performance (i.e. 50% of target performance).

Set forth below under the "Hypothetical" column heading are the final bonus payouts that would have been earned by each NEO based on the actual performance on each metric as described above had the Compensation Committee not determined in May 2020 to set fiscal 2020 STI performance at the threshold performance level. Based on these actual results, STI would have paid out above the threshold performance level for each NEO.

Set forth below under the "Granted in May 2020" column heading are the actual bonus payouts that were approved by the Compensation Committee in May 2020. The number of shares of Common Stock and the value of these shares of Common Stock do not reflect the potential impact of the application of the safety modifier, as described above. Following the end of fiscal 2020, and after reviewing and certifying the applicable safety results, the Compensation Committee determined and certified the final bonus payouts (in the form of Common Stock) set forth below under the "Realized in October 2020" column heading. The actual award values reflect a 5% increase in STI payouts for our NEOs as a result of the Compensation Committee certifying that our safety results exceeded our performance objectives and an increase in the trading price of Common Stock from the grant date through the payout date.

	Hypothetical		Granted in May 2020			Realized in October 2020		
NEO	2020 Executive Bonus Payout ($)	2020 Executive Bonus (% of Target)	Common Stock – Number of Shares (#)[2][3]	Value of Common Stock ($)[2][3]	2020 Executive Bonus (% of Target)	Common Stock – Number of Shares (#)[2][4]	Value of Common Stock ($)[5]	2020 Executive Bonus (% of Target)
Steven C. Voorhees	1,268,190	66.0	37,960	960,767	50	39,858	1,511,415	78.7
Ward H. Dickson	478,500	66.0	13,928	352,517	50	14,625	554,580	78.7
James B. Porter III	508,680	81.0	12,407	314,021	50	13,028	494,021	78.7
Jeffrey W. Chalovich	510,000	68.0	14,817	375,018	50	15,558	589,959	78.7
Patrick E. Lindner	398,750	55.0	13,829	350,011	50	14,521	550,636	78.7
Marc P. Shore [1]	0	0	16,002	405,010	50	0	0	0

(1) Mr. Shore resigned effective August 17, 2020 and did not receive a bonus for fiscal 2020.
(2) The fair market value of the shares of Common Stock (i.e. $25.43) was determined based on the average closing price of Common Stock on the NYSE for the 10-day trading period commencing May 7, 2020.
(3) Excludes the potential impact of the application of the safety modifier, which was determined following the end of fiscal 2020.
(4) Includes the following number of shares received in connection with the application of the safety modifier: Mr. Voorhees, 1,898 shares; Mr. Dickson, 697 shares; Mr. Porter, 621 shares; Mr. Chalovich, 741 shares; and Mr. Lindner, 692 shares.
(5) Based on the closing price of Common Stock ($37.92) on the NYSE on October 13, 2020, the date on which the Compensation Committee certified the final bonus payouts.

Bonus – Marc Shore

In connection with Mr. Shore's resignation, which was effective August 17, 2020, the Compensation Committee approved a one-time cash payment to Mr. Shore of $145,890. This payment was intended to compensate Mr. Shore for the pro rata value of a one-time equity award he received when he joined us in June 2017 and which vested on June 7, 2020, which he would not otherwise have received commensurate value for the period from June 7, 2020 through August 17, 2020.

Long-Term Incentives (LTI)

LTI awards are designed to allow us to focus attention on the successful execution of our long-term business strategy and providing future returns to our stockholders. We emphasize long-term variable compensation at the senior executive level over short-term variable compensation to reward effective long-term management and attract and retain executives who may positively impact our long-term profitability. For fiscal 2020, LTI awards consisted primarily of:

- Performance-based restricted stock, representing 75% of the award value, subject to either a cash flow per share measure (50% of total award value) or a relative total shareholder return measure (25% of total award value) and
- Time-based restricted stock, representing 25% of the award value.

We believe that the combination of performance-based restricted stock with time-based restricted stock creates a strong at-risk LTI portfolio that provides optimal alignment among our stock price performance, management's long-term execution of our strategic plan and the LTI amounts actually realized by our executives.

Timing

While the Compensation Committee may grant LTI awards at any time, it generally approves awards for executives at its January or February meeting each year, except for awards related to promotions, new hires or acquisitions. Grants approved during scheduled meetings become effective and are priced as of the date of approval or as of a pre-determined future date. Grants approved by unanimous written consent become effective and are priced as of a pre-determined future date.

In fiscal 2020, the Compensation Committee granted LTI awards to our NEOs on February 3, 2020, March 30, 2020 and May 20, 2020. The February awards were our annual LTI awards. The March awards (which were made to Messrs. Dickson, Chalovich, Lindner and Shore) were intended to correct an administrative error; specifically, due to an administrative error, in February 2020 the Compensation Committee had approved a number of awards for these NEOs that was lower than the Compensation Committee intended. The May awards related to our 2020 STI awards, as discussed above. See "— Compensation Elements — Short-Term Incentives (STI) — Fiscal 2020 Payouts" above for more information.

Performance-Based Restricted Stock

Performance-based restricted stock is designed to incentivize and retain our executives by offering them the opportunity to receive shares of Common Stock upon achieving pre-determined performance criteria. The performance-based restricted stock awards include a service condition and a performance condition. In fiscal 2020, we used a performance condition based on our achievement of a specified cash flow per share and another performance condition based on our achievement of a specified relative total shareholder return. In each case, performance will be assessed from January 1, 2020 to December 31, 2022.

For the cash flow per share-based awards, subject to the satisfaction of the applicable service requirement, the actual number of shares that will vest pursuant to the grants made on February 3, 2020 will be a percentage of the respective target awards based on our cash flow per share (as defined below) as follows:

Cash Flow Per Share ($)	Percent of Target Award (%)
>5.65	200
4.65	100
3.65	50
< 3.65	0

* Awards for performance between these goal levels will be interpolated on a linear basis; provided performance in excess of the maximum goal level will not result in vesting in excess of 200% of the target award.

The Compensation Committee set the cash flow per share target for 2020 grants at a level that was 3.3% higher than the target level used for 2019 grants.

"Cash flow per share" is calculated as our "cash flow" (as defined below), divided by three, divided by the average of the "diluted weighted average shares outstanding" during the 12 quarters in the period beginning January 1, 2020 and ending December 31, 2022. "Cash flow" means our "net cash provided by operating activities," as set forth in our statements of cash flow during the period beginning on January 1, 2020 and ending December 31, 2022, provided that the Compensation Committee may adjust these calculations to exclude the effect of non-recurring items and other items at its discretion; minus the actual amount of "capital expenditures" up to $3.050 billion (excluding expenditures for certain key capital projects) and any amount over $3.050 billion in the discretion of the Compensation Committee, as set forth in our statements of cash flow during the period beginning January 1, 2020 and ending December 31, 2022; plus the sum of all cash sources included in the "investing activities" section of our statements of cash flow during the period beginning January 1, 2020 and ending December 31, 2022, but excluding any cash acquired in a merger (provided that the Compensation Committee may limit cash sources to $200 million in any year); plus any cash payments made in connection with certain claims and litigation; plus the after-tax cash impact of any merger, acquisition and divestiture-related restructuring and integration costs; plus any true-up payments relating to any earnout or similar payments made in connection with a merger or acquisition; plus any payments made in connection with the cash settlement of any opening balance sheet liabilities related to costs of mergers and acquisitions recorded on the books of the acquired or merged entities; plus or minus the cash impact of any changes in accounting treatment that impact cash flow; plus 32.3% (or our actual ownership percentage, if different than 32.3%) of the net income of our joint venture with Grupo Gondi; plus the after-tax impact of any cash payments relating to any multi-employer pension plan, other than normal pension contributions; plus any cash tax consequences arising from the prepayment of the Plum Creek Timber Note Holdings notes receivable or notes payable; provided that the Compensation Committee (a) will reverse the negative impact to Cash Flow associated with the one-time transition tax incurred under the Tax Cuts and Jobs Act and (b) may approve an amount to subtract from or add to cash flow for the estimated positive or negative effect of an acquisition, investment or disposition with total consideration of $200 million or more.

For the relative total shareholder return-based awards, subject to the satisfaction of the applicable service requirement, the actual number of shares that will vest pursuant to the grants made on February 3, 2020 will be a percentage of the respective target awards based on our relative total shareholder return (as defined below) as follows:

Relative Total Shareholder Return	Percent of Target Award (%)
> 75th percentile	200
50th percentile	100
30th percentile	50
< 30th percentile	0

Awards for performance between these goal levels will be interpolated on a linear basis; provided performance in excess of the maximum goal level will not result in vesting in excess of 200% of the target award. Payouts under this performance measure are capped at target if our total shareholder return is negative over the performance period.

"Total Shareholder Return" is calculated using the average price of our Common Stock for the 20 trading days prior to the start and end of the January 1, 2020 through December 31, 2022 performance period (the 20-day periods ending on December 31, 2019 for the initial period and on December 31, 2022 for the ending period) compared to the common stock price of companies included in the S&P 500 Materials Index using an identical calculation, provided that, in all cases, dividends paid to stockholders during the performance period will be calculated in the results as a reinvestment on the ex-dividend date closing price.

The performance-based restricted stock granted in fiscal 2020 is scheduled to vest on February 3, 2023 and provides for (i) dividend equivalent rights to be credited to the recipient prior to vesting on only the earned number of shares, (ii) early vesting in the event of a termination following a change in control, (iii) pro rata vesting upon retirement in certain circumstances and (iv) no voting rights prior to vesting.

Stock Options

The Compensation Committee did not award stock options in fiscal 2020, fiscal 2019 or fiscal 2018. When stock options are awarded, they are granted at fair market value, and have a three-year vesting period and a 10-year term.

Time-Based Restricted Stock

For fiscal 2020, 25% of target LTI compensation value was awarded in the form of time-based restricted stock to encourage executive retention. The Compensation Committee approves a dollar value for these awards and the recipient is granted a number of shares of restricted stock equal to that value. The economic value calculated for each award is based on the grant date closing stock price of our Common Stock. The time-based restricted stock typically vests on the third anniversary of the grant date and provides for (i) dividend equivalent rights to be credited to the recipient prior to vesting on only the earned number of shares, (ii) early vesting in the event of a termination following a change in control, (iii) pro rata vesting upon retirement in certain circumstances and (iv) no voting rights prior to vesting.

Fiscal 2020 LTI Awards

The Compensation Committee made the following LTI grants to our NEOs in fiscal 2020, which presentation omits the awards made in May 2020 with respect to 2020 STI, as discussed above. See "— Compensation Elements — Short-Term Incentives (STI) — Fiscal 2020 Payouts" above for more information.

NEO	Performance-Based Restricted Stock – Number of Shares at Target (#)	Time-Based Restricted Stock – Number of Shares (#) (1)
Steven C. Voorhees	158,215	52,740
Ward H. Dickson	34,830	11,610
James B. Porter III	31,030	10,340
Jeffrey W. Chalovich	37,050	12,350
Patrick E. Lindner	29,925	9,975
Marc P. Shore	30,785	10,260

(1) For Messrs. Dickson, Chalovich, Lindner and Shore, reflects the aggregate amount of time-based restricted stock received on February 3, 2020 and March 30, 2020. The March grant corrected for the impact of an administrative error made in connection with the February grant.

Restrictive Covenants

In connection with fiscal 2019 LTI awards, each NEO (other than Messrs. Porter, Lindner and Shore) executed a restrictive covenant agreement that included non-competition and non-solicitation provisions – in each case, these restrictions cover the period of employment and a one-year period from the date of termination. Messrs. Porter and Shore are subject to non-competition and non-solicitation provisions pursuant to the terms of their respective employment agreements. Mr. Lindner became an employee after the 2019 LTI awards were granted and executed a restrictive covenant agreement in connection with the LTI award that he received upon commencing employment with us.

2017 Performance-Based Restricted Stock Payout

We utilized cash flow per share and relative total shareholder return performance measures for the performance-based portion of the stock awards we made on February 17, 2017. Pursuant to the terms of the awards, we were required to generate cash flow per share of $5.40 and relative total shareholder returns at the 50th percentile in order to earn target payouts on these performance measures. In January 2020, the Compensation Committee approved an aggregate payout of 61.6% on these performance measures, reflecting a payout of 98.8% on the cash flow per share measure (we generated $5.36 of cash flow per share during the performance period) and a payout of 0% on the relative total shareholder return measure (we generated a total shareholder return of -10.76% (ranking us at the 24th percentile) during the performance period).

Retirement Benefits

We provide certain retirement benefits to our NEOs in order to provide a fundamental component of compensation and to attract and retain high quality senior executives. See "— Executive Compensation Tables — Retirement Plans" for more information.

Other Benefits

Perquisites are not a significant element of our executive compensation program. We have reimbursed Mr. Porter with respect to his automobile allowance. We do not reimburse our NEOs for club memberships or provide tax gross-up payments (other than for Mr. Porter with respect to his automobile allowance). Certain perquisites are provided that enable our NEOs to perform their responsibilities more efficiently. For example, Messrs. Voorhees and Porter may use our airplanes for business and limited personal use. This perquisite helps keep them more secure, ensures their quick availability for Company matters and permits them to work on Company business without distractions. We believe that the benefit to us of providing this perquisite outweighs the costs to the Company.

In fiscal 2019, we began providing an annual executive physical benefit to certain of our senior executives, including our NEOs. The Compensation Committee determined to offer this benefit in order to promote the health and well-being of our most senior executives and to provide them access to comprehensive and convenient preventative care.

OTHER COMPENSATION PRACTICES AND POLICIES

Consideration of Risk in Compensation Policies

Our compensation plans, policies and practices are designed to implement our compensation philosophy of motivating our executive officers to achieve our business objectives in the short term and to grow our business to create long-term value for our stockholders. As part of our annual review of our compensation plans, policies and practices, we conduct a risk assessment to ensure that such plans, policies and practices are not encouraging undue risk taking. In addition, we utilize a mix of performance measures, so that undue emphasis is not placed on one particular measure, and employ different types of compensation to provide value over the short- and long-term.

Officer Stock Ownership and Retention Requirements

Certain of our executives, including our NEOs, are expected to meet or exceed specified levels of Common Stock ownership in order to align their interests with those of our stockholders. The Board has established the following ownership guidelines:

Position	Target Ownership
Chief Executive Officer	6 times base salary
Other Designated Executives	3 times base salary

In determining compliance with these guidelines, stock ownership includes shares owned outright, vested or unvested stock grants, stock unit grants or deferred stock units, and shares held in trust for the benefit of the individual. Executives have five years from the date of their designation to achieve the targeted ownership level. All NEOs are in compliance with the guidelines.

Certain of our executives, including our NEOs, are required to retain 50% of the restricted stock awarded to the individual, net of any shares used to satisfy any related tax liability upon vesting, for a period of two years following the vesting of the restricted stock or until the individual no longer serves as an employee. The retention period does not apply to any shares to the extent the recipient continues to own an amount of Common Stock at least equal to the amount of shares required under the preceding sentence, plus the amount of shares required to be held under our stock ownership guidelines.

Anti-Hedging/Anti-Pledging Policy

See "Board and Governance Matters – Board Operations – Anti-Hedging/Anti-Pledging Policy."

Clawback Provisions

The Compensation Committee has adopted clawback provisions that apply to awards made to our NEOs pursuant to our annual executive bonus program and incentive stock plans that allow us to recapture amounts paid or stock granted to NEOs that vests based on financial results that we are required to restate at a future date if the Compensation Committee determines that the restatement is based in whole or in part upon any applicable misconduct by an applicable NEO. These provisions require an applicable NEO to pay us an amount of cash or deliver an amount of shares of Common Stock equal to the benefit received by the NEO because of the misstatement of financial results. These provisions apply to misstatements of financial results that are discovered within 24 months after an applicable stock grant has vested or bonus has been paid. The Compensation Committee may adopt changes to the clawback provisions if the SEC issues final rules and the NYSE adopts related listing standards implementing the provisions of the Dodd-Frank Act related to compensation recovery.

Deductibility of Executive Compensation

The Tax Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to its covered executive officers. This limitation previously did not apply to compensation that met the Tax Code requirements for "qualifying performance-based" compensation. Historically, we designed our compensation programs to qualify for this performance-based exception. With the passage of the Tax Cuts and Jobs Act of 2017, this exemption was repealed, effective for taxable years beginning after December 31, 2017, such that we expect that compensation paid to our covered executive officers in excess of $1 million will not be deductible in future fiscal years, unless it qualifies for transition relief.

Severance Plan Benefits

We adopted the WestRock Company Executive Severance Plan (the "Severance Plan") in 2019. The Severance Plan is intended to provide severance pay to eligible executives whose employment is terminated under certain circumstances. Subject to conditions, an eligible executive may receive severance pay (if he or she incurs an eligible termination) in an amount equal to 12 months of base salary and, in most instances, medical insurance coverage for 12 months. Each NEO, other than Messrs. Porter and Shore, may be an eligible executive under the Severance Plan.

Employment Agreements and Change in Control Agreements

Mr. Porter

We entered into an employment agreement with Mr. Porter in 2014 that superseded an employment agreement with him that we assumed in connection with our acquisition of Southern Container Corp. in 2008. If we terminate Mr. Porter's employment for grounds other than for "cause" his (i) outstanding unvested stock options, if any, will vest and become exercisable, (ii) outstanding unvested LTI awards granted in any year prior to the year in which his employment terminates will vest; provided applicable performance goals are satisfied and (iii) outstanding unvested LTI awards granted in the calendar year in which his employment is terminated will vest pro rata. Mr. Porter will be entitled only to compensation and benefits accrued through the termination date if we terminate his employment for "cause". The employment agreement includes non-competition and non-solicitation provisions that apply for two years and three years, respectively, following termination.

Mr. Porter will retire from the Company effective December 31, 2020. On October 31, 2020, we entered into a consulting agreement with Mr. Porter, pursuant to which we will pay Mr. Porter a monthly fee of $40,000 during the term of the agreement in consideration for his providing us with certain advisory services following his retirement. In addition, if Mr. Porter provides services for more than five days during any month during the term, we will pay him an additional fee of $8,000 for each full day that he provides services in excess of five days. The initial term of the agreement ends on December 31, 2021.

Mr. Chalovich

We assumed an employment agreement with Mr. Chalovich in connection with our acquisition of Southern Container Corp. in 2008. If we terminate Mr. Chalovich without "gross cause", he will be entitled to receive compensation and benefits accrued through the termination date and salary and paid COBRA continuation for one year, as well as a pro-rated bonus.

Mr. Shore

We entered into an employment agreement with Mr. Shore in January 2017 (with an effective date of June 6, 2017) in connection with our acquisition of MPS. Mr. Shore resigned as President of MPS effective August 17, 2020. The employment agreement includes non-competition and non-solicitation provisions that apply for one year and two years, respectively, following termination. We entered into an executive consulting agreement with Mr. Shore on August 26, 2020, pursuant to which we agreed to pay Mr. Shore a fee equal to $1,000 per hour in consideration for delivering consulting services, including general advisory services related to MPS. The consulting agreement has a one-year term. Mr. Shore has not earned any compensation under the consulting agreement.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our annual report on Form 10-K for fiscal 2020.

Timothy J. Bernlohr, Chair	Colleen F. Arnold	Gracia C. Martore
James E. Nevels	Timothy H. Powers	Bettina M. Whyte

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised entirely of the six independent directors listed above. No member of the Compensation Committee (a) was, during fiscal 2020, an officer or employee of ours or any of our subsidiaries, (b) was formerly an officer of ours or (c) had any relationship requiring disclosure by us pursuant to Item 404 of Regulation S-K. In fiscal 2020, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The amounts reported in the following table, including base salary, annual and long-term incentive amounts, benefits and perquisites, are described more fully under "Compensation Matters – Compensation Discussion and Analysis".

Name and Principal Positions	Fiscal Year	Salary ($) [1]	Bonus ($) [2]	Stock Awards ($) [3] [4]	Non-Equity Incentive Plan Compensation ($) [5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [6]	All Other Compensation ($) [7]	Total ($)
Steven C. Voorhees President and CEO	2020	1,138,562	0	9,590,724	0	167,783	212,618	11,109,687
	2019	1,233,750	0	8,207,642	1,556,062	434,897	226,906	11,659,257
	2018	1,190,000	0	14,795,275[8]	1,807,214	0	238,015	18,030,504
Ward H. Dickson Executive Vice President and CFO	2020	657,520	0	2,240,074	0	0	90,908	2,988,502
	2019	672,500	0	1,724,233	566,598	0	92,932	3,056,263
	2018	642,500	0	1,562,894	652,605	0	97,133	2,955,132
James B. Porter III President, Business Development and Latin America	2020	588,750	0	2,007,040	0	0	402,115	2,997,905
	2019	628,000	0	1,656,105	561,815	0	407,342	3,253,262
	2018	667,250	0	1,744,620	772,047	0	401,089	3,585,006
Jeffrey W. Chalovich Chief Commercial Officer and President, Corrugated Packaging	2020	696,874	0	2,383,680	0	0	46,421	3,126,975
	2019	691,250	0	1,724,233	578,019	0	45,732	3,039,234
	2018	631,250	0	1,335,620	723,390	0	47,616	2,737,876
Patrick E. Lindner [9] Chief Innovation Officer and President, Consumer Packaging	2020	647,291	0	1,928,348	0	0	104,139	2,679,778
Marc P. Shore [10] Former President, MPS	2020	708,454	145,890	2,079,211	0	0	131,056	3,064,611
	2019	790,000	0	1,612,539	641,228	0	102,498	3,146,265
	2018	762,500	0	1,602,581	610,488	0	59,274	3,034,843

(1) The salary amounts for fiscal 2020 reflect three months of salary at the calendar year 2019 rate in effect on October 1, 2019 and nine months of salary at the calendar year 2020 rate (including changes implemented during fiscal 2020) for each NEO (other than Mr. Shore), including the impact of the Compensation Committee responding to COVID-19 by decreasing our CEO's base salary by 25% and our other NEOs' base salaries by 15% each, in each case from May 1, 2020 through December 31, 2020. Mr. Shore retired effective August 17, 2020 and did not receive salary after that date. The Compensation Committee restored the 15% base salary reduction that had applied to Mr. Shore in connection with his resignation, which resulted in a payment of $32,284 to Mr. Shore in August 2020.

(2) For Mr. Shore, the amount shown relates to a discretionary bonus. See "— Compensation Discussion and Analysis — Compensation Elements — Annual Performance Bonus (STI) — Discretionary Bonus" for more information.

(3) Amounts for fiscal 2020 include the value associated with annual LTI awards as follows: Mr. Voorhees, $8,625,401; Mr. Dickson, $1,885,885; Mr. Porter, $1,691,530; Mr. Chalovich, $2,006,883; Mr. Lindner, $1,576,677; and Mr. Shore, $1,672,280. SEC regulations require us to disclose the aggregate grant date fair value of the award of stock or options measured in dollars and calculated in accordance with ASC 718. For grants of restricted stock and stock units with a cash flow per share measure and/or service condition, as well as other stock awards, the fair value per share is equal to the closing sale price of our Common Stock on the NYSE on the dates of the applicable grants ($39.47 on February 3, 2020 and $29.00 on March 30, 2020). For grants of restricted stock and stock units with a relative total shareholder return measure and a service condition, the fair value was determined using a Monte Carlo simulation ($45.14 on both February 3, 2020 and March 30, 2020). Certain grants of restricted stock and stock units made on February 3, 2020 and March 30, 2020 contain a performance condition that may be adjusted from 0-200% of target subject to the level of performance attained. SEC regulations require us to disclose the aggregate fair value at the grant date based upon the probable outcome of these conditions. The amounts shown for the stock awards made on February 3, 2020 and March 30, 2020 are calculated at 100% of target, which was the expected probable outcome of the performance condition at the grant date. Assuming maximum performance, the aggregate fair value of these awards would be as follows: Mr. Voorhees, $12,788,696; Mr. Dickson, $2,793,740; Mr. Porter, $2,507,967; Mr. Chalovich, $2,973,352; Mr. Lindner, $2,327,813; and Mr. Shore: $2,478,226. We disclose the aggregate amount without reduction for assumed forfeitures (as we do for financial reporting purposes).

(4) Amounts for fiscal 2020 include the value associated with STI payments that were made in October 2020. See "— Compensation Discussion and Analysis — Compensation Elements — Annual Performance Bonus (STI)" for more information. The value associated with these payments was as follows: Mr. Voorhees, $1,511,415; Mr. Dickson, $554,580; Mr. Porter, $494,021; Mr. Chalovich, $589,959; Mr. Lindner, $550,636; and Mr. Shore, $0.

(5) STI payments for fiscal 2020 were made in the form of Common Stock, rather than cash. See footnote 4 above.

(6) This column shows the increase from September 30, 2019 to September 30, 2020 in the actuarial present value of accumulated benefits for each NEO who participates in a WestRock sponsored pension plan. Mr. Voorhees retains benefits in the Pension Plan (as defined below) (formerly the RockTenn Pension Plan (as defined below)) and SERP (as defined below). These amounts do not include any above-market or preferential earnings on deferred compensation, as we do not provide above-market or preferential earnings on the deferred compensation of our NEOs. The amounts set forth in this column were calculated using the assumptions from the corresponding end-of-year disclosure. Accrued benefits payable at age 65 for Mr. Voorhees were determined as of the end of the fiscal year using compensation data through September 30 [and include bonuses for fiscal 2020 paid after the fiscal year end]. The accrued benefits were discounted back to the disclosure date with the discount rate only. The discount rates used as of September 30, 2020 were 3.348% (for the Pension Plan) and 2.620% (for the SERP). The lump sum rate (SERP only) used as of September 30, 2020 was 1.500%. The lump sum mortality table (SERP only) used as of September 30, 2020 was the applicable table under Revenue Ruling 2001-62 (GAR 94). The post-retirement mortality assumptions used as of September 30, 2020 were based on the Society of Actuaries' Pri-2012 white collar annuitant tables. Future mortality improvements are projected incorporating the Social Security Administration's data and assumptions, employing the same overall methodology used to develop the Society of Actuaries' MP-2018 improvement scale. It also reflects the fact that our white collar male and female populations have 107% and 110% higher mortality experience, respectively, than otherwise expected using these assumptions.

(7) The amounts shown as "all other compensation" include the following perquisites and personal benefits:

ALL OTHER COMPENSATION TABLE FOR FISCAL 2020

	Steven C. Voorhees	Ward H. Dickson	James B. Porter	Jeffrey W. Chalovich	Patrick E. Lindner	Marc P. Shore
Company Contributions to 401(k) Plan, SERP and Individual Retirement Account ($) (A)	198,748	90,908	381,264	46,421	44,198	68,749
Airplane Usage ($) (B)	13,870	0	0	0	0	0
Other ($) (C)	0	0	20,851	0	59,941	62,307
Total ($)	212,618	90,908	402,115	46,421	104,139	131,056

(A) The WestRock Company 401(k) Retirement Savings Plan (the "401(k) Plan") provides eligible employees with a matching contribution of 100% of the first 5% of pay they contribute to the plan. In addition, for eligible employees, we contribute 2.5% of their eligible pay at the end of the calendar year. For purposes of the 401(k) Plan, eligible pay is limited by IRS regulation to $285,000 in 2020. We have been paying the matching contribution in the form of Common Stock, rather than cash, since July 1, 2020. Under the WestRock Deferred Compensation Plan, the executives receive a match of 100% of the first 5% of their contributions in excess of the IRS limit of $285,000 and an additional 2.5% of eligible salary in excess of $285,000. Eligible salary includes salary and non-equity incentive compensation, and, for fiscal 2020, included STI, which was paid in the form of Common Stock. We contributed designated amounts to Mr. Porter's individual retirement account. Due to Mr. Porter's individual retirement account contributions, he is not eligible for the additional 2.5% Company contribution. Certain amounts disclosed in this row are also disclosed in the table below titled "Nonqualified Deferred Compensation Table".

(B) In accordance with SEC regulations, we report the use of corporate aircraft by our executive officers as a perquisite or other personal benefit unless it is "integrally and directly related" to the performance of the executive's duties. SEC rules require us to report this and other perquisites at our aggregate incremental cost. We estimate our aggregate incremental cost to be equal to our average incremental operating costs, which includes items such as fuel; maintenance; landing fees; trip-related permits; trip-related hangar costs; trip-related meals and supplies; crew expenses during layovers; and any other expenses incurred or accrued based on the number of hours flown. We use this method because we believe, on average, it fairly approximates our incremental cost and because it ensures that some "cost" is allocated to each passenger on each trip. Mr. Porter was entitled to make use of the corporate aircraft for limited personal use in fiscal 2020, but chose not to do so.

(C) For Mr. Porter, this amount includes $12,000 for his automobile allowance and $8,851 for tax gross-up payments related to our payment of this allowance. For Mr. Lindner, this amount relates to a reimbursement for moving expenses of $33,848 and $26,091 of related taxes. For Mr. Shore, this amount relates to payments for unused vacation.

(8) Reflects the "restoration award" described in the proxy statement we filed with the SEC on December 18, 2018.

(9) Compensation information for Mr. Lindner is provided for fiscal 2020 only because he was not a NEO in fiscal 2019 or fiscal 2018.

(10) Mr. Shore resigned effective August 17, 2020.

GRANTS OF PLAN-BASED AWARDS

The following table provides information as to the grants of plan-based awards to each NEO during fiscal 2020. This includes annual performance bonus awards under our annual executive bonus program – see "— Compensation Discussion and Analysis — Compensation Elements — Annual Performance Bonus (STI)" – and LTI awards - see "— Compensation Discussion and Analysis — Compensation Elements – Long-Term Incentives (LTI)."

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock-Based Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Steven C. Voorhees		0	0	0					
	2/3/2020				0	0	0	52,740	2,081,647
	2/3/2020				0	158,215	316,430	0	6,543,755
	5/20/2020				0	37,960	39,858		965,322
Ward H. Dickson		0	0	0					
	2/3/2020				0	0	0	11,200	442,064
	2/3/2020				0	33,595	67,190	0	1,389,499
	3/30/2020				0	0	0	410	11,890
	3/30/2020				0	1,235	2,470		42,432
	5/20/2020				0	13,928	14,624		354,189
James B. Porter		0	0	0					
	2/3/2020				0	0	0	10,340	408,119
	2/3/2020				0	31,030	62,060	0	1,283,411
	5/20/2020				0	12,407	13,027		315,510
Jeffrey W. Chalovich		0	0	0					
	2/3/2020				0	0	0	11,940	471,271
	2/3/2020				0	35,815	71,630	0	1,481,291
	3/30/2020				0	0	0	410	11,890
	3/20/2020					1,235	2,470		42,432
	5/20/2020					14,817	15,558		376,796
Patrick E. Lindner		0	0	0					
	2/3/2020				0	0	0	8,235	325,035
	2/3/2020				0	24,700	49,400	0	1,021,573
	3/30/2020				0	0	0	1,740	50,460
	3/30/2020				0	5,225	10,450		179,609
	5/20/2020				0	13,829	14,520		351,671
Marc P. Shore		0	0	0					
	2/3/2020				0	0	0	10,070	397,462
	2/3/2020				0	30,215	60,430	0	1,249,712
	3/30/2020				0			190	5,510
	3/30/2020				0	570	1,140	0	19,597
	5/20/2020				0	16,002	16,802	0	406,930

(1)   These columns represent restricted stock grants made to the NEOs under the LTI Plan on February 3, 2020, March 30, 2020 and May 20, 2020, which vest (or, in the case of the May awards, vested) as described under "Compensation Matters — Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives (LTI)."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes stock-based compensation awards outstanding as of September 30, 2020 and provides information concerning unexercised options, other stock-based awards that have not vested and equity incentive plan awards for each NEO outstanding as of the end of fiscal 2020. Each outstanding award is represented by a separate row that indicates the number of securities underlying the award, including awards that have been transferred other than for value (if any). For option awards, the table discloses the exercise price and the expiration date. For stock awards, the table provides the total number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested. We computed the market value of stock awards by multiplying the closing sale price of our Common Stock at the end of fiscal 2020 by the number of shares of stock or the amount of equity incentive plan awards, respectively. Option exercise prices have been adjusted for the separation of our specialty chemicals business in 2016.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#) [1]	Market Value of Shares of Stock That Have Not Vested ($) [2]	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#) [3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($) [2]
Steven C. Voorhees	15,899	0	0	30.66	2/28/2021				
	2,015	0	0	27.72	7/20/2021				
	26,033	0	0	28.31	2/1/2022				
	20,781	0	0	35.64	1/25/2023				
	47,833	0	0	45.32	1/31/2024				
	7,210	0	0	57.97	1/30/2025				
	65,088	0	0	56.05	1/30/2025				
	195,567	0	0	29.80	2/2/2026				
						123,210	4,280,315	476,668	16,559,446
Ward H. Dickson	10,480	0	0	45.32	1/31/2024				
	1,514	0	0	57.97	1/30/2025				
	11,874	0	0	56.05	1/30/2025				
	36,922	0	0	29.80	2/2/2026				
						25,831	897,369	105,345	3,659,685
James B. Porter	19,202	0	0	30.66	2/28/2021				
	4,422	0	0	27.72	7/20/2021				
	34,262	0	0	28.31	2/1/2022				
	26,514	0	0	35.64	1/25/2023				
	20,804	0	0	45.32	1/31/2024				
	2,960	0	0	57.97	1/30/2025				
	18,049	0	0	56.05	1/30/2025				
	56,046	0	0	29.80	2/2/2026				
						24,744	859,607	100,801	3,501,827
Jeffrey W. Chalovich									
	8,666	0	0	35.64	1/25/2023				
	6,942	0	0	45.32	1/31/2024				
	1,059	0	0	57.97	1/30/2025				
	7,104	0	0	56.05	1/30/2025				
	22,114	0	0	29.80	2/2/2026				
						25,873	898,828	105,661	3,670,663

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (# [1])	Market Value of Shares of Stock That Have Not Vested ($) [2]	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#) [3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($) [2]
Patrick E. Lindner	0	0	0	0	0	16,248	564,456	68,608	2,383,442
Marc P Shore (4)	0	0	0	0	0	10,535	365,986	40,394	1,403,288

(1) The numbers of shares reported in this column are in respect of awards that are not subject to performance conditions. The vesting dates of unvested stock grants and stock units are as follows: Mr. Voorhees — 26,181 on February 1, 2021, 42,878 on January 31, 2022 and 54,151 on February 3, 2023; Mr. Dickson —4,911 on February 1, 2021, 9,006 on January 31, 2022 and 11,914 on February 3, 2023; Mr. Chalovich — 4,193 on February 1, 2021, 9,006 on January 31, 2022 and 12,674 on February 3, 2023; Mr. Porter — 5,478 on February 1, 2021, 8,650 on January 31, 2022 and 10,616 on February 3, 2023; Mr. Lindner — 6,030 on January 31, 2022 and 10,218 on February 3, 2023; and Mr. Shore — 10,535 on February 17, 2021. Certain grants are entitled to receive dividend equivalent units during the vesting period, which are included in the number of shares disclosed.
(2) Based on the closing sale price of $34.74 for our Common Stock on September 30, 2020, the last trading date of our fiscal year, as reported on the NYSE.
(3) The numbers of shares reported for the restricted stock grants and stock units made on May 20, 2020, March 30, 2020, February 3, 2020, January 31, 2019 and February 1, 2018 are based upon us achieving the applicable target market or target performance conditions. In the event that the applicable market or performance conditions are met at target, the vesting dates of unearned and unvested stock grants and stock units are as follows: Mr. Voorhees — 37,960 on October 13, 2020, 104,735 on February 1, 2021, 171,525 on January 31, 2022 and 162,448 on February 3, 2023; Mr. Dickson — 13,928 on October 13, 2020, 19,639 on February 1, 2021, 36,034 on January 31, 2022 and 35,744 on February 3, 2023;   Mr. Chalovich — 14,817 on October 13, 2020, 16,786 on February 1, 2021, 36,034 on January 31, 2022 and 38,024 on February 3, 2023; Mr. Porter — 12,407 on October 13, 2020, 21,925 on February 1, 2021, 34,610 on January 31, 2022, and 31,859 on February 3, 2023; Mr. Lindner — 13,829 on October 13, 2020, 24,125 on January 31, 2022 and 30,654 on February 3, 2023; and Mr. Shore — 17,343 on February 1, 2021, 17,785 on January 31, 2022 and 5,266 on February 3, 2023. Certain grants are entitled to receive dividend equivalent units during the vesting period, which are included in the number of shares of Common Stock disclosed. The performance conditions for the restricted stock grants and stock units made in fiscal 2020 are described under "Compensation Matters — Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives (LTI)."
(4) Reflects a pro-rated amount of shares that Mr. Shore became entitled to pursuant to the terms of the respective stock grant awards when he resigned effective August 17, 2020.

VALUE REALIZED FROM STOCK OPTIONS AND STOCK APPRECIATION AWARDS

The following table provides information concerning exercises of stock options and vesting of stock, including restricted stock, during fiscal 2020 for each NEO on an aggregated basis. In some cases, this includes the vesting of performance stock, which vested in the most recently completed fiscal year, but which was earned in previous years. The table reports the number of securities for which the options were exercised; the aggregate dollar value realized upon exercise of options; the number of shares of stock that have vested; and the aggregate dollar value realized upon vesting of stock.

Option Exercises and Stock Vested Table for Fiscal 2020

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) [1]	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) [1] [2]	Value Realized on Vesting ($)
Steven C. Voorhees	0	0	110,014	4,458,883
Ward H. Dickson	0	0	20,357	825,080
James B. Porter III	25,753	540,043	29,780	1,206,988
Jeffrey W. Chalovich	0	0	17,513	709,821
Patrick E. Lindner	0	0	0	0
Marc P. Shore	0	0	29,688	1,032,309

(1) Includes dividend equivalent units received during the vesting period.

(2) Calculated based on the closing sale price of the Common Stock on the vesting date.

EQUITY COMPENSATION PLAN INFORMATION

The table below shows information with respect to all of our equity compensation plans as of September 30, 2020:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column a) (#) (c)
Equity compensation plans approved by security holders:			
2016 Incentive Stock Plan (1)	837,774	29.81	1,207,899
2004 Incentive Stock Plan (1)	734,338	42.84	3,135,341
2005 Performance Incentive Plan (1)	1,435,750	37.91	9,136,117
RockTenn (SSCC) Equity Incentive Plan	5,368	27.72	5,887,182
2016 Employee Stock Purchase Plan	0	0	1,586,660
Equity compensation plans not approved by security holders	0	0	0
2020 WestRock Company Incentive Stock Plan (2)	0	0	4,950,000

(1) Our stockholders approved the LTI Plan on February 2, 2016 and re-approved the LTI Plan on February 2, 2018. We will not make additional grants of awards under any of the 2004 Incentive Stock Plan, the 2005 Performance Incentive Plan or the RockTenn (SSCC) Equity Incentive Plan.

(2) Our stockholders are being asked to approve this plan. See "Item 3: Approval of the WestRock Company 2020 Incentive Stock Plan."

RETIREMENT PLANS

In addition to the annual and long-term components of our executive compensation program, each NEO participates in Company-sponsored U.S.-based retirement plans. We primarily provide current retirement benefits to our NEOs through the 401(k) Plan and the WestRock Company Deferred Compensation Plan. In addition, Mr. Voorhees has an accrued benefit under each of the Pension Plan and the SERP – benefits under these plans have been frozen since December 31, 2015. No employee's compensation for purposes of the Pension Plan or the 401(k) Plan includes amounts in excess of the Tax Code's compensation limit, which is adjusted periodically for inflation. The limit was $280,000 for 2019 and $285,000 for 2020.

The following table includes information about each of our retirement plans and indicates which NEOs participate in the plans.

Plan Name	Plan Type	Description	Who Participates
WestRock Company 401(k) Retirement Savings Plan	Savings	This qualified plan provides a matching contribution of 100% of the first 5% of an employee's deferred compensation. Following calendar year end, we contribute 2.5% of the participant's calendar year compensation, subject to certain restrictions.	All salaried employees may participate in this plan. In fiscal 2020, all NEOs participated in this plan.
WestRock Company Deferred Compensation Plan	Savings	This non-qualified, unfunded plan allows employees to make elective deferrals or additional deferrals of base salary and bonus compensation above the qualified plan limit. We provide a matching contribution of 100% of the first 5% of the participant's deferred compensation. Following calendar year end, we contribute 2.5% of the participant's calendar year compensation in excess of the qualified compensation limits, subject to certain restrictions.	Certain highly compensated employees, as determined by us, may participate in this plan. All NEOs, other than Mr. Chalovich and Mr. Lindner, have elected to make deferrals into this plan. Mr. Porter receives an additional contribution of $320,000 per year to his individual retirement account.
WestRock Company Consolidated Pension Plan (the "Pension Plan")	Pension	This is a qualified pension plan that provides a level of benefits based on the company of origin and may be accrued as a percentage of base salary or a cash bonus arrangement.	Accruals under the plan have been frozen for most employees. Mr. Voorhees has an accrual under this plan.
Supplemental Executive Retirement Plan (the "SERP")	Pension	This legacy RockTenn plan provides unfunded supplemental retirement benefits that are paid in a lump sum to participants whose employment with us is terminated. The Compensation Committee historically determined which employees could participate in the plan, as well as the benefit level for participants.	A limited number of legacy RockTenn executives were eligible to participate in this plan. Mr. Voorhees is the only NEO with an accrual under this plan.

The following table illustrates the actuarial present value as of September 30, 2020 of benefits accumulated by the NEOs under the Pension Plan, the SERP and the Executive Retirement Plan using the methodology required by the SEC pursuant to ASC 715 at the earliest unreduced retirement age under the plan.

Pension Benefits Table for Fiscal 2020

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) [1]	Payments During Last Fiscal Year ($) [2]
Steven C. Voorhees	Pension Plan	15.25	653,187	0
	SERP	15.25	1,975,111	0
Ward H. Dickson [2]	—	—	—	—
James B. Porter [2]	—	—	—	—
Jeffrey W. Chalovich [2]	—	—	—	—
Patrick E. Lindner [2]	—	—	—	—
Marc P. Shore [2]	—	—	—	—

(1) The amounts set forth in this table were calculated using the assumptions from the corresponding end-of-year disclosure. Accrued benefits payable at age 65 for Mr. Voorhees were determined as of the end of the fiscal year using compensation data through September 30 and include bonuses for fiscal 2020 paid after the fiscal year end. The accrued benefits were discounted back to the disclosure date with the discount rate only. The discount rates used as of September 30, 2020 were 3.008% (for the Pension Plan) and 1.880% (for the SERP). The lump sum rate (SERP only) used as of September 30, 2020 was 1.500%. The post-retirement mortality assumptions used as of September 30, 2020 were based on the Society of Actuaries' Pri-2012 white collar annuitant tables. Future mortality improvements are projected incorporating the Social Security Administration's data and assumptions, employing the same overall methodology used to develop the Society of Actuaries' MP-2018 improvement scale. It also reflects the fact that our white collar male and female populations have 107% and 110% higher mortality experience, respectively, than otherwise expected using these assumptions

(2) Messrs. Dickson, Porter, Chalovich, Lindner, and Shore did not participate in the Pension Plan or the SERP.

NONQUALIFIED DEFERRED COMPENSATION

The following table provides information with respect to each nonqualified deferred compensation plan that is a defined contribution plan, also called an individual account plan. The amounts shown include compensation earned and deferred in prior years, and earnings on, or distributions of, such amounts.

The column "Executive Contributions in Last Fiscal Year" indicates the aggregate amount contributed to such plans by each NEO during fiscal 2020 considering contributions made in fiscal 2021 with respect to fiscal 2020.

The column "Registrant Contributions in Last Fiscal Year" indicates our aggregate contributions on behalf of each NEO during fiscal 2020 considering contributions made in fiscal 2021 with respect to fiscal 2020. We also make matching contributions or profit sharing contributions to our qualified 401(k) plans, but those plans are tax qualified and, therefore, we do not include our contributions to them in this table. We include our matches to all defined contribution plans in the table titled "All Other Compensation Table for Fiscal 2020" included in footnote 5 of the table titled "Summary Compensation Table" above.

The column "Aggregate Earnings in Last Fiscal Year" indicates the total dollar amount of interest or other earnings accrued during fiscal 2020, including interest and dividends paid at market rates. We pay such amounts to compensate the executive for the deferral, and we do not consider the payment of interest and other earnings at market rates to be compensation.

The column "Aggregate Balance at Last Fiscal Year-End" reports the total balance of the executive's account as of September 30, 2020 considering contributions made with respect to fiscal 2020.

Nonqualified Deferred Compensation Table for Fiscal 2020

Name	Executive Contributions in Last Fiscal Year ($) [1][2]	Registrant Contributions in Last Fiscal Year ($) [2][3]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Steven C. Voorhees	132,465	177,373	286,161	0	3,857,914
Ward H. Dickson	152,240	69,533	187,237	0	1,922,822
James B. Porter	58,875	359,889	819,683	0	8,615,685
Jeffrey W. Chalovich	0	25,046	44,093	0	425,283
Patrick E. Lindner	0	22,823	786	0	33,839
Marc P. Shore	42,717	47,374	17,463	0	371,690

(1) For fiscal 2020, each NEO was able to defer up to 75% of his salary, and separately, defer up to 75% of his bonus pursuant to the SERP.
(2) These amounts represent contributions earned in respect of fiscal 2020 by the applicable NEO.
(3) Effective January 1, 2016, we began matching an amount equal to 100% of the first 5% of the executive's contribution. Messrs. Voorhees, Dickson, Chalovich, and Lindner receive an additional employer contribution of 2.5% of pay in excess of IRC limits. We make additional contributions on behalf of Mr. Porter under his individual retirement account. Certain amounts disclosed are also disclosed for fiscal 2020 in "All Other Compensation Table for Fiscal 2020" included in footnote 5 of the table titled "Summary Compensation Table". The amounts disclosed in the two tables do not correspond because this table discloses only contributions earned under the WestRock Deferred Compensation Plan in fiscal 2020, and the amounts disclosed for fiscal 2020 in the other table include contributions earned in fiscal 2020 under the 401(k) Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table summarizes the estimated payments to be made under each contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with a termination of employment, including by resignation, retirement, disability or a constructive termination, or our change in control or a reduction in the NEO's responsibilities. However, in accordance with SEC regulations, we do not report any amount to be provided to a NEO under any arrangement which does not discriminate in scope, terms, or operation in favor of our NEOs and which is available generally to all salaried employees.

Severance

See "—Compensation Discussion and Analysis — Other Compensation Practices and Policies – Employment Agreements and Change in Control Agreements" for information related to severance and change in control payments applicable to Messrs. Chalovich, Porter and Shore.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR FISCAL 2020

Name	Benefit	Before Change in Control, Termination w/o Cause ($) [1]	After Change in Control, Termination w/o Cause ($)	Termination With Cause/ Resignation w/o Good Reason ($)	Death or Disability ($)	Change in Control ($)
Steven C. Voorhees	Severance	1,293,969	1,293,969	0	0	0
	Accelerated Vesting of Restricted Stock (2)	0	20,839,761	0	20,839,761	0
	SERP (3)	1,833,351	1,833,351	1,833,351	1,833,351	1,833,351
	Total value:	3,127,320	23,967,081	1,833,351	22,673,112	1,833,351
Ward H. Dickson	Severance	723,421	723,421	0	0	0
	Accelerated Vesting of Restricted Stock (2)	0	4,557,054	0	4,557,054	0
	Total value:	723,421	5,280,475	0	4,557,054	0

Name	Benefit	Before Change in Control, Termination w/o Cause ($) [1]	After Change in Control, Termination w/o Cause ($)	Termination With Cause/ Resignation w/o Good Reason ($)	Death or Disability ($)	Change in Control ($)
James B. Porter	Severance	640,969	640,969	0	0	0
	Accelerated Vesting of Restricted Stock [2]	0	4,361,434	0	4,361,434	0
	Total value:	640,969	5,002,403	0	4,361,434	0
Jeffrey W. Chalovich	Severance	767,287	767,287	0	0	0
	Accelerated Vesting of Restricted Stock [2]	0	4,569,491	0	4,569,491	0
	Total value:	767,287	5,336,778	0	4,569,491	0
Patrick E. Lindner	Severance	709,684	709,684	0	0	0
	Accelerated Vesting of Restricted Stock [2]	0	2,947,898	0	2,947,898	0
	Total value:	709,684	3,657,582	0	2,947,898	0

(1) Assumes that a change in control had occurred as of September 30, 2020. Mr. Shore is excluded from the table because he resigned from the Company effective August 17, 2020.

(2) The calculation of the value of accelerated vesting of restricted stock is based $34.74, reflecting the closing price of our Common Stock on the NYSE on September 30, 2020, the last trading day of our fiscal year, for all of our NEOs multiplied by the number of shares that would have vested on September 30, 2020 for each NEO upon the occurrence of the specified events. Upon a change in control, the restricted stock awards granted to the NEOs in fiscal 2020 will vest as described in the section titled "— Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives (LTI)".

(3) The SERP benefit represents the potential payments from the SERP as of the end of fiscal 2020. These benefit payments were based on the accrued benefits at September 30, 2020 and were converted to lump sum amounts using a rate of 1.50%. Mr. Voorhees is the only NEO who is eligible for the SERP. Severance benefits are assuming full salary rate even though reduced salaries were in effect on September 30, 2020.

CEO PAY RATIO

Fiscal Year	Median Employee Compensation ($)	CEO Compensation ($)	Ratio
2019	58,183	11,659,257 [1]	200
2020	58,187	11,109,687 [2]	190

(1) As reported in the Summary Compensation Table of the 2019 Proxy Statement.

(2) As reported in the Summary Compensation Table of this Proxy Statement.

Consistent with Item 402(u) of Regulation S-K, we may identify our median employee for purposes of providing pay ratio disclosure once every three years, and calculate and disclose total compensation for that employee each year, provided that, during the last completed fiscal year, there has been no change in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change to the pay ratio disclosure. We have reviewed changes in our employee population and employee compensatory arrangements and determined that there have been no changes in our employee population or employee compensatory arrangements that would significantly impact the pay ratio disclosure and require us to identify a new median employee for 2020.

For 2019, we identified our total employee population at August 31, 2019 and excluded the CEO, employees who joined us from acquisitions during the year[1] and all employees from certain countries representing in aggregate less than 5% of our employee base[2], to arrive at the median employee consideration pool. We used the consistently applied compensation measure of gross earnings, which we measured from September 1, 2018 to August 31, 2019. Foreign exchange rates were translated to the U.S. dollar equivalent based on rates as of August 31, 2019. Our median employee is located in the U.S.

(1) 176 employees from Schlüter Print Pharma Packaging, 51 from Linkx Packaging Systems and 45 from UBS Printing Group, Inc.

(2) Ireland (474), Belgium (387), Czech Republic (323), Australia (273), Netherlands (153), Spain (146), Dominican Republic (141), Japan (60), Chile (59), Argentina (51), Austria (33), Hong Kong (19), South Korea (17), Thailand (11), Switzerland (5), Taiwan (5), Italy (4), Malaysia (4), Singapore (4), New Zealand (3) and Hungary, Luxembourg and South Africa (1 each), for a total of 2,175 employees. As of August 31, 2019, using the methodology required by SEC rules, we had approximately 36,500 U.S. employees and approximately 14,800 employees in other countries, for a total of approximately 51,300 employees globally factored into the sample before the country exclusions.

The pay ratio disclosure presented above is a reasonable estimate. Because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our CEO pay ratio disclosure may not be comparable to the pay ratio reported by other companies.

AUDIT MATTERS

ITEM 4. RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP

What am I voting on? The Board is asking our stockholders to ratify the Audit Committee's selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2021

Voting Recommendation: FOR the ratification of our independent registered public accounting firm

Vote Required: An affirmative vote requires the majority of shares present in person or represented by proxy and entitled to vote

Broker Discretionary Voting Allowed: Yes. Organizations holding shares of beneficial owners may vote in their discretion

Abstentions: Vote against

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is comprised of five independent directors. The Board has determined that all Audit Committee members are "financially literate" within the meaning of the NYSE Standards and that each of Ms. Martore and Messrs. Crews and Powers qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

The Audit Committee met eight times during fiscal 2020. These meetings included periodic executive sessions with our independent registered public accounting firm, our internal auditor and management. During fiscal 2020, the Audit Committee was updated no less than quarterly on management's process to assess the adequacy of our system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of our internal control over financial reporting.

The Audit Committee is responsible for appointing, compensating, retaining and overseeing our independent auditor. The Audit Committee evaluates the independence, qualifications and performance of our independent auditor each year, and determines whether to re-engage the current independent auditor. In doing so, the Audit Committee considers, among other factors, the quality and efficiency of the services provided by the auditor and its capabilities, technical expertise and knowledge of our operations. Based on this evaluation, the Audit Committee has retained Ernst & Young LLP ("EY") as our independent auditor for fiscal 2021 and the Board is recommending that our stockholders ratify this appointment.

EY has served as the Company's or its predecessor's independent auditors since at least 1975, but is unable to determine the specific year during which it was originally engaged. We believe that EY's global capabilities, technical expertise, significant institutional knowledge of our business, quality, candor of communications with the Audit Committee and management, and independence enhance audit quality. The Audit Committee oversees our financial reporting process on behalf of the Board. Management has primary responsibility for establishing and maintaining adequate internal financial controls over financial reporting, for preparing our financial statements and for the public reporting process. EY, our independent registered public accounting firm for fiscal 2020, is responsible for expressing opinions that (a) our consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles and (b) we maintained, in all material respects, effective internal control over financial reporting as of September 30, 2020.

In this context, the Audit Committee has:

- reviewed and discussed the audited consolidated financial statements for the year ended September 30, 2020 with management

- discussed with the independent auditor those matters required to be discussed by auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB") and the SEC

- received the written disclosures and the letter from the independent auditor as required by applicable requirements of the PCAOB regarding the independent auditor's communication with the Audit Committee concerning independence and has discussed with the independent auditor its independence.

Based on the reviews and discussion described in this report, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the annual report on Form 10-K for the fiscal year ended September 30, 2020 for filing with the SEC.

Gracia C. Martore, Chair	Terrell K. Crews	Russell M. Currey
Suzan F. Harrison	Timothy H. Powers	

FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents (in thousands of dollars) the aggregate fees billed for (in the case of audit fees) and the aggregate fees billed in (in the case of audit-related fees, tax fees and all other fees) each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, EY, and its affiliates.

	2020 ($) [4]	2019 ($) [4]
Audit fees [1]	13,596	16,547
Audit-related fees [2]	418	26
Tax fees [3]	4,694	4,555
All other fees	–	–
Total fees paid to auditor	18,708	21,128

(1)   Audit fees consist primarily of fees related to professional services rendered for the audit of our annual financial statements included in our Form 10-K and the review of interim financial statements included in our quarterly reports on Form 10-Q, accounting consultations to the extent necessary for EY to fulfill its responsibility under generally accepted auditing standards, as well as services in connection with other statutory and regulatory filings.

(2)   Audit-related fees consist of fees related to professional services rendered for assurance and related services that are reasonably related to the performance of the audit or review of our annual financial statements that are not included in the amounts disclosed as audit fees.

(3)   Tax fees consist primarily of fees related to professional services rendered for tax compliance, tax advice and transfer pricing services.

(4)   All such audit fees, audit-related fees and tax fees were pre-approved by the Audit Committee.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established a policy requiring pre-approval of audit and permissible audit-related and non-audit services to be provided by the independent registered public accounting firm. The following services have been pre-approved:

- work associated with registered or unregistered securities offerings;
- statutory audits, employee benefit plan audits or other financial audit work required for non-U.S. subsidiaries that is not required for the audit under the Exchange Act;
- attest services;
- advice and consultation as to proposed or newly adopted accounting and auditing standards and interpretations, and as to financial accounting and disclosure requirements imposed by the SEC, FASB and other regulatory agencies and professional standard setting bodies;
- assistance and consultation as to questions from us, including comments or inquiries made by the SEC or other regulatory bodies;

- access to the independent auditor's internet-based accounting and reporting resources, if any;
- assistance with understanding our internal control review and reporting obligations;
- review of information systems security and controls;
- preparation and/or review of tax returns and related tax services;
- due diligence for potential acquisitions and disposals;
- assistance with understanding industry trends, leading practices, thought leadership, consumer behaviors and disruptive technologies;
- international tax planning; and
- general federal, state and international tax planning and advice.

All other audit, audit-related and non-audit services must be specifically pre-approved by the Audit Committee or its Chair. Engagements for our annual audit and quarterly reviews required under the Exchange Act are pre-approved annually, and the nature and dollar value of these services are periodically reviewed with the Audit Committee.

The independent registered public accounting firm and management report to the Audit Committee periodically regarding the services rendered by, and actual fees paid to, the independent registered public accounting firm to ensure that the services are within the limits approved by the Audit Committee.

OTHER IMPORTANT INFORMATION

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table lists information, as of December 7, 2020, about the number of shares of Common Stock beneficially owned by (i) each NEO, (ii) each director and director nominee, (iii) directors and executive officers as a group and (iv) any person known to us to be the beneficial owner of more than 5% of our Common Stock. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person.

Name of Beneficial Owner	Total Number of Shares of Common Stock Beneficially Owned (#) [1]	Percent of Outstanding Common Stock (%) [2]
Steven C. Voorhees	1,539,733 [3]	*
Ward H. Dickson	234,256 [4]	*
James B. Porter III	326,046 [5]	*
Jeffrey W. Chalovich	160,459 [6]	*
Patrick E. Lindner	26,256	*
Marc. P. Shore	110,689 [7]	*
Colleen F. Arnold	8,742 [8]	*
Timothy J. Bernlohr	33,433	*
J. Powell Brown	50,738 [9]	*
Terrell K. Crews	33,290 [10]	*
Russell M. Currey	641,901 [11]	*
Suzan F. Harrison	4,103	*
John A. Luke, Jr	1,274,702 [12]	*
Gracia C. Martore	29,762 [13]	*
James E. Nevels	20,304 [14]	*
Timothy H. Powers	59,248 [15]	*
Bettina M. Whyte	56,351 [16]	*
Alan D. Wilson	31,811 [17]	*
All directors, director nominees and executive officers as a group (21 persons including Julia A. McConnell, Vicki L. Lostetter and Robert B. McIntosh)	5,123,187[18]	1.9
The Vanguard Group – 23-1945930, 100 Vanguard Blvd., Malvern, PA 19355	29,107,173 [19]	11.0
BlackRock Inc., 55 East 52nd Street, New York, NY 10055	27,171,345 [20]	10.3

*   Less than 1%.

(1) Under SEC rules, a person "beneficially owns" securities if that person has or shares the power to vote or dispose of the securities. The person also "beneficially owns" securities that the person has the right to acquire within 60 days. Under these rules, more than one person may be deemed to beneficially own the same securities, and a person may be deemed to beneficially own securities in which he or she has no financial interest. Except as shown in the footnotes to the table, the stockholders named below have the sole power to vote or dispose of the shares shown as beneficially owned by them. See "Compensation Matters – Executive Compensation Tables – Outstanding Equity Awards at Fiscal Year-End" for more information concerning outstanding equity awards to our NEOs and "Board and Governance Matters – Director Compensation" for more information concerning outstanding equity awards to our directors.

(2) Based on 263,089,661 shares of Common Stock issued and outstanding as of December 7, 2020, plus, for each individual, the number of shares of Common Stock issuable upon exercise of outstanding stock options that are or will become exercisable on or prior to February 5, 2021 (60 days after December 7, 2020).

(3) Share balance includes 380,426 shares issuable upon exercise of stock options beneficially owned by Mr. Voorhees.

(4) Share balance includes 60,790 shares issuable upon exercise of stock options beneficially owned by Mr. Dickson.

(5) Share balance includes (i) 163,057 shares issuable upon exercise of stock options beneficially owned by Mr. Porter and (ii) 110,847 shares deemed beneficially owned by Mr. Porter as trustee of a joint trust for the benefit of his wife and him. Mr. Porter will retire effective December 31, 2020.

(6) Share balance includes (i) 817 shares held by Mr. Chalovich's spouse and (ii) 45,885 shares issuable upon exercise of stock options beneficially owned by him.

(7) Mr. Shore resigned effective August 17, 2020.

(8) Share balance includes 7,545 shares beneficially owned by Ms. Arnold and held in the Deferred Compensation Plan.

(9) Share balance includes (i) 40,577 shares held in a joint ownership investment account with Mr. Brown's spouse, (ii) 1,090 shares held by a son, (iii) 659 shares held by a daughter, (iv) 539 shares held by a daughter and (v) 454 shares held by a daughter

(10) Share balance includes 19,319 shares held in a joint ownership account with Mr. Crews' spouse.

(11) Share balance includes (i) 185,932 shares beneficially owned by Mr. Currey that are owned by Boxwood Capital, LLC, a limited liability company of which Mr. Currey is the controlling member and president, (ii) 296,857 shares owned by Mr. Currey's father for which Mr. Currey is the Trustee and (iii) 32,657 shares in a second trust.

(12) Share balance includes (i) 2,269 shares held by Mr. Luke's spouse, (ii) 147,535 shares held in a family trust and (iii) 620,036 shares issuable upon exercise of stock options beneficially owned by him.

(13) Share balance includes 28,727 shares beneficially owned by Ms. Martore held in the Deferred Compensation Plan.

(14) Share balance includes (i) 2,323 shares beneficially owned by Mr. Nevels held in the Deferred Compensation Plan and (ii) 1,200 shares held in a joint ownership account with his spouse.

(15) Share balance includes 57,433 shares beneficially owned by Mr. Powers held in the Deferred Compensation Plan.

(16) Share balance includes 17,351 shares beneficially owned by Ms. Whyte held in the Deferred Compensation Plan.

(17) Share balance includes 30,776 shares beneficially owned by Mr. Wilson held in the Deferred Compensation Plan.

(18) Ms. Lostetter, Ms. McConnell and Mr. McIntosh are executive officers. Share balance includes 1,330,772 shares issuable upon exercise of stock options beneficially owned by our directors and executive officers.

(19) Based on a Schedule 13G/A filed on February 12, 2020, Vanguard has sole voting power over 376,248 of these shares, sole dispositive power over 29,107,173 of these shares, shared voting power over 82,448 of these shares and shared dispositive power over 436,302 of these shares.

(20) Based on a Schedule 13G/A filed on February 4, 2020, BlackRock has sole voting power over 24,355,953 of these shares and sole dispositive power over 27,171,345 of these shares.

STOCKHOLDER PROPOSALS OR DIRECTOR NOMINATIONS FOR 2021 ANNUAL MEETING

SEC rules permit stockholders to submit proposals for inclusion in our Proxy Statement and form of proxy if the stockholder and the proposal meet the requirements specified in Rule 14a-8 under the Exchange Act. To be considered for inclusion in next year's Proxy Statement, a stockholder proposal submitted in accordance with Rule 14a-8 must be received by us at our principal executive offices by no later than August 16, 2021.

Our Bylaws provide that any stockholder proposal (including director nominations) that is not submitted for inclusion in next year's Proxy Statement under Rule 14a-8, but is instead sought to be presented directly at next year's annual meeting of stockholders must be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. In each case, the notice must include the information specified in our Bylaws. If next year's annual meeting is held more than 30 days before or more than 60 days after the anniversary date of the 2021 Annual Meeting, notice must be delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the seventh day following the day on which public announcement of the date of such meeting is first made by us. Stockholders will vote at the 2021 Annual Meeting on only the matters summarized in this Proxy Statement.

Accordingly, to submit any such proposal, stockholders must submit the required notice no earlier than the close of business on October 1, 2021 and no later than the close of business on October 31, 2021, except as described above.

The mailing address of our principal executive offices to which proposals may be delivered is 1000 Abernathy Road NE, Atlanta, GA 30328. Proposals should be addressed to the attention of the Corporate Secretary.

DELINQUENT SECTION 16(a) REPORTS

Based on a review of our records and Form 3s, 4s and 5s filed with the SEC, we believe all reports required to be filed during fiscal 20209 pursuant to Section 16(a) of the Exchange Act were filed on a timely basis, except for a Form 4 that was filed on behalf of Mr. Shore on July 9, 2020 related to a triggering event that occurred on July 6, 2020.

ANNUAL REPORT ON FORM 10-K

We will provide without charge, at the written request of any stockholder of record as of the record date, a copy of our annual report on Form 10-K, including the financial statements and financial statement schedule, as filed with the SEC, excluding exhibits. Requests for copies of our Form 10-K should be mailed to: WestRock Company, 1000 Abernathy Road NE, Atlanta, Georgia 30328, Attention: Corporate Secretary. You may also access a copy of our annual report at www.westrock.com.

FREQUENTLY ASKED QUESTIONS REGARDING THE ANNUAL MEETING AND VOTING

What is the purpose of the Annual Meeting?

Stockholders will vote at the 2021 Annual Meeting on the matters summarized in this Proxy Statement.

Why did I receive these proxy materials?

You received these proxy materials because you are a Company stockholder and the Board is soliciting your proxy to vote your shares at the 2021 Annual Meeting. This Proxy Statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

What is included in these proxy materials? What is a Proxy Statement and what is a proxy?

The proxy materials for the 2021 Annual Meeting include the Notice of Annual Meeting, this Proxy Statement and our annual report. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote your shares, and that other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. We have designated Messrs. Voorhees and McIntosh as proxies for the 2021 Annual Meeting.

What does it mean if I receive more than one notice, proxy materials email or proxy card?

If you receive more than one notice, proxy materials email or proxy card, you have multiple accounts with brokers and/or our transfer agent and will need to vote separately with respect to each notice, proxy materials email or proxy card you receive.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

The SEC permits us to furnish proxy materials by providing access to those documents on the Internet. Stockholders will not receive printed copies of the proxy materials unless they request them. The notice instructs you as to how to submit your proxy on the Internet. If you would like to receive a paper or email copy of the proxy materials, you should follow the instructions in the notice for requesting those materials.

Who may vote?

You may vote if you owned Common Stock as of the close of business on December 4, 2020, the record date.

How may I vote?

You may vote by any of the following methods:

- Internet – follow the instructions on your notice, proxy and/or voting instruction card or email notice.

- Phone – follow the instructions on your notice, proxy and/or voting instruction card or email notice.

- Mail – complete sign and return the proxy and/or voting instruction card provided.

- Virtually – follow the instructions on the website.

When voting on proposals, you may vote "for" or "against" the item or you may abstain from voting. You are not entitled to appraisal or dissenters' rights for any matter being voted on at the 2021 Annual Meeting.

We encourage you to vote your proxy by Internet, telephone or mail prior to the Annual Meeting, even if you plan to attend the Annual Meeting virtually.

May I attend the Annual Meeting in Person?

To support the health and well-being of our employees and stockholders in light of the risks posed by the COVID-19 pandemic, the Annual Meeting will be held exclusively online, with no option to attend in person. To attend the virtual meeting, visit www.virtualshareholdermeeting.com/WRK2021 and use your 16-digit control number provided in the notice or proxy card to log into the meeting. If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. We encourage stockholders to log in to the website and access the webcast early, beginning approximately 15 minutes before the annual meeting's 9:00 a.m. start time. If you experience technical difficulties, please contact the technical support telephone number posted on the virtual stockholder meeting login page.

Will I be able to ask questions and participate in the virtual Annual Meeting?

Stockholders of record and proxy holders who provide their valid 16-digit control number will be able to participate in the Annual Meeting by asking questions and voting their shares as outlined above.

To submit questions during the meeting, shareholders may either:

- call the shareholder question telephone number (Toll Free: 1-877-328-2502; International: 1-412-317-5419), provide their 16-digit control number, and enter the queue to speak, or
- log into the virtual meeting website with their 16-digit control number, type the question into the "Ask a Question" field, and click "Submit."

Only stockholders with a valid 16-digit control number will be allowed to ask questions and engage in dialogue. Questions and comments pertinent to meeting matters will be answered and addressed during the Annual Meeting as time allows. If we receive substantially similar written questions, we may group these questions together and provide a single response to avoid repetition and allow time for additional question topics. If we are unable to respond to a stockholder's properly submitted question due to time constraints, we will respond directly to that stockholder using the contact information provided.

Additional information regarding the rules and procedures for participating in the virtual annual meeting will be provided in our meeting rules of conduct, which stockholders may view during the Annual Meeting at the meeting website.

How many shares of Common Stock were outstanding on the record date?

263,089,661 shares.

Can I change my vote or revoke my proxy after I vote?

You may change your vote at any time before the polls close at the 2021 Annual Meeting by (i) voting again by telephone or over the Internet prior to 11:59 p.m., Eastern Time, on January 28, 2021, (ii) giving written notice to our Corporate Secretary, (iii) delivering a later-dated proxy or (iv) voting in person at the 2021 Annual Meeting. You may also revoke your proxy before it is voted at the 2021 Annual Meeting by using one of the methods listed above.

What constitutes a quorum at the Annual Meeting, and why is a quorum required?

The presence at the 2021 Annual Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the record date will constitute a quorum. A quorum of stockholders is necessary to hold a valid meeting.

What is householding?

Beneficial holders who share a single address may receive only one copy of the notice or the proxy materials, as the case may be, unless their broker, bank or other nominee has received contrary instructions from any beneficial holder at that address. This is known as householding. If any beneficial holder(s) sharing a single address wishes to discontinue householding and/or receive a separate copy of the notice or the proxy materials, or wishes to enroll in householding, the beneficial holder(s) should contact its broker, bank or other nominee directly. Alternatively, if any such beneficial holder wishes to receive a separate copy of the proxy materials, we will deliver them promptly upon request either by phone (by dialing 678-291-7456) or in writing (by mailing a request to WestRock Company, 1000 Abernathy Road NE, Atlanta, Georgia 30328, Attention: Corporate Secretary).

Will any other business be conducted at the Annual Meeting?

We are not aware of any items, other than those referred to in this Proxy Statement, that may properly come before the 2021 Annual Meeting.

What is the difference between holding shares as a "registered holder" and as a "beneficial holder"?

If your shares are registered directly in your name with our transfer agent, you are a registered holder. If your shares are held in the name of a bank, brokerage or other nominee as custodian on your behalf, you are a beneficial holder.

What if I am a beneficial holder and do not give voting instructions to my broker?

As a beneficial holder, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee in order to ensure your shares are voted in the way you would like. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person will depend on the type of item being considered for vote. Proposals #1, #2 and #3 are "non-routine" matters under NYSE rules and therefore non-discretionary items in that they may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial holders (so called "broker non-votes"). Proposal #4 is a "routine" matter under NYSE rules and therefore a discretionary matter in that banks, brokers and other nominees that do not receive voting instructions from beneficial holders may generally vote on this proposal in their discretion.

Who pays for this proxy solicitation?

We bear the costs of soliciting proxies. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of our Common Stock.

When will the Company announce the voting results?

We will announce preliminary voting results at the 2021 Annual Meeting and report the final results on our website and in a current report on Form 8-K filed with the SEC.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to statements we make that give guidance or estimates for future periods, as well as statements regarding, among other things, that the WestRock Pandemic Action Plan will provide us with an additional $1 billion in cash that we can use to reduce debt through the end of fiscal 2021 and that our strategic capital projects in Florence, SC and Tres Barras, Brazil, when combined with the additional run-rate synergies from the KapStone acquisition, will add more than $125 million of EBITDA in fiscal 2021 with a similar additional amount accruing to our benefit in fiscal 2022. Forward-looking statements are based on our current expectations, beliefs, plans or forecasts and are typically identified by words or phrases such as "may," "will," "could," "should," "would," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "prospects," "potential" and "forecast," and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. We caution readers that forward-looking statements are not a guarantee of future performance and that actual results could differ materially from those contained in forward-looking statements. Our businesses are subject to a number of general risks that would affect any such forward-looking statements. These risks are described in our filings with the Securities and Exchange Commission, including in Item 1A under the caption "Risk Factors" in our annual report on Form 10-K for the year ended September 30, 2020.

NON-GAAP FINANCIAL MEASURES

We report our financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). However, we believe certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing our performance and we use non-GAAP financial measures to make financial, operating and planning decisions and evaluate our performance. We reference the non-GAAP financial measure EBITDA in this Proxy Statement, which refers to our earnings before interest, taxes, depreciation and amortization. The most comparable GAAP measure is "Net loss attributable to common stockholders."

We are not providing a reconciliation of forward-looking non-GAAP financial measures to the most directly comparable GAAP measure because we are unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, merger and acquisition-related expenses, restructuring expenses, asset impairments, litigation settlements, changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors and could have a material impact on GAAP reported results for the guidance period.

WESTROCK COMPANY

2020 INCENTIVE STOCK PLAN

§ 1.
BACKGROUND AND PURPOSE

The purpose of this Plan is to promote the interest of the Company by authorizing the Committee to grant Options and Stock Appreciation Rights and to make Stock Grants, Stock Unit Grants and Cash Bonus Incentives to Eligible Employees and Eligible Directors in order to (1) attract and retain Eligible Employees and Eligible Directors, (2) provide an additional incentive to each Eligible Employee or Eligible Director to work to increase the value of Stock and (3) provide each Eligible Employee or Eligible Director with a stake in the future of the Company that corresponds to the stake of each of the Company's stockholders.

§ 2.
DEFINITIONS

2.1 Affiliate — means any organization (other than a Subsidiary) that would be treated as under common control with the Company under § 414(c) of the Code if "50 percent" were substituted for "80 percent" in the income tax regulations under § 414(c) of the Code.

2.2 Board — means the Board of Directors of the Company.

2.3 Cash Bonus Incentive — means a cash bonus incentive granted under § 9.5.

2.4 Cash Bonus Incentive Certificate — means the certificate (whether in electronic or written form) that sets forth the terms and conditions of a Cash Bonus Incentive granted under this Plan.

2.5 Change Effective Date — means either the date that includes the "closing" of the transaction that makes a Change in Control effective if the Change in Control is made effective through a transaction that has a "closing" or the date a Change in Control is reported in accordance with applicable law as effective to the Securities and Exchange Commission if the Change in Control is made effective other than through a transaction that has a "closing".

2.6 Change in Control — means a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the 1934 Act as in effect at the time of such "change in control", provided that a change in control shall in all events be deemed to have occurred at such time as

(a) any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the 1934 Act), is or becomes the beneficial owner (as defined in Rule 13d-3 under the 1934 Act) directly or indirectly, of securities representing 20% or more of the combined voting power for election of directors of the then outstanding securities of the Company or any successor to the Company;

(b) during any period of two consecutive years or less, individuals who at the beginning of such period constitute the Board cease, for any reason, to constitute at least a majority of the Board, unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

(c) the consummation of any reorganization, merger, consolidation or share exchange that results in the common stock of the Company being changed, converted or exchanged into or for securities of another corporation (other than a merger with a wholly-owned subsidiary of the Company) or any dissolution or liquidation of the Company or any sale or the disposition of 50% or more of the assets or business of the Company; or

(d) the consummation of any reorganization, merger, consolidation or share exchange unless (A) the persons who were the beneficial owners of the outstanding shares of the common stock of the Company immediately before the consummation of such transaction beneficially own more than 50% of the outstanding shares of the common stock of the successor or survivor corporation in such transaction immediately following the consummation of such transaction and (B) the number of shares of the common stock of such successor or survivor corporation beneficially owned by the persons described in § 2.4(d)(A) immediately following the consummation of such transaction is beneficially owned by each such person in substantially the same proportion that each such person had beneficially owned shares of the Company common stock immediately before the consummation of such transaction, provided (C) the percentage described in § 2.4(d)(A) of the beneficially owned shares of the successor or survivor corporation and the number described in § 2.4 (d)(B) of the beneficially owned shares of the successor or survivor corporation shall be determined exclusively by reference to the shares of the successor or survivor corporation that result from the beneficial ownership of shares of common stock of the Company by the persons described in § 2.4(d)(A) immediately before the consummation of such transaction.

2.7 <u>Code</u> — means the Internal Revenue Code of 1986, as amended.

2.8 <u>Committee</u> — means a committee of the Board that shall have at least two members, each of whom shall be appointed by and shall serve at the pleasure of the Board and shall come within the definition of a "non-employee director" under Rule 16b-3.

2.9 <u>Company</u> — means WestRock Company and any successor to WestRock Company.

2.10 <u>Eligible Director</u> — means any member of the Board who is not an employee of the Company or a Parent or Subsidiary or affiliate (as such term is defined in Rule 405 of the 1933 Act) of the Company.

2.11 <u>Eligible Employee</u> — means an employee of the Company or any Subsidiary or Parent or Affiliate to whom the Committee decides for reasons sufficient to the Committee to make a grant under this Plan. For purposes of the Plan, an employee of any single-member limited liability company that is disregarded as a separate entity for federal income tax purposes will be considered to be employed by the entity that owns such limited liability company.

2.12 <u>Fair Market Value</u> — means, as of any date on which the fair market value of the stock is to be determined, either (a) the closing price on such date for a share of Stock as reported on the New York Stock Exchange or other national exchange on which the Shares are then traded, or, if no such closing price is available on such date, (b) such closing price for the immediately preceding business day, or, if no such closing price or if no such price quotation is available or (c) the price that the Committee acting in good faith determines through any reasonable valuation method that a share of Stock might change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of the relevant facts.

2.13 <u>ISO</u> — means an option granted under this Plan to purchase Stock that is intended to satisfy the requirements of an "incentive stock option" under § 422 of the Code.

2.14 <u>1933 Act</u> — means the Securities Act of 1933, as amended.

2.15 <u>1934 Act</u> — means the Securities Exchange Act of 1934, as amended.

2.16 <u>Non-ISO</u> — means an option granted under this Plan to purchase Stock that is not intended to satisfy the requirements of § 422 of the Code.

2.17 <u>Option</u> — means an ISO or a Non-ISO that is granted under § 7.

2.18 <u>Option Certificate</u> — means the certificate (whether in electronic or written form) that sets forth the terms and conditions of an Option granted under this Plan.

2.19 <u>Option Price</u> — means the price that shall be paid to purchase one share of Stock upon the exercise of an Option granted under this Plan.

2.20 <u>Parent</u> — means any corporation that is a parent corporation (within the meaning of § 424(e) of the Code) of the Company.

2.21 <u>Plan</u> — means this WestRock Company 2020 Incentive Stock Plan, effective as of the date approved by the stockholders of the Company and as amended from time to time thereafter.

2.22 <u>Rule 16b-3</u> — means the exemption under Rule 16b-3 to Section 16(b) of the 1934 Act or any successor to such rule.

2.23 <u>SAR Value</u> — means the value assigned by the Committee to a share of Stock in connection with the grant of a Stock Appreciation Right under § 8.

2.24 <u>Stock</u> — means the common stock at par value $.01 per share, of the Company.

2.25 <u>Stock Appreciation Right</u> — means a right that is granted under § 8 to receive a payment equal to the appreciation in a share of Stock from the date of grant.

2.26 Stock Appreciation Right Certificate — means the certificate (whether in electronic or written form) that sets forth the terms and conditions of a Stock Appreciation Right that is not granted as part of an Option.

2.27 Stock Grant — means a grant under § 9 that is designed to result in the issuance of the number of shares of Stock described in such grant, rather than a payment in cash based on the Fair Market Value of such shares of Stock.

2.28 Stock Grant Certificate — means the certificate (whether in electronic or written form) that sets forth the terms and conditions of a Stock Grant or a Stock Unit Grant.

2.29 Stock Unit Grant — means a grant under § 9 that is designed to result in the payment of cash based on the Fair Market Value of the number of shares of Stock described in such grant, rather than the issuance of the number of shares of Stock described in such grant.

2.30 Subsidiary — means a corporation that is a subsidiary corporation (within the meaning of § 424(f) of the Code) of the Company. For purposes of the Plan, a "corporation" includes any noncorporate entity that is treated as a corporation under §7701 of the Code.

2.31 Substitute Awards — means Awards granted or shares of Stock issued by the Company in assumption of, or in substitution, replacement or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or an Affiliate (or ultimate parent of such company) or with which the Company or an Affiliate combines.

2.31 Ten Percent Stockholder — means a person who owns (after taking into account the attribution rules of § 424(d) of the Code) more than ten percent of the total combined voting power of all classes of stock of either the Company, a Subsidiary or Parent.

§ 3.
SHARES AND GRANT LIMITS

3.1 Shares Reserved. There shall (subject to § 13) be reserved for issuance under this Plan 4,950,000 shares of Stock.

3.2 Source of Shares. The shares of Stock described in § 3.1 shall be reserved to the extent that the Company deems appropriate from authorized but unissued shares of Stock and from shares of Stock that have been reacquired by the Company. All shares of Stock described in § 3.1 shall remain available for issuance under this Plan until issued pursuant to the exercise of an Option or a Stock Appreciation Right or issued pursuant to a Stock Grant, and any such shares of stock that are issued pursuant to an Option, a Stock Appreciation Right or a Stock Grant that are forfeited, cancelled, expired, or for which cash is paid out rather than shares thereafter shall again become available for issuance under this Plan. If the Option Price under an Option is paid in whole or in part in shares of Stock, if shares of Stock are tendered to or withheld by the Company in satisfaction of any condition to a Stock Grant, if shares of Stock are tendered to or withheld by the Company to satisfy any tax withholding under § 16.3, such shares thereafter shall not become available for future grants under this Plan. Finally, if shares are issued or cash is paid pursuant to the exercise of a Stock Appreciation Right, the number of shares deemed issued upon such exercise for purposes of this § 3.2 shall be the full number of shares with respect to which appreciation is measured under the exercised Stock Appreciation Right.

3.3 Use of Proceeds. The proceeds that the Company receives from the sale of any shares of Stock under this Plan shall be used for general corporate purposes and shall be added to the general funds of the Company.

3.4 Applicable Limits. No Eligible Director shall be granted awards under this Plan, including Options, Stock Appreciation Rights, Stock Grants, Stock Unit Grants and Cash Bonus Incentives, and / or paid a cash retainer in any calendar year under this Plan or any other arrangement with the Company for service in his or her capacity as an Eligible Director having an aggregate value, based on Fair Market Value where applicable, that exceeds $750,000. For clarity, if an Eligible Director becomes an Eligible Employee during a calendar year, the foregoing limitation shall no longer apply. The number of shares of Stock issuable under ISOs shall not exceed the number of shares set forth in Section 3.1.

3.5 Substitute Awards. Substitute Awards shall not reduce the shares of Stock authorized for grant under the Plan or authorized for grant to an Eligible Director or Eligible Employee in any period. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares of stock available for delivery pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for awards under the Plan and shall not reduce the shares of Stock authorized for delivery under the Plan; provided that awards using such available shares of Stock shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees, officers, or members of the board of directors of the Company or Subsidiaries, or consultants or other persons providing services to the Company or any Subsidiary, prior to such acquisition or combination.

§ 4.
EFFECTIVE DATE

The effective date of this Plan shall be the date the stockholders of the Company (acting at a duly called meeting of such stockholders) approve the adoption of this Plan.

§ 5.
COMMITTEE

This Plan shall be administered by the Committee. The Committee acting in its absolute discretion shall exercise such powers and take such action as expressly called for under this Plan and, further, the Committee shall have the power to interpret this Plan and (subject to § 14 and § 15 and Rule 16b-3) to take such other action in the administration and operation of this Plan as the Committee deems equitable under the circumstances, which action shall be binding on the Company, on each affected Eligible Employee or Eligible Director and on each other person directly or indirectly affected by such action. Furthermore, the Committee as a condition to making any grant under this Plan to any Eligible Employee or Eligible Director shall have the right to require him or her to execute an agreement that makes the Eligible Employee or Eligible Director subject to non-competition provisions and other restrictive covenants that run in favor of the Company. Subject to the limitations of the Delaware Corporation Law, the Committee may delegate its authority under the Plan to one or more officers of the Company.

§ 6.
ELIGIBILITY

Only Eligible Employees who are employed by the Company or a Subsidiary or Parent shall be eligible for the grant of ISOs under this Plan. All Eligible Employees and all Eligible Directors shall be eligible for the grant of Non-ISOs and Stock Appreciation Rights and for Stock Grants, Stock Unit Grants and Cash Bonus Incentives under this Plan.


§ 7.
<u>OPTIONS</u>


7.1 <u>Committee Action</u>. The Committee acting in its absolute discretion shall have the right to grant Options to Eligible Employees and to Eligible Directors under this Plan from time to time to purchase shares of Stock, but the Committee shall not (subject to § 13) take any action, whether through amendment, cancellation, replacement grants, or any other means, to reduce the Option Price of any outstanding Options absent approval of the Company's stockholders or to effect a cash buyout of any outstanding Option that has an Option Price per share in excess of the then Fair Market Value per share. Each grant of an Option to an Eligible Employee or Eligible Director shall be evidenced by an Option Certificate, and each Option Certificate shall set forth whether the Option is an ISO or a Non-ISO and shall set forth such other terms and conditions of such grant as the Committee acting in its absolute discretion deems consistent with the terms of this Plan; however, (a) if the Committee grants an ISO and a Non-ISO to an Eligible Employee on the same date, the right of the Eligible Employee to exercise the ISO shall not be conditioned on his or her failure to exercise the Non-ISO and (b) if the only condition to exercise of the Option is the completion of a period of service, such period of service shall be no less than the one year period that starts on the date on which the Option is granted unless the Committee determines that a shorter period of service (or no period of service) better serves the Company's interest.

7.2 <u>$100,000 Limit</u>. No Option shall be treated as an ISO to the extent that the aggregate Fair Market Value of the Stock subject to the Option that would first become exercisable in any calendar year exceeds $100,000. Any such excess shall instead automatically be treated as a Non-ISO. The Committee shall interpret and administer the ISO limitation set forth in this § 7.2 in accordance with § 422(d) of the Code, and the Committee shall treat this § 7.2 as in effect only for those periods for which § 422(d) of the Code is in effect.

7.3 <u>Option Price</u>. The Option Price for each share of Stock subject to an Option shall be no less than the Fair Market Value of a share of Stock on the date on which the Option is granted; provided, however, if the Option is an ISO granted to an Eligible Employee who is a Ten Percent Stockholder, the Option Price for each share of Stock subject to such ISO shall be no less than 110% of the Fair Market Value of a share of Stock on the date such ISO is granted.

7.4 <u>Payment</u>. The Option Price shall be payable in full upon the exercise of any Option and, at the discretion of the Committee, an Option Certificate can provide for the payment of the Option Price either (a) in cash, (b) by check, (c) in Stock that is acceptable to the Committee, (d) through any cashless exercise procedure that is effected by an unrelated broker through a sale of Stock in the open market and that is acceptable to the Committee, (e) through any cashless exercise procedure that is acceptable to the Committee, including by having the Company withhold Stock that would otherwise be issued, or (f) in any combination of such forms of payment. Any payment made in Stock shall be treated as equal to the Fair Market Value of such Stock on the date, as applicable, the certificate for such Stock (or proper evidence of such certificate) is presented to the Committee or its delegate in such form as acceptable to the Committee or Stock that would otherwise be issued is withheld. Any method for the payment of the Option Price permitted pursuant to this § 7.4 may be used for the payment of any withholding requirements under § 16.3. Each Option Certificate shall be deemed to include the right to pay the Option Price in accordance with the procedure described in § 7.4(c) or § 7.4(e).


6


7.5 <u>Exercise</u>.

(a) <u>Exercise Period</u>. Each Option granted under this Plan shall be exercisable in whole or in part at such time or times as set forth in the related Option Certificate, but no Option Certificate shall make an Option exercisable on or after the earlier of
    (1) the date that is the fifth anniversary of the date on which the Option is granted, if the Option is an ISO and the Eligible Employee is a Ten Percent Stockholder on the date the Option is granted, or
    (2) the date that is the tenth anniversary of the date on which the Option is granted, if the Option is (a) a Non-ISO or (b) an ISO that is granted to an Eligible Employee who is not a Ten Percent Stockholder on the date the Option is granted.

(b) <u>Termination of Status as Eligible Employee or Eligible Director</u>. Subject to § 7.5(a), an Option Certificate may provide for the exercise of an Option after an Eligible Employee's or an Eligible Director's status as such has terminated for any reason whatsoever, including death or disability.


§ 8.
STOCK APPRECIATION RIGHTS


8.1 <u>Committee Action</u>. The Committee acting in its absolute discretion shall have the right to grant Stock Appreciation Rights to Eligible Employees and to Eligible Directors under this Plan from time to time, but the Committee shall not (subject to § 13) take any action, whether through amendment, cancellation, replacement grants, or any other means, to reduce the SAR Value of any outstanding Stock Appreciation Rights absent approval of the Company's stockholders or to effect a cash buyout of any outstanding Stock Appreciation Rights that has an SAR Value per share in excess of the then Fair Market Value per share of Stock on which the right to appreciation is based. Each Stock Appreciation Right grant shall be evidenced by a Stock Appreciation Right Certificate or, if such Stock Appreciation Right is granted as part of an Option, shall be evidenced by the Option Certificate for the related Option.

8.2 <u>Terms and Conditions</u>.

(a) <u>Stock Appreciation Right Certificate</u>. If a Stock Appreciation Right is granted independent of an Option, such Stock Appreciation Right shall be evidenced by a Stock Appreciation Right Certificate, and such certificate shall set forth the number of shares of Stock on which the Eligible Employee's or Eligible Director's right to appreciation shall be based and the SAR Value of each share of Stock. Such SAR Value shall be no less than the Fair Market Value of a share of Stock on the date that the Stock Appreciation Right is granted. The Stock Appreciation Right Certificate shall set forth such other terms and conditions for the exercise of the Stock Appreciation Right as the Committee deems appropriate under the circumstances, but no Stock Appreciation Right Certificate shall make a Stock Appreciation Right exercisable on or after the date that is the tenth anniversary of the date such Stock Appreciation Right is granted.

(b) <u>Option Certificate</u>. If a Stock Appreciation Right is granted together with an Option, such Stock Appreciation Right shall be evidenced by an Option Certificate, the number of shares of Stock on which the Eligible Employee's or Eligible Director's right to appreciation shall be the same as the number of shares of Stock subject to the related Option, and the SAR Value for each such share of Stock shall be no less than the Option Price under the related Option. Each such Option Certificate shall provide that the exercise of the Stock Appreciation Right with respect to any share of Stock shall cancel the Eligible Employee's or Eligible Director's right to exercise his or her Option with respect to such share and, conversely, that the exercise of the Option with respect to any share of Stock shall cancel the Eligible Employee's or Eligible Director's right to exercise his or her Stock Appreciation Right with respect to such share. A Stock Appreciation Right that is granted as part of an Option shall be exercisable only while the related Option is exercisable. The Option Certificate shall set forth such other terms and conditions for the exercise of the Stock Appreciation Right as the Committee deems appropriate under the circumstances.

(c) <u>Minimum Period of Service</u>. If the only condition to exercise of a Stock Appreciation Right is the completion of a period of service, such period of service shall be no less than the one year period that starts on the date on which the Stock Appreciation Right is granted unless the Committee determines that a shorter period of service (or no period of service) better serves the Company's interest.

8.3 _Exercise_. A Stock Appreciation Right shall be exercisable only when the Fair Market Value of a share of Stock on which the right to appreciation is based exceeds the SAR Value for such share, and the payment due on exercise shall be based on such excess with respect to the number of shares of Stock to which the exercise relates.

An Eligible Employee or Eligible Director upon the exercise of his or her Stock Appreciation Right shall receive a payment from the Company in cash or in Stock issued under this Plan, or in a combination of cash and Stock, and the number of shares of Stock issued shall be based on the Fair Market Value of a share of Stock on the date the Stock Appreciation Right is exercised. The Committee acting in its absolute discretion shall have the right to determine the form and time of any payment under this § 8.3.

§ 9.
STOCK GRANTS

9.1 _Committee Action_. The Committee acting in its absolute discretion shall have the right to make Stock Grants and Stock Unit Grants to Eligible Employees and to Eligible Directors. Each Stock Grant and each Stock Unit Grant shall be evidenced by a Stock Grant Certificate, and each Stock Grant Certificate shall set forth the conditions, if any, under which Stock will be issued under the Stock Grant or cash will be paid under the Stock Unit Grant and the conditions under which the Eligible Employee's or Eligible Director's interest in any Stock that has been issued will become non-forfeitable. As determined by the Committee, a Stock Grant may result in either (a) an immediate transfer of shares of Stock to Eligible Employee or Eligible Director under Section 9.2(b), subject to the requirement that such shares be returned to the Company upon any conditions imposed by the Committee or (b) a transfer of shares of Stock only upon the satisfaction of any conditions imposed by the Committee pursuant to Section 9.2(a).

9.2 _Conditions_.

(a) _Conditions to Issuance of Stock_. The Committee acting in its absolute discretion may make the issuance of Stock under a Stock Grant subject to the satisfaction of one or more conditions that the Committee deems appropriate under the circumstances for Eligible Employees or Eligible Directors generally or for an Eligible Employee or an Eligible Director in particular, and the related Stock Grant Certificate shall set forth each such condition and the deadline for satisfying each such condition. Stock subject to such a Stock Grant shall be issued in the name of an Eligible Employee or Eligible Director only after each such condition, if any, has been timely satisfied, and any Stock that is so issued shall be held by the Company pending the satisfaction of the forfeiture conditions, if any, under § 9.2(b) for the related Stock Grant.

(b) _Conditions on Forfeiture of Stock or Cash Payment_. The Committee acting in its absolute discretion may make any cash payment due under a Stock Unit Grant or Stock issued in the name of an Eligible Employee or Eligible Director under a Stock Grant non-forfeitable only upon the satisfaction of one or more objective employment, performance or other condition that the Committee acting in its absolute discretion deems appropriate under the circumstances for Eligible Employees or Eligible Directors generally or for an Eligible Employee or an Eligible Director in particular, and the related Stock Grant Certificate shall set forth each such condition, if any, and the deadline, if any, for satisfying each such condition. An Eligible Employee's or an Eligible Director's non-forfeitable interest in the shares of Stock underlying a Stock Grant or the cash payable under a Stock Unit Grant shall depend on the extent to which he or she timely satisfies each such condition. If a share of Stock is issued under this § 9.2(b) before an Eligible Employee's or Eligible Director's interest in such share of Stock becomes non-forfeitable, (1) such share of Stock shall not be available for re-issuance under § 3 until such time, if any, as such share of Stock thereafter is forfeited as a result of a failure to timely satisfy a forfeiture condition and (2) the Company shall have the right to condition any such issuance on the Eligible Employee or Eligible Director first signing an irrevocable stock power in favor of the Company with respect to the forfeitable shares of Stock issued to such Eligible Employee or Eligible Director in order for the Company to effect any forfeiture called for under the related Stock Grant Certificate.

(c) _Minimum Period of Service_. If the only condition to the forfeiture of a Stock Grant or a Stock Unit Grant is the completion of a period of service, such period of service shall be no less than the one year period that starts on the date on which the Stock Grant or Stock Unit Grant is made unless the Committee determines that a shorter period of service (or no period of service) better serves the Company's interest.

9.3 <u>Dividends, Voting Rights and Creditor Status</u>.

(a) <u>Cash Dividends</u>. To the extent set forth in a Stock Grant Certificate, if a dividend is paid in cash on a share of Stock after such Stock has been issued under a Stock Grant but before the first date that an Eligible Employee's or an Eligible Director's interest in such Stock (1) is forfeited completely or (2) becomes completely non-forfeitable, the Company shall hold such cash dividend subject to the same conditions under § 9.2(b) as the related Stock Grant and shall pay such dividend to the Eligible Employee or Eligible Director only upon satisfaction of such conditions. In the case of a Stock Award providing for the transfer of Stock only upon the satisfaction of conditions imposed by the Committee, the Stock Grant Certificate may provide that the number of shares subject to the Stock Grant shall be automatically increased by the number of Shares that could be purchased with the dividends paid on an equivalent number of outstanding Shares.

(b) <u>Stock Dividends</u>. If a stock dividend is paid on a share of Stock in Stock after such Stock has been issued under a Stock Grant but before the first date that an Eligible Employee's or an Eligible Director's interest in such Stock (1) is forfeited completely or (2) becomes completely non-forfeitable, the Company shall hold such dividend Stock subject to the same conditions under § 9.2(b) as the related Stock Grant and shall pay such dividend to the Eligible Employee or Eligible Director only upon satisfaction of such conditions.

(c) <u>Other</u>. If a dividend (other than a dividend described in § 9.3(a) or § 9.3(b)) is paid with respect to a share of Stock after such Stock has been issued under a Stock Grant but before the first date that an Eligible Employee's or an Eligible Director's interest in such Stock (1) is forfeited completely or (2) becomes completely non-forfeitable, the Company shall hold such dividend subject to the same conditions under § 9.2(b) as the related Stock Grant and shall pay such dividend to the Eligible Employee or Eligible Director only upon satisfaction of such conditions.

(d) <u>Voting</u>. Except as otherwise set forth in a Stock Grant Certificate, an Eligible Employee or an Eligible Director shall have the right to vote the Stock issued under his or her Stock Grant during the period that comes after such Stock has been issued under a Stock Grant but before the first date that an Eligible Employee's or Eligible Director's interest in such Stock (1) is forfeited completely or (2) becomes completely non-forfeitable.

(e) <u>General Creditor Status</u>. Each Eligible Employee and each Eligible Director to whom a Stock Unit grant is made shall be no more than a general and unsecured creditor of the Company with respect to any cash payable under such Stock Unit Grant.

9.4 <u>Satisfaction of Forfeiture Conditions</u>. A share of Stock shall cease to be subject to a Stock Grant at such time as an Eligible Employee's or an Eligible Director's interest in such Stock becomes non-forfeitable under this Plan and the Stock Grant Certificate, and the certificate or other evidence of ownership representing such share shall be transferred to the Eligible Employee or Eligible Director as soon as practicable thereafter.

9.5 <u>Performance-Based Grants and Cash Bonus Incentives</u>.

(a) <u>General</u>. The Committee may (1) make Stock Grants and Stock Unit Grants and grant Cash Bonus Incentives to Eligible Employees subject to one or more performance goals described in § 9.5(b) or otherwise or (2) make Stock Grants or Stock Unit Grants or grant Cash Bonus Incentives under such other circumstances as the Committee deems likely to result in an income tax deduction for the Company with respect to such Stock Grant or Stock Unit Grant or Cash Bonus Incentive. Each grant of a Cash Bonus Incentive to an Eligible Employee or Eligible Director shall be evidenced by a Cash Bonus Incentive Certificate.

(b) <u>Performance Goals</u>. A performance goal is described in this § 9.5(b) if such goal relates to (1) return over capital costs or increases in return over capital costs, (2) return on invested capital or increases in return on invested capital, (3) operating performance or operating performance improvement, (4) safety record, (5) customer satisfaction or customer engagement surveys, (6) total earnings or the growth in such earnings, (7) consolidated earnings or the growth in such earnings, (8) earnings per share or the growth in such earnings, (9) net earnings or income or the growth in such earnings or income, (10) earnings before interest expense, taxes, depreciation, amortization and other non-cash items or the growth in such earnings, (11) earnings before interest and taxes or the growth in such earnings, (12) consolidated net income or the growth in such income, (13) the value of the Company's common stock or the growth in such value, (14) the Company's stock price or the growth in such price, (15) the weight or volume of paperboard or containerboard produced or converted, (16) return on assets or equity or the growth on such returns, (17) cash flow or the growth in such cash flow, (18) the Company's total stockholder return or the growth in such return, (19) expenses or the reduction of such expenses, (20) sales or sales growth; (21) overhead ratios or changes in such ratios, (22) expense-to-sales ratios or the changes in such ratios, or (23) economic value added or changes in such value added. The performance goals for the participants will (as the Committee deems appropriate) be based on criteria related to Company-wide performance, division-specific or other business unit-specific performance (where the Committee can apply the business criteria on such basis), plant or facility-specific performance, department-specific performance, personal goal performance or any combination of the performance-based goals or criteria.

(c) <u>Alternative Goals</u>. A performance goal under this § 9.5 may be set in any manner determined by the Committee, including looking to achievement on an absolute or relative basis in relation to peer groups or indices. Further, the Committee may express any goal in alternatives, or in a range of alternatives, as the Committee deems appropriate or helpful, such as including or excluding (1) any acquisitions or dispositions, restructurings, discontinued operations, items of an unusual nature or of infrequency of occurrence or non-recurring items, and other unusual or non-recurring charges, (2) any event either not directly related to the operations of the Company or not within the reasonable control of the Company's management or (3) the effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

§ 10.
NON-TRANSFERABILITY

No Option, Stock Grant, Stock Unit Grant, Stock Appreciation Right or Cash Bonus Incentive shall (absent the Committee's consent) be transferable by an Eligible Employee or an Eligible Director other than by will or by the laws of descent and distribution, and any Option or Stock Appreciation Right shall (absent the Committee's consent) be exercisable during an Eligible Employee's or Eligible Director's lifetime only by the Eligible Employee or Eligible Director; provided, however, that no Option will be transferred for value. The person or persons to whom an Option, Stock Grant, Stock Unit Grant, Stock Appreciation Right or Cash Bonus Incentive is transferred by will or by the laws of descent and distribution (or with the Committee's consent) thereafter shall be treated as the Eligible Employee or Eligible Director.

§ 11.
SECURITIES REGISTRATION

As a condition to the receipt of shares of Stock under this Plan, the Eligible Employee or Eligible Director shall, if so requested by the Company, agree to hold such shares of Stock for investment and not with a view of resale or distribution to the public and, if so requested by the Company, shall deliver to the Company a written statement satisfactory to the Company to that effect. Furthermore, if so requested by the Company, the Eligible Employee or Eligible Director shall make a written representation to the Company that he or she will not sell or offer for sale any of such Stock unless a registration statement shall be in effect with respect to such Stock under the 1933 Act and any applicable state securities law or he or she shall have furnished to the Company an opinion in form and substance satisfactory to the Company of legal counsel satisfactory to the Company that such registration is not required. Certificates or other evidence of ownership representing the Stock transferred upon the exercise of an Option or Stock Appreciation Right or upon the lapse of the forfeiture conditions, if any, on any Stock Grant may at the discretion of the Company bear a legend to the effect that such Stock has not been registered under the 1933 Act or any applicable state securities law and that such Stock cannot be sold or offered for sale in the absence of an effective registration statement as to such Stock under the 1933 Act and any applicable state securities law or an opinion in form and substance satisfactory to the Company of legal counsel satisfactory to the Company that such registration is not required.

§ 12.
LIFE OF PLAN

No Option or Stock Appreciation Right shall be granted or Stock Grant, Stock Unit Grant or Cash Bonus Incentive made under this Plan on or after the earlier of:

(1) the tenth anniversary of the effective date of this Plan (as determined under § 4), in which event this Plan otherwise thereafter shall continue in effect until all outstanding Options, Stock Appreciation Rights and Cash Bonus Incentives have been exercised in full or no longer are exercisable and all Stock issued under any Stock Grants under this Plan have been forfeited or have become non-forfeitable, or

(2) the date on which all of the Stock reserved under § 3 has (as a result of the exercise of Options or Stock Appreciation Rights granted under this Plan or the satisfaction of the forfeiture conditions, if any, on Stock Grants) been issued or no longer is available for use under this Plan, in which event this Plan also shall terminate on such date.

§ 13.
ADJUSTMENT

13.1 Capital Structure. The grant caps described in § 3.4, the number, kind or class (or any combination thereof) of shares of Stock subject to outstanding Options and Stock Appreciation Rights granted under this Plan and the Option Price of such Options and the SAR Value of such Stock Appreciation Rights as well as the number, kind or class (or any combination thereof) of shares of Stock subject to outstanding Stock Grants and Stock Unit Grants made under this Plan shall be adjusted by the Committee in a reasonable and equitable manner to preserve immediately after

(a) any equity restructuring or change in the capitalization of the Company, including, but not limited to, spin offs, stock dividends, large non-reoccurring dividends, rights offerings or stock splits, or

(b) any other transaction described in § 424(a) of the Code that does not constitute a Change in Control of the Company

the aggregate intrinsic value of each such outstanding Option, Stock Appreciation Right, Stock Grant and Stock Unit Grant immediately before such restructuring or recapitalization or other transaction.

13.2 <u>Available Shares</u>. If any adjustment is made with respect to any outstanding Option, Stock Appreciation Right, Stock Grant or Stock Unit Grant under § 13.1, then the Committee shall adjust the number, kind or class (or any combination thereof) of shares of Stock reserved under § 3.1 so that there is a sufficient number, kind and class of shares of Stock available for issuance pursuant to each such Option, Stock Appreciation Right, Stock Grant and Stock Unit Grant as adjusted under § 13.1 without seeking the approval of the Company's stockholders for such adjustment unless such approval is required under applicable law or the rules of the stock exchange on which shares of Stock are traded. Furthermore, the Committee shall further adjust such number, kind or class (or any combination thereof) of shares of Stock reserved under § 3.1 in light of any of the events described in § 13.1(a) and § 13.1(b) to the extent the Committee acting in good faith determinates that a further adjustment would be appropriate and proper under the circumstances and in keeping with the purposes of this Plan without seeking the approval of the Company's stockholders for such adjustment unless such approval is required under applicable law or the rules of the stock exchange on which shares of Stock are traded.

13.3 <u>Transactions Described in § 424 of the Code</u>. If there is a corporate transaction described in § 424(a) of the Code that does not constitute a Change in Control of the Company, the Committee as part of any such transaction shall have the right to make Stock Grants, Stock Unit Grants and Option and Stock Appreciation Right grants (without regard to any limitations set forth under 3.4 of this Plan) to effect the assumption of, or the substitution for, outstanding stock grants, stock unit grants and option and stock appreciation right grants previously made by any other corporation to the extent that such corporate transaction calls for such substitution or assumption of such outstanding stock grants, stock unit grants and stock option and stock appreciation right grants. Furthermore, if the Committee makes any such grants as part of any such transaction, the Committee shall have the right to increase the number of shares of Stock available for issuance under § 3.1 by the number of shares of Stock subject to such grants without seeking the approval of the Company's stockholders for such adjustment unless such approval is required under applicable law or the rules of the stock exchange on which shares of Stock are traded.

13.4 <u>Fractional Shares</u>. If any adjustment under this § 13 would create a fractional share of Stock or a right to acquire a fractional share of Stock under any Option, Stock Appreciation Right or Stock Grant, such fractional share shall be disregarded and the number of shares of Stock reserved under this Plan and the number subject to any Options or Stock Appreciation Right grants and Stock Grants shall be the next lower number of shares of Stock, rounding all fractions downward. An adjustment made under this § 13 by the Committee shall be conclusive and binding on all affected persons.


§ 14.
<u>CHANGE IN CONTROL</u>


14.1 <u>General Rules</u>.

(a) <u>Continuation or Assumption</u>. If as a part of a Change in Control there is a continuation by the Company of, or an assumption by the Company's successor of, an outstanding Cash Bonus Incentive, Option, Stock Appreciation Right, Stock Grant or Stock Unit Grant, then (subject to § 14.1(c) and § 14.2) each Eligible Employee's rights and each Eligible Director's rights with respect to each such then outstanding grant under this Plan that is so continued or assumed shall vest in accordance with any service-based vesting schedule set forth in the terms of such grant unless the Eligible Employee's employment or the Eligible Director's service is terminated other than for "cause" or he or she resigns for "good reason" before he or she has the opportunity to satisfy such service requirement, in which event his or her interest in such grant shall vest 100% at the time of such termination. The terms "cause" and "good reason" shall be defined in the related Cash Bonus Incentive Certificate, Option Certificate, Stock Appreciation Right Certificate or Stock Grant Certificate.

(b) <u>No Continuation or Assumption</u>. If as a part of a Change in Control there is no continuation or assumption of an outstanding Cash Bonus Incentive, Option, Stock Appreciation Right, Stock Grant or Stock Unit Grant described in § 14.1(a), then (subject to § 14.1(c) and § 14.2) each Eligible Employee's rights and each Eligible Director's rights with respect to each such then outstanding grant under this Plan that is not so continued or assumed shall vest 100% on the Change Effective Date and automatically shall be cancelled in exchange for (1) the payment due under any such Cash Bonus Incentive if the grant cancelled is a Cash Bonus Incentive, (2) a payment equal to the excess, if any, of the value assigned to a share of Stock in connection with such Change in Control over the Option Price or SAR Value, as applicable, times the number of shares of Stock subject to such Option or Stock Appreciation Right if the grant cancelled is an Option or a Stock Appreciation Right, (3) a payment equal to the value assigned to a share of Stock in connection with such Change in Control times the number of shares of Stock subject to a Stock Grant if the grant cancelled is a Stock Grant and (4) the payment due under any Stock Unit Grant if the grant cancelled is a Stock Unit Grant.

(c) <u>Performance Conditions</u>. If vesting with respect to an outstanding Cash Bonus Incentive, Option, Stock Appreciation Right, Stock Grant or Stock Unit Grant is based in whole or in part on the satisfaction of a performance condition, or more than one performance condition, that has a "target" level of performance and there is a Change in Control, then such performance "target," or each such performance "target," shall be deemed to have been met at 100% of the "target" on the Change Effective Date unless the Committee determines that such "target" performance has already been exceeded (in which event the Committee shall determine the appropriate level of performance with respect to such grant) or the related performance measurement period has expired before the Change Effective Date.

14.2 <u>Exception to General Rules</u>. The general rules set forth in § 14.1 shall be applicable except to the extent that there are different, special rules applicable to an Eligible Employee or an Eligible Director that are set forth his or her Cash Bonus Incentive Certificate, Option Certificate, Stock Appreciation Right Certificate or Stock Grant Certificate or in an Eligible Employee's employment agreement.

§ 15.
<u>AMENDMENT OR TERMINATION</u>

This Plan may be amended by the Board from time to time to the extent that the Board deems necessary or appropriate; provided, however, (a) no amendment shall be made absent the approval of the stockholders of the Company to the extent such approval is required under applicable law or the rules of the stock exchange on which shares of Stock are listed and (b) no amendment shall be made to § 14 on or after the date of any Change in Control that might adversely affect any rights that otherwise would vest on the related Change Effective Date. The Board also may suspend granting Options or Stock Appreciation Rights or making Stock Grants, Stock Unit Grants or Cash Bonus Incentives under this Plan at any time and may terminate this Plan at any time; provided, however, the Board shall not have the right unilaterally to modify, amend or cancel any Option, Stock Appreciation Right granted or Stock Grant or Cash Bonus Incentive made before such suspension or termination unless (1) the Eligible Employee or Eligible Director consents in writing to such modification, amendment or cancellation or (2) there is a dissolution or liquidation of the Company or a transaction described in § 13.1 or § 14.

§ 16.
<u>MISCELLANEOUS</u>

16.1 <u>Stockholder Rights</u>. No Eligible Employee or Eligible Director shall have any rights as a stockholder of the Company as a result of the grant of an Option or a Stock Appreciation Right pending the actual delivery of the Stock subject to such Option or Stock Appreciation Right to such Eligible Employee or Eligible Director. An Eligible Employee's or an Eligible Director's rights as a stockholder in the shares of Stock that remain subject to forfeiture under § 9.2(b) shall be set forth in the related Stock Grant Certificate.

16.2 <u>No Contract of Employment</u>. The grant of an Option, a Stock Appreciation Right, a Stock Grant, Stock Unit Grant or Cash Bonus Incentive to an Eligible Employee or Eligible Director under this Plan shall not constitute a contract of employment or a right to continue to serve on the Board and shall not confer on an Eligible Employee or Eligible Director any rights upon his or her termination of employment or service in addition to those rights, if any, expressly set forth in this Plan or the related Option Certificate, Stock Appreciation Right Certificate, Stock Grant Certificate or Cash Bonus Incentive Certificate.

16.3 <u>Withholding</u>. Each Option, Stock Appreciation Right, Stock Grant, Stock Unit Grant and Cash Bonus Incentive shall be made subject to the condition that the Eligible Employee or Eligible Director consents to whatever action the Committee directs to satisfy the applicable statutory federal and state tax withholding requirements, if any, including up to the maximum permissible statutory tax rate that the Company determines are applicable to the exercise of such Option, Stock Appreciation Right or Cash Bonus Incentive or to the satisfaction of any forfeiture conditions with respect to Stock subject to a Stock Grant or Stock Unit Grant issued in the name of the Eligible Employee or Eligible Director. No withholding shall be effected under this Plan that exceeds the maximum statutory federal and state withholding requirements.

16.4 <u>Compensation Recoupment Policy</u>. All outstanding awards and all payments made under the Plan shall be subject to any compensation recoupment or "clawback" policy of the Company providing for the recovery of compensation upon a material accounting restatement, as such policy is in effect from time to time. By accepting the grant of any award hereunder, each Eligible Employee shall be deemed to agree to be bound by such policy.

16.5 <u>Construction</u>. All references to sections (§) are to sections (§) of this Plan unless otherwise indicated. This Plan shall be construed under the laws of the State of Delaware. Each term set forth in § 2 shall, unless otherwise stated, have the meaning set forth opposite such term for purposes of this Plan and, for purposes of such definitions, the singular shall include the plural and the plural shall include the singular. All references to applicable laws shall be deemed to include any amendments to such laws and any successor provisions to such laws. Finally, if there is any conflict between the terms of this Plan and the terms of any Option Certificate, Stock Appreciation Right Certificate, Stock Grant Certificate or Cash Bonus Incentive Certificate, the terms of this Plan shall control.

16.6 <u>Other Conditions</u>. Each Option Certificate, Stock Appreciation Right Certificate or Stock Grant Certificate may require that an Eligible Employee or an Eligible Director (as a condition to the exercise of an Option or a Stock Appreciation Right or the issuance of Stock subject to a Stock Grant) enter into any agreement or make such representations prepared by the Company, including (without limitation) any agreement that restricts the transfer of Stock acquired pursuant to the exercise of an Option or a Stock Appreciation Right or a Stock Grant or provides for the repurchase of such Stock by the Company.

16.7 <u>Rule 16b-3</u>. The Committee shall have the right to amend any Option, Stock Grant, Stock Appreciation Right or Cash Bonus Incentive to withhold or otherwise restrict the transfer of any Stock or cash under this Plan to an Eligible Employee or Eligible Director as the Committee deems appropriate in order to satisfy any condition or requirement under Rule 16b-3 to the extent Rule 16 of the 1934 Act might be applicable to such grant or transfer.

16.8 <u>Section 409A</u>. To the extent that any award granted or payment due under the Plan is considered "deferred compensation" subject to § 409A of the Code, the terms of the Plan and the terms of the applicable award agreement or certificate shall be interpreted and administered in a manner so that an Eligible Director or Eligible Employee who receives such an award shall not become subject to taxation under § 409A of the Code.

16.9 <u>Coordination with Employment Agreements and Other Agreements</u>. If the Company enters into an employment agreement or other agreement with an Eligible Employee or Eligible Director that expressly provides for the acceleration in vesting of an outstanding Option, Stock Appreciation Right, Stock Grant, Stock Unit Grant or Cash Bonus Incentive or for the extension of the deadline to exercise any rights under an outstanding Option, Stock Appreciation Right, Stock Grant, Stock Unit Grant or Cash Bonus Incentive, any such acceleration or extension shall be deemed effected pursuant to, and in accordance with, the terms of such outstanding Option, Stock Appreciation Right, Stock Grant, Stock Unit Grant or Cash Bonus Incentive and this Plan even if such employment agreement or other agreement is first effective after the date the outstanding Option, Stock Appreciation Right or Cash Bonus Incentive was granted or the Stock Grant, Stock Unit Grant or Cash Bonus Incentive was made.

IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute this Plan to evidence its adoption of this Plan.

WESTROCK COMPANY

By: /s/ Robert B. McIntosh

Date: October 30, 2020


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WestRock

www.westrock.com